As Filed with the Securities and Exchange Commission on March 19, 1998
                      Registration No. 333-____________

==============================================================================

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------
                                  FORM SB-2
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933

                         BLUE RIVER BANCSHARES, INC.
              (Name of small business issuer as in its charter)

        Indiana                      6035                     35-2016637
 (State or jurisdiction       (Primary Standard            (I.R.S. Employee
    of incorporation       Industrial Classification        Identification
    or organization)             Code Number)                   Number)

                                 P.O. Box 927
                          Shelbyville, Indiana 46176
                                (317) 392-7700
       (Address and telephone number of principal executive offices and principal place of business or intended principal place of business)

                          Robert C. Reed, President
                         Blue River Bancshares, Inc.
                                 P.O. Box 927
                          Shelbyville, Indiana 46176
                                (317) 392-7700
          (Name, address, and telephone number of agent for service)

                                  Copies to:
Timothy M. Harden, Esq.                      Mark B. Barnes, Esq.
Michael J. Messaglia, Esq.                   Leagre Chandler & Millard
Krieg DeVault Alexander & Capehart           9100 Keystone Crossing, Suite 800
One Indiana Square, Suite 2800               Indianapolis, IN  46250
Indianapolis, IN 46204                       Telephone: (317) 843-1655
Telephone: (317) 636-4341                    Fax: (317) 846-7900
Fax:  (317) 636-1507

                                ----------------

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ] __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ] __________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
        Title
    of Each Class             Amount           Proposed Maximum      Proposed Maximum           Amount of
 of Securities to be           to be            Offering Price           Aggregate            Registration
      Registered           Registered (1)        per Share (1)      Offering Price (1)           Fee (2)
----------------------------------------------------------------------------------------------------------
     Common Stock,
     no par value         1,437,500 shares          $12.00              $17,250,000              $5,089
----------------------------------------------------------------------------------------------------------

(1) Includes 187,500 shares of Common Stock which may be purchased by the Underwriter to cover over-allotments.

(2) Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

==============================================================================

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) OF THE SECURITIES ACT OF 1933, MAY DETERMINE.

              SUBJECT TO COMPLETION, DATED ______________, 1998

PROSPECTUS

                                    [LOGO]

                               1,250,000 SHARES
                         BLUE RIVER BANCSHARES, INC.
                                 Common Stock
                        ______________________________

         Blue River Bancshares, Inc. (the "Company"), an Indiana corporation, is offering for sale 1,500,000 shares of its no par value common stock (the "Common Stock"). The Company is a proposed unitary savings and loan holding company which will acquire all of the outstanding common stock of Shelby County Savings Bank, FSB (the "Bank"), through the merger of the Bank's holding company, Shelby County Bancorp ("SCB"), into the Company (the "Merger"), pursuant to a merger agreement between the parties. The Bank is headquartered in Shelbyville, Indiana which is part of the greater Indianapolis metropolitan area. The Company has never conducted any business operations other than matters related to its initial organization, activities relating to the acquisition or formation of a bank to be headquartered in Shelbyville, Indiana and the raising of capital. See "BUSINESS OF BLUE RIVER BANCSHARES, INC." The Bank was established in 1937 as a federally-chartered mutual savings and loan association and converted to a federally-chartered stock savings bank in 1991. Upon consummation of the Merger, SCB's separate corporate existence will cease and shares of common stock of SCB will no longer be traded. There has been no public trading market for the Common Stock. Roney & Co., L.L.C. has advised the Company that it anticipates making a market in the Common Stock following completion of the offering, although there can be no assurance that an active trading market will develop. See "UNDERWRITING" for a discussion of the factors considered in determining the initial public offering price. The Company expects that the quotations for the Common Stock will be reported on the NASDAQ Small-Cap Market under the symbol "BRBI." The directors and officers of the Company have indicated their
non-binding expressions of interest to purchase at least            of the
shares of Common Stock in the offering.

                        ______________________________

THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF
RISK. SEE "RISK FACTORS" COMMENCING ON PAGE         FOR CERTAIN CONSIDERATIONS
RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        ______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================
                                   Price to               Underwriting                    Proceeds to
                                   Public                 Discounts  (1) (2)              Company (1)(3)
---------------------------------------------------------------------------------------------------------
 Per Share                             $12.00                        $                              $
---------------------------------------------------------------------------------------------------------
 Total (1)                        $15,000,000                  $                            $
=========================================================================================================


(1)      The Company has granted the Underwriter a 30-day option to purchase
         up to           additional shares of Common Stock solely to cover
         over-allotments, if any. If the Underwriter exercises such option in full, the Price to Public, Underwriting Discounts, and Proceeds to
         Company will be approximately $                  , $
         and $            , respectively. See "UNDERWRITING."  The Underwriter
         has agreed to limit the Underwriting Discounts to 4.0% of the Price
         to Public for up to           shares sold by the Underwriter to
         officers and directors of the Company or their immediate families,
         and certain other persons.  See "UNDERWRITING."  If          shares
         are so purchased, Underwriting Discounts will be reduced by, and
         Proceeds to Company will be increased by, $              .

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting".

(3)      Before deducting estimated offering expenses payable by the
         Company of $                      .

                        ______________________________

         The shares of Common Stock are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company in New York, New
York, on or about                                              , 1998,
against payment therefor in immediately available funds.

                        ______________________________

                                 RONEY & CO.


        THE DATE OF THIS PROSPECTUS IS                         , 1998.

         Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

            [MAP OF SHELBY COUNTY SAVINGS BANK, FSB SERVICE AREA]

                        ______________________________

                            AVAILABLE INFORMATION

         The Company is not currently a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but will be subject to the informational requirements of the Exchange Act following the completion of the offering, and in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York, 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The information is also available on the World Wide Web site maintained by the Commission at http://www.sec.gov.

         Requests for such documents also may be directed to Bradley A. Long, Vice President and Chief Financial Officer of Blue River Bancshares, Inc., at P.O. Box 927, Shelbyville, Indiana 46176. The Company's current telephone number is (317) 392-7700. The Company's address following completion of the Merger will be 29 East Washington Street, P.O. Box 927, Shelbyville, Indiana 46176 and its telephone number will be (317) 398-9721.

         SCB is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by SCB with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York, 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The information is also available on the World Wide Web site maintained by the Commission at http://www.sec.gov.

         All information contained in this Prospectus with respect to the Company has been supplied by the Company, and all information contained in this Prospectus with respect to SCB or the Bank has been supplied by SCB or the Bank.
                        ______________________________

         IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option.

                         BLUE RIVER BANCSHARES, INC.

         Blue River Bancshares, Inc. (the "Company"), an Indiana corporation, was organized on March 18, 1997 for the purpose of acquiring or forming a bank to be headquartered in Shelbyville, Indiana, which is part of the greater Indianapolis metropolitan area. The Company has no operating history. This Prospectus covers shares of Common Stock to be offered by the Company. The Company's primary purpose will be to own and operate Shelby County Savings Bank, FSB (the "Bank"), headquartered in Shelbyville, Indiana, as the Bank's parent company and sole shareholder. The Bank was established in 1937 as a federal savings and loan. Shelby County Bancorp ("SCB") currently is the Bank's parent company and sole shareholder. As of December 31, 1997 SCB had total assets of $97.2 milllion and total deposits of $70.8 million. The Company will acquire the Bank pursuant to the Amended and Restated Agreement of Affiliation and Merger dated March 12, 1998 (the "Merger Agreement") among the Company, SCB, and the Bank, through the merger of SCB with and into the Company (the "Merger"). At the closing of the Merger, the Bank's name will be changed to "Shelby County Bank," the separate corporate existence of SCB will cease and shares of common stock of SCB will no longer be traded. The Bank's main office is located in Shelbyville, Indiana and its branch offices are located in Shelbyville, Morristown and St. Paul in Shelby County, Indiana.

         The Bank's retail strategy will be to offer, primarily in Shelby County, a wide range of basic banking products and services that will be reasonably priced and easily understood by the customer. The Bank's commercial strategy will center on small to medium- sized businesses. Completion of the offering will be conditioned upon, among other things, the Company and the Bank having received all necessary regulatory approvals with respect to the Merger and satisfying certain conditions contained therein and the other conditions set forth in the Merger Agreement. Management anticipates that the Merger will be consummated in the second quarter of 1998.

         The Company intends to implement a business strategy aimed at making the Bank's operations more like a commercial bank than a traditional thrift. In this regard, the Company's business strategy for the Bank following the Merger will include the following:

         -                Increase the volume of commercial lending.
                          Commercial lending by the Bank has been nominal to date. The Company intends to expand the types of commercial products offered by the Bank to include commercial loans secured by equipment, inventory, accounts receivables and real estate and loans to individuals and organizations in the agricultural industry in the Bank's primary market area. The Shelby County Chamber of Commerce has indicated that there are 1,100 businesses in Shelby County, the Company intends to focus on these businesses.

         -                Establish a mortgage secondary market operation.
                          The Company believes a secondary market operation will enhance fee income, improve asset/liability management and increase liquidity. The Company believes this will enable the Bank to improve net interest income by converting a portion of the Bank's lower yielding fixed-rate mortgages into adjustable rate and balloon mortgages and higher yielding shorter-term commercial and consumer loans.

         - Increase the volume of consumer lending. The Bank intends to begin purchasing indirect auto loans through a select group of auto dealers that are located in the Bank's primary market area and that are well-known to the management of the Company. The Bank also intends to "cross-sell" its consumer loan products, including home equity loans, to its existing mortgage and other customers.

         - Increase deposits. The Bank intends to offer an expanded mix of checking account products which are designed to meet the diverse needs of businesses and individuals and lower the cost of funding the loans made by the Bank.

         The Company's business strategy is intended to combine the commercial banking skills of the Company's management with the existing reputation and presence of the Bank as one of the leading single-family mortgage lenders in Shelby County. Accordingly, as part of its business strategy, and as soon as is practical after the Merger, the Company intends to convert the Bank from a federally-chartered savings bank to an Indiana state-chartered commercial bank.

         All of the financial institutions in Shelby County, Indiana, except the Bank, are affiliated either with large, out-of-state holding companies or with medium-sized holding companies headquartered outside of Shelby County. Management of the Company believes that this situation has created a favorable opportunity for the Bank to continue as a locally-managed bank headquartered in Shelbyville, Indiana that demonstrates an interest in the business and personal financial affairs of its customers. Management further believes that the Bank can be successful in attracting small and medium sized businesses, professionals and individuals in Shelby County who desire to deal with a locally-managed bank.

                             PENDING TRANSACTION

         Pursuant to the Merger Agreement, the Company will acquire the Bank through the Merger. Following the Merger, the Bank will be a wholly-owned subsidiary of the Company. At the closing of the Merger, the outstanding shares of common stock of SCB ("SCB Common Stock") will be converted into the right to receive a cash amount totaling $11,005,500 (the "Merger Consideration"), assuming that all of the outstanding options for shares of SCB Common Stock have been exercised prior to the closing of the Merger and that no SCB shareholder asserts and perfects dissenters' rights in accordance with Indiana law. Upon consummation of the Merger, the separate corporate existence of SCB will cease and shares of SCB Common Stock will cease to be traded. See "USE OF PROCEEDS" and "PRO FORMA COMBINED FINANCIAL INFORMATION."

         The closing of the Merger is subject to various conditions, including, among others, obtaining requisite and satisfactory shareholder and regulatory approvals and the receipt of certain opinions and certificates. The Company and SCB are in compliance with all conditions and other requirements required to have been satisfied prior to the date hereof. None of the shares of Common Stock offered hereby will be sold unless the Company and the Underwriter determine that all the material conditions precedent to the closing of the Merger have been or will be fulfilled, or waived to the satisfaction of the Underwriter, concurrently with or immediately following the sale of the shares of Common Stock offered hereby. Completion of the Merger is conditioned upon the closing of the offering since no alternative financing for the Merger Consideration has been arranged or is currently contemplated by the Company. The offering is expected to be completed immediately prior to the closing of the Merger and as soon as practicable following receipt of shareholder approvals and all necessary regulatory approvals. See "PENDING TRANSACTION" AND "UNDERWRITING."

         For additional information regarding the Company, see "BLUE RIVER BANCSHARES, INC.," "BUSINESS OF BLUE RIVER BANCSHARES, INC." and "FINANCIAL STATEMENTS - BLUE RIVER BANCSHARES, INC."

         For additional information regarding SCB and the Bank, see "SHELBY COUNTY BANCORP," "BUSINESS OF SHELBY COUNTY BANCORP," "SELECTED CONSOLIDATED FINANCIAL DATA OF SHELBY COUNTY BANCORP," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF SHELBY COUNTY BANCORP," "BUSINESS OF SHELBY COUNTY BANCORP" and "CONSOLIDATED FINANCIAL STATEMENTS - SHELBY COUNTY BANCORP."

         For additional information regarding the Company and SCB, see "PRO FORMA COMBINED FINANCIAL INFORMATION."

         [Flow Chart of Merger]

                      MANAGEMENT AND BOARD OF DIRECTORS

         The Company has assembled a management team and a Board of Directors that have strong banking and business experience in the Bank's market area and a shared vision and commitment to the future growth and success of the Bank. The Company intends for the Bank to compete aggressively for its banking business through a systematic program of direct calling on both prospective customers and referral sources such as attorneys, accountants and other business people, many of whom the Company's directors and officers have come to know during their professional careers.

         Robert C. Reed, age 32, President and Chief Executive Officer of the Company, has over thirteen years of banking experience in the community. Mr. Reed will serve as the Bank's President and Chief Executive Officer following the closing of the Merger. Prior to his employment by the Company, from April, 1996 to August, 1997, Mr. Reed was Vice President, Regional Director and a member of the management committee of Citizens Bank of Central Indiana ("Citizens Bank"), which is a subsidiary of CNB Bancshares, Inc., Evansville, Indiana. Prior to his employment by Citizens Bank, Mr. Reed served in various lending and administrative positions in Shelby County with Farmers National Bank (now a part of National City Bank, Indiana), Irwin Union Bank and Trust Company and Norwest Mortgage, Inc. Mr. Reed is currently a member of the Shelby County Chamber of Commerce and the Morristown Chamber of Commerce and is the past President of the Town Council in Morristown, Indiana.

         Bradley A. Long, age 34, Vice President and Chief Financial Officer of the Company, has over eleven years of banking experience. Mr. Long will serve as the Senior Vice President and Treasurer of the Bank following the closing of the Merger. Prior to his employment by the Company, Mr. Long served as the Vice President and Controller of First of America's Bankcard Division in Kalamazoo, Michigan from March 1997 to February 1998 and he served as Vice President-Financial Analysis Manager of First of America in Indianapolis, Indiana from April 1994 to March 1997. Prior to Mr. Long's employment by First of America, he served as the Assistant Vice President-Accounting/Special Projects for STAR Financial Group, Marion, Indiana, the holding company of STAR Financial Bank, from May 1986 to April 1994.

         The Company has assembled a Board of Directors comprised of individuals with a broad background in banking, business and agriculture and a high level of community involvement. Steven R. Abel, age 48, is a licensed real estate appraiser with Hoosier Appraisal Service, Inc. and farmer and has over eighteen years of banking experience. He served as Vice President of Fifth Third Bank of Central Indiana and its predecessor, the New Palestine Bank, and served on their respective senior management teams. Mr. Abel was also a Vice President and Senior Lending Officer of Central Indiana Bank (now a part of Key Bank). Ralph W. Van Natta, age 68, is a local businessman and former Mayor of Shelbyville and past Commissioner of the Indiana Bureau of
Motor Vehicles.   D. Warren Robison, age 32, is a licensed real estate
appraiser and is the President and sole shareholder of Hoosier Appraisal Service, Inc. Immediately following the closing of the Merger, the Company intends to add James M. Robison, age 70, Chairman of SCB and the Bank, and Leonard J. Fischer, age 61, a director of SCB and the Bank, as directors of the Company, both of who have advised that they intend to serve when elected to the Board of Directors and to continue as directors of the Bank.

         The Company expects that the Bank will hire a Vice President and Chief Credit Officer shortly following consummation of the Merger.

         The officers and employees of the Bank are expected to continue as officers and employees of the Bank following completion of the Merger, except that Mr. Reed will be the President and Chief Executive Officer of the Bank and Mr. Abel will be the Chairman of the Bank. The current President and Chief Executive Officer of the Bank, Rodney L. Meyerholtz, and the current Chairman of the Bank, James M. Robison, will each resign their respective positions with the Bank at the closing of the Merger. Although Mr. Robison will continue to serve as a director of the Bank. See "PENDING TRANSACTION - Related Agreements and Transactions" and "MANAGEMENT OF THE COMPANY AND THE BANK."

         The directors and executive officers of the Company have indicated their non-binding expressions of interest to purchase, alone or with their
associates, at least            shares in the offering.  See "PRINCIPAL
SHAREHOLDERS."

         The management team and the Board represent a significant asset to the Company and the Bank. These individuals have many years of personal experience in the financial services industry. The Company believes that these individuals and their relationships in the Bank's market area should offer the Bank a substantial opportunity to attract new relationships.

                                 MARKET AREA

         Shelby County is in the top one-third out of 92 counties in the State of Indiana in terms of personal income and population growth from 1990 through 1995 based on estimates of the Ball State University's Bureau of Business
Research.    Following the Merger, the Bank's primary service area will continue to be Shelby County which is located approximately 25 miles southeast of Indianapolis, Indiana. Management of the Company believes that this community has an expanding and diverse economic base, which includes a wide range of small to medium-sized businesses engaged in manufacturing, services and retail. There are approximately 1,100 businesses in Shelby County. As of December 31, 1997, the unemployment rate for Shelby County was 2.8%, compared with the statewide average of approximately 3.4%, according to Ball State University's Bureau of Business Research.

         The Company's address following completion of the Merger will be 29 East Washington Street, P.O. Box 927, Shelbyville, Indiana 46176 and its telephone number will be (317) 398-9721. The Company's current mailing address is P.O. Box 927, Shelbyville, Indiana 46176 and its telephone number is (317) 392-7700.

                                 THE OFFERING

Securities Offered by the Company  ........  1,250,000 shares of Common Stock.
                                             In addition, the Company has
                                             granted the Underwriter an option
                                             to purchase up to an additional
                                                              shares to cover
                                             over-allotments. See "DESCRIPTION
                                             OF CAPITAL STOCK" and
                                             "UNDERWRITING."

Common Stock to be Outstanding
After the Offering ........................  1,250,000 shares (1,437,500 shares if the over-allotment option
                                             is exercised in full).

Use of Proceeds by the Company ............  (a) Payment of the Merger
                                             Consideration, (b) contribution
                                             of additional capital to the
                                             Bank, (c) repayment of borrowings
                                             that have financed expenses and
                                             costs of the Company and (d)
                                             general corporate purposes,
                                             including possible branch
                                             expansion. See "USE OF PROCEEDS."

Proposed NASDAQ Small-Cap
Market Symbol .............................  BRBI

           SUMMARY CONDENSED CONSOLIDATED HISTORICAL AND PRO FORMA
         FINANCIAL AND OPERATING DATA OF BLUE RIVER BANCSHARES, INC.
                          AND SHELBY COUNTY BANCORP


           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DOLLAR AMOUNTS)

Historical Data. The following table presents certain condensed consolidated historical financial and operating data of SCB as of and for each of the years in the two year period ended September 30, 1997 and as of and for each of the three month periods ended December 31, 1997 and 1996. The following table should be read in conjunction with the consolidated financial statements of SCB, including the respective notes thereto, which appear elsewhere in this Prospectus. See "CONSOLIDATED FINANCIAL STATEMENTS--Shelby County Bancorp". In the opinion of management of SCB, the data presented for the three month periods ended December 31, 1997 and 1996 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three month periods ending December 31, 1997 and 1996 are not necessarily indicative of results that may be expected for any other interim period or the year as a whole.

Pro Forma Data. The following table presents certain unaudited pro forma condensed combined financial data for the Company giving effect to the Merger as if it had occurred as of the beginning of the earliest period indicated herein and after giving effect to the pro forma adjustments described in the Notes to Blue River Bancshares, Inc. and Shelby County Bancorp Unaudited Pro Forma Combined Financial Statements. The Merger will be accounted for as a purchase, and the SCB assets acquired and liabilities assumed will be recorded at their estimated fair values, with the excess of the purchase price over the net fair market value recorded as goodwill. The purchase accounting adjustments are based on preliminary estimates of fair values. Actual fair values will be determined at the date of the Merger, and, accordingly the adjustments that have been included in the pro forma financial information are subject to change pending the final allocation of the total purchase cost of the Merger. This information should be read in conjunction with (i) the pro forma financial information, including the notes thereto, which appear elsewhere in this Prospectus, and (ii) the historical consolidated financial statements of the Company and SCB, including the respective notes thereto, which appear elsewhere in the Prospectus. See "PRO FORMA COMBINED FINANCIAL INFORMATION," and "CONSOLIDATED FINANCIAL STATEMENTS--Shelby County Bancorp" and "FINANCIAL STATEMENTS--Blue River Bancshares, Inc." The pro forma financial data does not give effect to any revenue enhancements or operating efficiencies that the Company's management believes may result from the transaction. The pro forma adjustments reflect (i) the aggregate amount of cash to be paid to the shareholders of SCB by the Company as a result of the Merger and the related purchase accounting adjustments, (ii) the consummation of the offering, (iii) the termination of the Company's subchapter S election under the Code. The pro forma financial data is not necessarily indicative of the results that actually would have occurred had the Merger been consummated on the dates indicated or that may occur in the future.

                                                                                                       Blue River
                                                                 Shelby County Bancorp              Bancshares, Inc.
                                                    At or for the Three           At or for the      At or for the
                                                       Months Ended                Year Ended          Year Ended
                                                        December 31,              September 30,       December 31,
                                                    -------------------          --------------      -------------
                                                         Historical                Historical          Pro Forma
                                                    -------------------          --------------      -------------
                                                       1997      1996            1997      1996          1997
                                                    -------------------          --------------      -------------
STATEMENT OF INCOME:
     Interest income                                  $1,867    $1,603          $6,708    $5,839        $6,701
     Interest expense                                  1,117       904           3,892     3,341         3,801
                                                    ------------------          ----------------     ---------
     Net interest income                                 750       699           2,816     2,498         2,900
     Provision for loan losses                            30        23             104       100           111
     Non-interest income                                 101        85             349       518           365
     Non-interest expense                                534       545           2,253     2,546         2,731
                                                    ------------------          ----------------     ---------
     Income before income taxes                          287       216             808       370           423
     Provision for income taxes                          113        87             295       134           223
                                                    ------------------          ----------------     ---------
     Net income                                         $174      $129            $513      $236          $200
                                                    ==================          ================     =========

PER SHARE DATA: (6)
     Basic earnings per share                           N/A       N/A             N/A       N/A          $0.16
     Diluted earnings per share                         N/A       N/A             N/A       N/A           0.16
     Cash dividends per share                           N/A       N/A             N/A       N/A           0.00
     Book value per share                               N/A       N/A             N/A       N/A          10.87
     Tangible book value per share (4)                  N/A       N/A             N/A       N/A           8.32

BALANCE SHEET DATA:
     Total assets                                    $97,221   $86,108         $90,609   $82,676      $104,500
     Loans, net                                       79,591    69,579          76,038    66,098        80,533
     Allowance for loan losses                           422       335             392       326           422
     Securities                                        8,948     8,624           8,695     8,511         8,960
     Goodwill                                              -         -               -         -         3,177
     Deposits                                         70,784    64,288          64,633    65,286        71,464
     Shareholders' equity                              7,488     6,614           6,546     6,103        13,583
     Tangible shareholders' equity (5)                 7,488     6,614           6,546     6,103        10,406

PERFORMANCE RATIOS: (1)
     Return on average assets                           0.72%     0.62%           0.60%     0.32%            -
     Return on average shareholders' equity            10.45      8.30            8.12      3.93             -
     Net interest margin                                3.09      3.36            3.29      3.25             -
     Non-interest income to total average assets        0.42      0.41            0.41      0.69             -
     Non-interest expense to total average assets       2.22      2.62            2.62      3.41             -
     Efficiency ratio (2)                               0.63      0.70            0.71      0.84             -

ASSET QUALITY RATIOS:
     Non-performing loans to total loans                0.77%     0.46%           0.55%     0.37%            -
     Allowance for loan losses to total loans           0.53      0.48            0.52      0.49             -
     Allowance for loan losses to non-performing loans  0.69      1.05            0.86      1.32             -
     Net charge-off loans to average loans (1)          0.00      0.02            0.05      0.02             -

CAPITAL RATIOS: (3)
     Shareholders' equity to assets                     7.70%     7.68%           7.91%     7.78%            -
     Tangible capital ratio                             6.02      6.33            6.32      6.40             -
     Core capital ratio                                 6.02      6.33            6.32      6.40             -
     Total risk-based capital ratio                     9.46     10.13            9.50     10.30             -


-------------------
(1) Performance ratios for the three months ended December 31, 1997 and 1996 are stated on an annualized basis.
(2) Efficiency ratio is equal to non-interest expense divided by net interest income plus non-interest income less gains or losses on security transactions.
(3) For definitions and further information relating to the Bank's regulatory capital requirements, see "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Savings Association Regulatory Capital" and "-- Regulations Applicable to the Bank as a Savings Bank or Commercial Bank, Prompt Corrective Action"
(4) Tangible book value per share is equal to total shareholders' equity less goodwill divided by the weighted average common shares outstanding.
(5) Tangible shareholders' equity is equal to total shareholders' equity less goodwill.
(6)  Per share data for the historical periods of SCB have not been presented.

                                 RISK FACTORS

    The Common Stock offered hereby involves significant risk. The following constitute some of the potential risks of an investment in the Common Stock and should be carefully considered by prospective investors prior to purchasing shares of Common Stock. The order of the following factors is not intended to be indicative of the relative importance of any described risk nor is the following intended to be inclusive of all risks of investment in the Common Stock.

LACK OF OPERATING HISTORY

    The Company has no operating history and the business of the Company is subject to the risks inherent to the establishment of a new business enterprise. Although the Company will be acquiring the Bank which has a long history of operations, the Company has not commenced operations and, therefore, prospective investors do not have access to all of the information that, in assessing their proposed investment, is available to the purchasers of securities of a company with a history of operations.

IMPLEMENTATION OF BUSINESS STRATEGY

    The Company's acquisition of the Bank is subject to certain risks that could adversely affect its financial condition and profitability. These risks may include, among others, incorrectly assessing the Bank's financial condition and future earnings potential or encountering difficulty in implementing the Company's business strategy for the Bank. The Company's strategy for the Bank includes converting the Bank to an Indiana state-chartered commercial bank (the "Conversion") which requires the prior approval of the Indiana Department of Financial Institutions (the "Department"). Additionally, the Conversion is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") with respect to the Company becoming a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHC Act"). There can be no assurance that such approvals will be received or upon what terms and conditions, if any, such approvals will be issued. If such approvals are not received, the Company's business strategy for the Bank will be limited to that permitted under a thrift charter and, thus, would generally limit the ability of the Bank to make commercial loans. See "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Qualified Thrift Lender."

LENDING RISKS AND LENDING LIMITS

    The risk of nonpayment of loans is inherent in banking, and such nonpayment, if it occurs, may have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Moreover, the Company's business strategy to increase consumer and commercial lending, and reduce the dependence of the Bank on single-family residential real estate loans, will likely result in a larger concentration by the Bank on consumer and commercial loans. As a result, the Bank may assume greater risks than banks which have a lesser concentration of consumer and commercial loans.

    Commercial loans rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. Underwriting commercial loans involves an assessment of certain criteria, including, among others, management, products, markets, cash flow, capital, income and collateral of the borrower. Failure of management to properly assess such underwriting criteria or the deterioration of the borrower's business or collateral could result in credit losses.

    Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

    Agricultural loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral (crops and farm equipment). In addition, agricultural loans rely primarily upon crops which may be adversely affected by weather, disease and market prices.

    Management of the Company will attempt to minimize the Bank's credit exposure by carefully monitoring the concentration of its loans within specific industries and by prudent loan application and approval procedures. The Bank also will manage credit risk and the credit approval process by adhering to written policies which will generally specify underwriting standards for each type of loan. All such policies will be reviewed by the Board of Directors of the Bank. However, there can be no assurance that such monitoring, procedures and policies will reduce certain lending risks. Loan losses can cause insolvency and failure of a financial institution and, in such event, its shareholders could lose their entire investment.

    The Bank's legal lending limit will be determined by applicable law. The Bank's legal lending limit for loans to one borrower is expected to increase from approximately $987,000 to $__________ based upon the information as of December 31, 1997 set forth in "PRO FORMA COMBINED FINANCIAL INFORMATION." However, the Board of Directors of the Bank may establish an in-house limit that may be somewhat lower than the Bank's legal lending limit. The size of the loans which the Bank will offer to its customers may be less than the size of the loans that most of the Bank's competitors are able to offer. This limit may affect to some degree the ability of the Bank to seek relationships with the larger businesses in the Bank's market. The Bank expects to satisfy loan requests in excess of its lending limit through the sale of participations in such loans to other banks. However, there can be no assurance that the Bank will be successful in attracting or maintaining customers seeking larger loans or that the Bank will be able to engage in the sale of participations in such loans on terms favorable to the Bank.

INTEREST RATE SENSITIVITY

    The Bank's profitability will, in part, be a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, the Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Bank's ability to respond to changes in such rates. At any given time, the Bank's assets and liabilities will be such that they are affected differently by a given change in interest rates, principally due to the fact that the Bank does not match the maturities of its loans and
investments precisely with its deposits and other funding sources.   As a
result, an increase or decrease in interest rates could have a material adverse effect on the Bank's net income, capital and liquidity. While management intends to take measures to mitigate interest rate risk, there can be no assurance that such measures will be effective in minimizing the Bank's exposure to interest rate risk. At ______________, 1998, the Bank had a negative interest rate gap which means the Bank's earnings will be adversely affected by periods of rising interest rates because during such such periods the interest expense paid on deposits will generally increase more rapidly
than the interest income earned on loans and investments.   See "SUPERVISION
AND REGULATION" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF SHELBY COUNTY BANCORP -- Asset/Liability Management" and "-- Lending Risks and Lending Limits, Origination, Purchase and Sale of Loans."

    In addition to affecting interest income and expense, changes in interest rates also can affect the value of a financial institution's interest-earnings assets, which are comprised of fixed- and adjustable-rate instruments (such as loans and investments). Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates. Changes in interest rates also can affect the average life of, and demand for, loans and mortgage-related securities. A financial institution is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities.

    Changes in market interest rates have resulted in significant changes in the market value of the Bank's portfolio of investment securities. As of December 31, 1997, the market value of the investment securities available for sale and held to maturity portfolios was $8,960,495 which included a unrealized gain of $1,330,059. Increases in market interest rates prior to the consummation of the Merger could cause the market value of such portfolio to decline significantly. See "BUSINESS OF SHELBY COUNTY BANCORP -- Investments."

IMPACT OF PURCHASE ACCOUNTING ON TANGIBLE BOOK VALUE AND FUTURE EARNINGS

    The acquisition of SCB by the Company pursuant to the Merger Agreement will be accounted for using the purchase method of accounting. Under the purchase method of accounting, all of the assets and liabilities of SCB acquired by the Company will be adjusted to their estimated fair market value as of the acquisition date, and the resultant discounts and premiums will be accredited into or amortized against income over the expected economic lives of the related assets and liabilities. The purchase price for SCB will exceed the net fair market value of the assets acquired and the liabilities assumed in the acquisition of SCB by at least $3.0 million. The difference will be recorded as goodwill on the Company's consolidated financial statements and will be amortized against income over fifteen years using the straight-line method. See "PRO FORMA COMBINED FINANCIAL STATEMENTS".

    Significant increases in market interest rates prior to the consummation of the Merger may result in declines in the fair market value of the Bank's interest earning assets and liabilities. Such a decline in fair market value would result in a corresponding increase in the amount of goodwill recorded on the Company's consolidated financial statements as a result of the Merger. Such additional goodwill would result in a lower tangible book value of the Company and reduced reported earnings as such additional goodwill is amortized.

IMPACT OF ECONOMIC CONDITIONS

    The results of operations for financial institutions, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, changes in interest rates and the monetary and fiscal policies of the United States government. See "SUPERVISION AND REGULATION." Although the Company believes that economic conditions in the Bank's market area have been generally favorable, there can be no assurance that such conditions will continue to prevail. Substantially all of the Bank's loans are and will continue to be to businesses and individuals in Shelby County and the counties surrounding Shelby County and any decline in the economy of these areas could have an adverse impact on the Bank.

DELAY IN COMMENCING OPERATIONS

    Although the Company expects to receive all regulatory approvals and complete the Merger during the second quarter of 1998, there can be no assurance as to when, if at all, these events will occur. Any delay in completing the Merger will increase pre-opening expenses and postpone realization by the Company of potential revenues from the Bank. Absent the receipt of revenues and commencement of profitable operations, the Company's accumulated deficit and borrowings will continue to increase (and book value per share decrease) as operating expenses such as salaries and other administrative expenses continue to be incurred.

GOVERNMENT REGULATION AND MONETARY POLICY

    The banking industry is heavily regulated by federal and state governmental agencies. Many of these regulations are intended to protect depositors, the public and the deposit insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"), and not shareholders of financial institutions. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect the business of the Company. In addition, the burden imposed by federal and state regulations may place banks in general, and the Bank and the Company specifically, at a competitive disadvantage compared to less regulated competitors. See "SUPERVISION AND REGULATION."

    The Company and the Bank will be subject to extensive state and federal government supervision, regulation and examination. Existing state and federal banking laws will subject the Bank to substantial limitations with respect to loans, purchases of securities, payment of dividends and many other aspects of
its banking business.   Recently enacted and proposed legislation may
adversely affect the banking industry or the operations of the Bank and may result in increased competition in the financial services industry. In June 1997, broad financial reform legislation was approved by the Banking Committee of the U.S. House of Representatives. The legislation proposed by the Banking Committee included provisions that would permit, subject to certain restrictions, bank holding companies to acquire manufacturing and other nonfinancial companies, permit nonfinancial companies to acquire banks and require thrift institutions to convert to bank charters. In October 1997, the House Commerce Committee release a revised version of the legislation that differed markedly from the Banking Committee proposal in that it would have increased the powers of banks, but generally would have maintained the current separation between banking and commerce. In November 1997, the Banking Committee released a new proposal, and in February 1998, the Commerce Committee responded to the proposal by outlining some possible areas of compromise on the two Committees' differences over financial services modernization legislation. In general, both Committees' current versions of the legislation, in varying degrees, would remove certain legal barriers separating the banking, securities and insurance industries.

    The February proposal by the Commerce Committee suggested that the thrift charter provisions of the legislation be removed, and included provisions that would permit national bank operating subsidiaries to engage in additional activities, allow banks to underwrite municipal securities and adopted certain consumer protection measures relating to insurance activities. During February 1998, the Banking Committee also worked on a new proposal relating to the thrift institution issues addressed by the proposed legislation. The latest proposal by the Banking Committee would preserve the thrift charter, eliminate the Office of Thrift Supervision ("OTS") and place thrift institutions under the authority of the Office of the Comptroller of the Currency. The Company cannot predict whether, or in what form, this legislation may be enacted, and if enacted, what the effect would be on the Company and the Bank.

    Federal economic and monetary policy, as well as policy decisions of bank regulatory authorities, may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads. See "SUPERVISION AND REGULATION."

DEPENDENCE ON MANAGEMENT

    For the foreseeable future, the Company and the Bank will be dependent upon the services of Robert C. Reed, the President and Chief Executive Officer of the Company. The Company and the Bank will also be dependent upon other senior management to be employed by the Company and the Bank. The loss of services of Mr. Reed may have a material adverse effect on the operations of the Company and the Bank. In this respect, the Company has a key-man life insurance policy covering Mr. Reed in the amount of $1.0 million which will be
maintained for a minimum of one year from ________________, 1998.   In an
effort to maintain Mr. Reed's employment, the Company has entered into an employment agreement with Mr. Reed. If the Company or the Bank is unable to hire qualified and experienced personnel either to replace Mr. Reed or any other key employee or to adequately staff the anticipated growth of the Bank, the operating results of the Company and the Bank would be adversely affected. See "BUSINESS OF BLUE RIVER BANCSHARES, INC. -- Employees," "BUSINESS OF SHELBY COUNTY BANCORP -- EMPLOYEES" and "MANAGEMENT OF THE COMPANY AND THE BANK."

COMPETITION

    The Company and the Bank will face strong competition for deposits, loans and other financial services from numerous Indiana and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services providers with which the Bank competes are not subject to the same degree of regulation as the Bank. Many of the financial institutions aggressively compete for business in the Bank's market areas. Many of these competitors have been in business for many years, have established customer bases, have substantially higher lending limits than the Bank, are larger and will be able to offer certain services that the Bank does not expect to provide in the foreseeable future, including home electronic banking services and international banking services. In addition, most of these entities have greater capital resources than the Bank, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than could the Bank. See "BUSINESS OF BLUE RIVER BANCSHARES, INC. -- Market Area" and "BUSINESS OF SHELBY COUNTY BANCORP -- Competition." Additionally, recently passed federal legislation regarding interstate branching and banking may act to increase competition in the future from larger out-of-state banks and thrift institutions. See "SUPERVISION AND REGULATION -- Regulatory Developments."

NO ASSURANCE OF DIVIDENDS

    The Company will be largely dependent upon dividends paid by the Bank for funds to pay dividends on its Common Stock, if and when such dividends are declared. No assurance can be given that future earnings of the Bank, and resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to Company shareholders at any time in the future. See "SUPERVISION AND REGULATION." Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. For a more detailed discussion of other limitations on the payment of cash dividends by the Company, see "DIVIDEND POLICY."

DISCRETION IN USE OF PROCEEDS

    The offering is intended to raise funds primarily to pay the Merger Consideration and contribute additional capital to the Bank. While management currently has no such plans, if opportunities arise, some of the proceeds of the offering may also be used by the Company or the Bank to finance acquisitions of other financial institutions, or of branches of other institutions, or to finance expansion into other lines of business closely related to banking. Management will retain discretion in employing the proceeds of the offering not used to pay the Merger Consideration. See "USE OF PROCEEDS."

ENVIRONMENTAL MATTERS RELATING TO ST. PAUL PROPERTY

    In August 1993, SCB discovered the presence of petroleum compounds in both the soil and groundwater underlying the property at the St. Paul branch of the Bank. A portion of the property was the site of a former gasoline station.
The Board of Directors of SCB decided to engage an environmental remediation firm to remove the "free product" (i.e., gasoline) which was floating on top of the water table at the St. Paul site. The estimated cost of this clean-up work was approximately $10,000. On April 13, 1995, SCB sold a portion of the St. Paul property to a resident of St. Paul, Indiana for nominal consideration. SCB apprised the buyer of the environmental matters relating to the real estate sold, and the buyer released and indemnified SCB from all future liability connected with environmental conditions on this property. There can be no assurance that a third party will not make a claim against the Bank with respect to the contamination on or originating from this portion of the St. Paul property or that if such a claim were made that the indemnification of the Bank by the buyer of the property would be sufficient to reimburse the Bank for any damages relating to such claim.

    With respect to the portion of the St. Paul property still owned by the Bank, in early 1996, the Bank discovered the presence of diesel or fuel oil and gasoline constituents in the groundwater. In early 1997, a heating oil storage tank was removed from the ground and the area was remediated by excavating the soil surrounding the location of the tank and replacing it with granular fill material. The tank removal and remediation was performed by an environmental remediation firm engaged by the Bank. The Bank is in the process of applying to the Indiana Department of Environmental Management ("IDEM") to enter the site in the IDEM Voluntary Remediation Program ("VRP"). Assuming successful completion of the VRP, as the program currently exists, is interpreted and is applied, which may include further remediation of the site, IDEM will issue a Certificate of Completion and the Governor of the State of Indiana will issue a Covenant Not to Sue. Additionally, IDEM and the U.S. Environmental Protection Agency ("EPA") have a Memorandum of Agreement that provides in substance that once a Certificate of Completion has been issued by IDEM, unless the site poses an immediate and substantial threat to human health and the environment, EPA will not plan or anticipate any federal action under the Superfund law. The Bank's environmental consultant estimates that the total cost for completion of the VRP is $27,000. There can be no assurance that the Bank will successfully complete the VRP or that the cost relating to the VRP will not exceed $27,000. Even if the Bank successfully completes the VRP, there can be no assurance that a non-governmental entity or person will not make a claim against the Bank with respect to the environmental matters relating to the St. Paul property.

DETERMINATION OF OFFERING PRICE; LIMITED TRADING MARKET EXPECTED

    The initial public offering price of $12.00 per share of Common Stock was determined by the Company in consultation with the Underwriter. This price is not based upon earnings or any history of operations of the Company and should not be construed as indicative of the present or anticipated future value of the Common Stock. Prior to the offering, there has been no public trading market for the Common Stock. The price at which these shares are being offered to the public may be greater than the market price for the Common Stock following the offering. The Underwriter has advised the Company that, upon completion of the offering, it intends to use reasonable efforts to initiate quotations of the Common Stock on the NASDAQ Small-Cap Market and to act as a market maker in the Common Stock, subject to applicable laws and regulatory requirements, although the Underwriter is not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not
within the control of the Company, the Bank or any market maker.   Even with
a market maker, factors such as the limited size of the offering means that there can be no assurance of an active and liquid market for the Common Stock developing in the foreseeable future. Even if a market develops, there can be no assurance that a market will continue or that shareholders will be able to sell their shares at or above the price at which these shares are being offered to the public. Purchasers of Common Stock should carefully consider the limited liquidity of their investment in the shares being offered hereby.

NEED FOR TECHNOLOGICAL CHANGE

    The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Bank's operations. Many of the Bank's competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Bank. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

ANTI-TAKEOVER PROVISIONS

    The Articles of Incorporation of the Company contain provisions which the Board of Directors of the Company believes will protect the interests of the shareholders, although these provisions may also be deemed to have an anti-takeover effect. These provisions include a staggered or classified Board of Directors, residency requirements for Directors, specified removal procedures for Directors, specified votes of Directors and shareholders in certain business combinations and the consideration of non-financial factors by Directors in connection with business combinations. Under the Indiana Business Corporation Law ("IBCL"), the provisions of the Business Combinations Chapter and the Control Share Acquisition Chapter could affect the acquisition of shares of Common Stock or the acquisition of control of the Company. These provisions of the Company's Articles of Incorporation and the IBCL could have the effect of discouraging, delaying, preventing or rendering it more difficult for a party to acquire the Company or a significant or controlling block of shares of Common Stock and could have the effect of discouraging, delaying, preventing or rendering more difficult other acquisition transactions which might be viewed favorably by a significant number of shareholders of the Company. These provisions may also adversely affect the ability to develop an active trading market for the Common Stock after the offering. See "DESCRIPTION OF CAPITAL STOCK -- Indiana Law, -- Articles of Incorporation."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Bylaws provide for the indemnification of its officers and directors, and thereby protect its officers and directors from liability for certain actions. It is possible that the indemnification obligations imposed under the Bylaws could result in a charge against the Company's earnings and thereby affect the market value of the Common Stock and the availability of funds for payment of dividends to the Company's shareholders. See "RELATED PARTY TRANSACTIONS -- Director Liability; Indemnification."

COMMON STOCK AVAILABLE FOR FUTURE SALE

    Following the offering, all of the Common Stock will be freely saleable without legal restriction by shareholders who are not Directors, executive officers or other "control persons" of the Company. The

Company's Directors and executive officers, who are expected to purchase shares in the offering, have agreed with the Underwriter not to sell any of their shares for 150 days from the date of this Prospectus, and thereafter such individuals, for so long as they remain "affiliates" of the Company (as that term is defined by Rule 144 under the Securities Act, will be subject to the volume, manner of sale and other restrictions of Rule 144 with respect to any public sales of shares for their accounts unless they rely upon another exemption from registration under the Securities Act. The sale, or availability for sale, of substantial amounts of the Common Stock by its Directors and executive officers in the public market, under Rule 144 or otherwise, could, in the future, have an adverse effect on the market price of the Common Stock. See "SHARES AVAILABLE FOR FUTURE SALE" and "UNDERWRITING."

YEAR 2000 COMPLIANCE

    Because computer memory was so expensive on early mainframes, some computer programs used only the final two digits for the year in the date field while maintaining the first two digits of each year constant. As a result, some computer applications may be unable to interpret the change from the year 1999 to the year 2000. The Bank is actively monitoring its year 2000 computer compliance issues. The bulk of the Bank's computer processing is provided by Intrieve Incorporated of Cincinnati, Ohio ("Intrieve").
Intrieve's schedule for compliance with year 2000 is for all data processing to be in compliance by May, 1998. Intrieve will assist the Bank with other phases of year 2000 compliance through 1998 and 1999. The Bank has also appointed a year 2000 team to address all aspects of its year 2000 compliance. There can be no assurance that the Bank's data processing system will be year 2000 compliant, and such failure may have a material adverse effect on the Company's earnings, cash flows and overall financial condition as well as the value of the Common Stock.

FORWARD-LOOKING STATEMENTS

    Certain statements throughout this Prospectus regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations are forward-looking statements rather than historical or current facts. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements are inherently uncertain, and there can be no assurance that the underlying assumptions will prove to be valid. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "RISK FACTORS," including but not limited to competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change, product development risks and general economic conditions, including, but not limited to, changes in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets and substantial changes in real estate values and the real estate market. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

                             PENDING TRANSACTION

TERMS OF THE MERGER

    Under the terms of the Merger Agreement, SCB will merge with and into the Company under the laws of the State of Indiana. The Company will be the surviving corporation in the Merger and, at the closing of the Merger, SCB's separate corporate existence will cease and shares of SCB Common Stock will no longer be traded. Upon consummation of the Merger, the Bank will become a wholly-owned subsidiary of the Company. Upon consummation of the Merger, all of the outstanding shares of SCB Common Stock will be converted into the right to receive from the Company a cash amount totaling $11,005,500, assuming that all of the outstanding options for shares of SCB Common Stock have been exercised prior to the closing of the Merger and that no SCB shareholder asserts and perfects dissenters' rights under Indiana law. The cash payable by the Company to the shareholders of SCB pursuant to the Merger Agreement is planned to be funded using $11,005,500 of the net proceeds of the offering. See "USE OF PROCEEDS" and "PRO FORMA COMBINED FINANCIAL INFORMATION." The Merger Consideration was determined through arm's-length negotiations between the Company and SCB. The Company consulted with its financial advisor, Roney & Co., L.L.C., in negotiation of the Merger Consideration and the Board of Directors of SCB received a fairness opinion from its financial advisor, Trident Financial Corporation, that the Merger Consideration to be received by the shareholders of SCB was fair from a financial point of view.

    The information contained in this Prospectus with respect to the Merger Agreement is a summary of the material provisions of the Merger Agreement, and as such, is qualified in its entirety by reference to that agreement, which is included as an exhibit to the Company's registration statement on Form SB-2 (of which this Prospectus is a part).

REASONS FOR AND ANTICIPATED BENEFITS OF THE MERGER

    Management of the Company believes that the Merger provides a cost-effective means for the Company to begin operation of a banking subsidiary in Shelbyville, Indiana compared to acquiring another financial institution or one or more of the branches of a financial institution or forming a de novo Indiana state-chartered commercial bank. The Company's management believes that the Bank can achieve revenue enhancements, operating efficiencies and additional growth opportunities as a result of the Merger. It is believed that the Merger will provide the Bank with an improved financial and competitive position as a result of an increase in the capital of the Bank and a management team that will operate the Bank as a commercial bank as opposed to a savings bank.

    The Bank, since its conversion from a mutual savings bank to a federal stock savings bank in October, 1991, has increased assets by more than 91.4% (with total assets growing to $97.2 million at December 31, 1997), and increased net loans by more than 89.7% (with total net loans growing to $79.1 million at December 31, 1997). As a result of the Bank's growth and dividends paid by the Bank to SCB, the Bank's regulatory capital ratios have decreased. However, the Bank is currently in compliance with applicable regulatory capital requirements and is considered adequately capitalized.
See "SUPERVISION AND REGULATION -- Regulations Applicable to the Bank as a Savings Bank or Commercial Bank, Prompt Corrective Action." At the closing of the Merger, the Company intends to contribute additional capital to the Bank in the amount of approximately $______ million. See "USE OF PROCEEDS." This increase in the capital of the Bank will enable the Bank to continue to grow by allowing it to increase its legal lending limit from $_________ to $______ million while maintaining compliance with applicable regulatory capital requirements based upon information as of December 31, 1997 set forth in "PRO FORMA COMBINED FINANCIAL INFORMATION."

    Revenue enhancements, primarily in the form of increased net interest income, are anticipated from, among other things, the expansion of the Bank's commercial and retail banking services. The Company believes that margin gains can be achieved by converting a portion of the Bank's lower yielding fixed-rate mortgages to higher yielding commercial and consumer loans. Additional revenue enhancements are anticipated from improved service delivery systems (including branch expansion) and the use of additional ATMs. The Company also intends for the Bank to implement an aggressive "cross-selling" program which will be designed to ensure that the Bank's single-family loan customers are aware of the other products and services offered by the Bank. The Company believes that an emphasis on providing more personalized and comprehensive services should assist the Bank in developing and maintaining long-term, multiple account relationships with customers.

    Consummation of the Merger is subject to various conditions, including, among others, obtaining requisite and satisfactory shareholder and regulatory approvals and the receipt of certain opinions and certificates. The Company currently expects the Merger to close during the second quarter of 1998 and concurrently with, or immediately following, the closing of the offering.

    The preceding statements in this "PENDING TRANSACTION -- Reasons for and Anticipated Benefits of the Merger" section are forward- looking statements that are based upon the Company's business strategy for the Bank and, therefore, are inherently uncertain and subject to risk. There is no assurance that the Bank will ever completely implement the Company's business strategy and the risks identified in "RISK FACTORS" may affect the ability of the Bank to completely implement such strategy.

    For additional information regarding the Company and SCB, see "BUSINESS OF BLUE RIVER BANCSHARES, INC.," "BUSINESS OF SHELBY COUNTY BANCORP," "PRO FORMA COMBINED FINANCIAL INFORMATION," "FINANCIAL STATEMENTS - BLUE RIVER BANCSHARES, INC." and "CONSOLIDATED FINANCIAL STATEMENTS - SHELBY COUNTY BANCORP."

RIGHTS OF DISSENTING SHAREHOLDERS

    The IBCL provides shareholders of merging corporations with certain dissenters' rights. Shareholders of SCB will be entitled to dissenters' rights with respect to the Merger only upon strict compliance with the procedures of the IBCL. SCB shareholders who properly assert and perfect their dissenters' rights are entitled to receive payment from the Company of the "fair value" of their shares in cash, which may ultimately be determined by a court of law.

REGULATORY APPROVAL

    The Bank has filed an application with the OTS for approval of the Merger and the Company being a unitary savings and loan holding company under the Home Owners' Loan Act, as amended ("HOLA"). The closing of the Merger is conditioned upon receiving the approval by the OTS of the Merger and the Company being a unitary savings and loan holding company under the HOLA. Approval of the Merger and the Company being a unitary savings and loan holding company is not to be interpreted as an endorsement or recommendation by the OTS of the Merger or the Company being a savings and loan holding company under the HOLA.

ACCOUNTING TREATMENT FOR THE MERGER

    It is anticipated that the Merger will be accounted for as a "purchase" transaction. Under this method of accounting, the assets acquired and liabilities assumed in the acquisition of SCB will be recorded at their estimated fair market values, with the excess of the purchase price over the net fair market value recorded as goodwill. See "RISK FACTORS" and "PRO FORMA COMBINED FINANCIAL INFORMATION."

                               USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,250,000 shares of Common Stock offered hereby are estimated to be at least $13,700,000
($            if the Underwriter's over-allotment option is exercised in full), after deduction of the underwriting discounts and commissions and payment of estimated offering expenses by the Company. Under certain circumstances the underwriting discount may be reduced by up to $66,000, which would correspondingly increase net proceeds to the Company by a like amount. See "UNDERWRITING."

    The principal uses of the net proceeds of the offering are (a) to pay the Merger Consideration, (b) to contribute additional capital to the Bank, (c) to pay in full the principal of and interest on the indebtedness (the "Borrowings") that is owed to Steven R. Abel, Robert C. Reed and D. Warren Robison (collectively, the "Founders"), all of who are directors and executive officers of the Company, and that was used to finance the organization, general operating and preopening expenses, certain indirect costs of the acquisition of the Bank and certain prepayments of the offering costs, and (d) for general corporate purposes, including possible branch expansion. The Borrowings (which at _____________, 1998 were in the aggregate amount of principal and interest of approximately $_____________) have funded the payment of certain of the Company's preopening expenses, including, but not limited to, professional and other fees and expenses in connection with efforts to acquire or form a bank to be located in Shelbyville, Indiana, the offering and the organization of the Company, including compensation and benefit expense for Robert C. Reed, President and Chief Executive Officer of the Company, and Bradley A. Long, Vice President and Chief Financial Officer of the Company, and directors' fees paid prior to the closing of the offering. See "RELATED PARTY TRANSACTIONS -- Redemption of Stock and Loans from Founder." The aggregate amount of the Borrowings will be repaid at the closing of the offering and will be greater than the amount owed to the Founders at _____________, 1998 because of the accrual of additional interest and the Company's anticipated additional Borrowings from the Founders prior to the closing of the offering for the payment of expenses and costs of the Company. In lieu of a cash payment to retire the Borrowings, the Founders may elect to receive repayment in full or in part through their receipt in the offering of shares of Common Stock valued at the initial public offering price of $12.00 per share.

    The Company expects to apply the net proceeds of this offering in the following approximate amounts:

    Payment of Merger Consideration         $11,005,500             %

    Contribution of additional capital to
    the Bank                                $                       %

    Repayment of Borrowings                 $                       %

    Payment of Company's pre-closing
    expenditures                            $                       %

    Working capital                         $                       %
                                            -----------

         TOTAL                              $                       %
                                            ===========

    The Company expects that the Bank will use the $_______________ of offering proceeds received from the Company in connection with the contribution of additional capital to the Bank as working capital.

    The Company and the Bank retain discretion as to the use of working capital, although at present there are no plans to use working capital for purposes other than general corporate purposes, including, in the case of the Bank, the funding of the additional loans by the Bank to its customers and the acquisition of investment securities for the Bank's investment portfolio. Although these funds would be available to finance possible acquisitions of other financial institutions or branches thereof or expansion into other lines of business closely related to banking, the Company has no present plans to do so. The Company has not determined how to apply the proceeds of any sale of Common Stock upon any exercise of the underwriter's over-allotment option, but presently anticipates retaining those amounts as working capital of the Company and not contributing those amounts to the capital of the Bank.

                               DIVIDEND POLICY

    The Company has not paid any dividends to date. All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors may declare. The Company will be largely dependent upon dividends from the Bank for funds to pay dividends on the shares of Common Stock, and dividends payable by the Bank are limited by law and by the need to maintain adequate capital in the Bank. See "SUPERVISION AND REGULATION -- Regulation of the Bank as a Savings Bank, Dividend Limitations" and "-- Regulation of the Bank as a Commercial Bank, Dividends." There can be no assurance as to the amount of future dividends, if any, that may be declared or paid on the shares of Common Stock.

    In the case of the Company, further restrictions on dividends may be imposed by the Federal Reserve, if the Company is a bank holding company under the BHC Act. See "SUPERVISION AND REGULATION -- Regulation of the Company under the BHC Act, Dividends." The Company is also restricted by Indiana general corporate law on the amount of dividends that it may pay. Under Indiana law, the Company may not pay a dividend to its shareholders if, after giving effect to the dividend, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus, unless the Company's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if the Company were to be dissolved at the time of the dividend.

                                CAPITALIZATION

    The following table sets forth the capitalization of the Company as it is projected to be immediately after the sale of 1,250,000 shares of Common Stock offered hereby, consummation of the Merger and the application of the estimated net proceeds. See "USE OF PROCEEDS" and "PRO FORMA COMBINED FINANCIAL INFORMATION."

         Preferred Stock, no par value, 2,000,000 shares
         authorized; no shares issued and outstanding            ------

         Common Stock, no par value, 10,000,000 shares
         authorized; 1,250,000 shares issued and
         outstanding                                      $  13,700,000

         Retained earnings (deficit)                           (116,790)
                                                          -------------
         Total shareholders' equity                       $  13,583,210
                                                          =============

                   BUSINESS OF BLUE RIVER BANCSHARES, INC.

GENERAL

    The Company was organized on March 18, 1997 for the purpose of acquiring or forming a bank to be headquartered in Shelbyville, Indiana. Initially, the sole activity of the Company was pursuing the acquisition or formation of a bank. The Company pursued discussions with several financial institutions in the central and southeastern portions of Indiana. These discussions included the acquisition of the entire financial institution or one or more of the branches of a financial institution. Additionally, the Company considered the possibility of forming a de novo Indiana state-chartered commercial bank. On February 5, 1998, the Board of Directors decided that it was in the best interests of the Company to enter into the Merger Agreement pursuant to which the Company would acquire the Bank.

    All of the financial institutions in Shelby County, Indiana, except for the Bank, are affiliated either with large out-of-state holding companies or with medium-sized holding companies headquartered outside of Shelby County. Accordingly, management of the Company believes that a locally-managed bank headquartered in Shelbyville can attract those customers who prefer to conduct business with a local institution that demonstrates an active interest in their business and personal financial affairs and can provide timely responses and personal attention by its executive officers. The Company intends for the Bank to continue to maintain a strong commitment to community banking.

    At the closing of the Merger, the Bank's name will change to "Shelby County Bank." The Bank's offices are located in the Indiana cities of Shelbyville, Morristown and St. Paul in Shelby County. The retail strategy of the Bank will be to offer, primarily in Shelby County, a wide range of basic banking products and services that will be reasonably priced and easily understood by the customer. The Bank's commercial strategy will center on small to medium-sized businesses. Completion of the offering will be conditioned upon, among other things, the Company and the Bank having received all necessary regulatory approvals with respect to the Merger and satisfying certain conditions contained therein and the other conditions precedent to closing of the Merger set forth in the Merger Agreement. If the Merger Agreement is terminated for any reason, the offering will terminate. Management anticipates that the Merger will be consummated in the second quarter of 1998.

    The Company intends to implement a business strategy aimed at making the Bank's operations more like a commercial bank than a traditional thrift. In this regard, the Company's business strategy for the Bank following the Merger will include the following:

    - Increase the volume of commercial lending. Commercial lending by the Bank has been nominal to date. The Company intends to expand the types of commercial products offered by the Bank to include commercial loans secured by equipment, inventory, accounts receivables and real estate and loans to individuals and organizations in the agricultural industry in the Bank's primary market area. The Shelby County Chamber of Commerce has indicated that there are 1,100 businesses in Shelby County, and the Company intends to focus on these businesses.

    - Establish a mortgage secondary market operation. The Company believes a secondary market operation will enhance fee income, improve asset/liability management and increase liquidity. The Company believes this will enable the Bank to improve net interest income by converting a portion of the Bank's lower yielding fixed-rate mortgages into adjustable rate and balloon mortgages and higher yielding shorter-term commercial and consumer loans.

    - Increase the volume of consumer lending. The Bank intends to begin purchasing indirect auto loans through a select group of dealers that are located in the Bank's primary market area and that are well-known to the management of the Company. The Bank also intends to "cross-sell" the Bank's consumer loan products, including home equity loans, to its existing mortgage and other customers.

    - Increase deposits. The Bank intends to offer an expanded mix of checking account products which are designed to meet the diverse needs of businesses and individuals and lower the cost of funding the loans made by the Bank.

    The Company's business strategy is intended to combine the commercial banking skills of the Company's management together with the existing reputation and presence of the Bank as one of the leading single-family mortgage lenders in Shelby County. Accordingly, as part of its business strategy, and as soon as is practical after the Merger, the Company intends to convert the Bank from a federally-chartered savings bank to an Indiana state-chartered commercial Bank.

    See also "PENDING TRANSACTION -- Reasons for and Anticipated Benefits of the Merger" and "BUSINESS OF SHELBY COUNTY BANCORP."

MARKET AREA

    Shelby County is in the top one-third out of 92 counties in the State of Indiana in terms of personal income and population growth from 1990 through 1995 based on estimates of the Ball State University's Bureau of Business
Research.    Following the Merger, the Bank's primary service area will continue to be Shelby County which is located approximately 25 miles southeast of Indianapolis, Indiana. Management of the Company believes that this community has an expanding and diverse economic base, which includes a wide range of small to medium-sized businesses engaged in manufacturing, services and retail. There are approximately 1,100 businesses in Shelby County. As of December 31, 1997, the unemployment rate for Shelby County was 2.8%, compared with the statewide average of approximately 3.4%, according to Ball State University's Bureau of Business Research.

    The Company's address following completion of the Merger will be 29 East Washington Street, P.O. Box 927, Shelbyville, Indiana 46176 and its telephone number will be (317) 398-9721. The Company's current mailing address is P.O. Box 927, Shelbyville, Indiana 46176 and its telephone number is (317) 392-7700.

PREMISES

    The Company currently maintains its offices at 116 South Harrison Street, in Shelbyville, Indiana. The Company leases this space on a month to month basis. Either the Company or the landlord may terminate the lease at the end of any month. Following the closing of the Merger, the Company will maintain its offices in the main office of the Bank. See "BUSINESS OF SHELBY COUNTY BANCORP -- Premises."

EMPLOYEES

    The Company does not intend to have any employees other than its executive officers. In addition to serving as directors of the Company, Steven R. Abel will serve as Chairman of the Board of the Company, Robert C. Reed will serve as President and Chief Executive Officer, D. Warren Robison will serve as Secretary, and Bradley A. Long will serve as Vice President, Chief Financial Officer and Treasurer. No officer, other than Mr. Reed and Mr. Long, will receive compensation from the Company for serving as an officer of the Company. Following the closing of the Merger, the employees and officers of the Bank are expected to continue as employees and officers of the Bank. However, at the closing of the Merger, Mr. Rodney L. Meyerholtz will resign as President and Chief Executive Officer and Mr. James M. Robison will resign as Chairman, and Mr. Reed will be elected President and Chief Executive Officer of the Bank and Mr. Abel will be elected Chairman of the Bank. See "MANAGEMENT OF THE COMPANY AND THE BANK" and "BUSINESS OF SHELBY COUNTY BANCORP -- Employees."

PENDING LITIGATION

    There is no pending litigation in which the Company is a party or to which any of its property is subject. Further, there is no legal proceeding in which any director, executive officer, principal shareholder or affiliate of the Company, or any associate of any such director, executive officer, principal shareholder or affiliate, is a party or has a material interest adverse to the Company. See "BUSINESS OF SHELBY COUNTY BANCORP -- Legal Proceedings."

INCOME TAXATION OF THE COMPANY

    Immediately prior to the closing of the Merger, the Subchapter S election of the Company will terminate and the Company will become subject to all federal, state and local corporate taxes on income. See "BUSINESS OF SHELBY COUNTY BANCORP -- Taxation." The Company and the Founders intend to enter into a tax indemnification agreement prior to the closing of the offering relating to future adjustments that may be made to the Company's tax returns for all periods during which it was an S corporation. See "RELATED PARTY TRANSACTIONS --Tax Indemnification Agreement."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATION OF SHELBY COUNTY BANCORP

    All information contained in this section with respect to SCB and the Bank has been supplied by SCB and the Bank. Certain statements throughout this section regarding SCB's and the Bank's financial position, business strategy and plans and objectives of management for future operations are forward-looking statements rather than historical or current facts. When used in this section, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to SCB and the Bank or their respective managements, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the management of SCB and the Bank as well as assumptions made by and information currently available to the management of SCB and the Bank. Such statements are inherently uncertain, and there can be no assurance that the underlying assumptions will prove to be valid. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "RISK FACTORS," including but not limited to competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change, product development risks and general economic conditions, including, but not limited to, changes in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets, substantial changes in real estate values and the real estate market and unanticipated results in pending legal proceedings. Such statements reflect the current view of SCB and the Bank with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of SCB and the Bank.

GENERAL

    SCB was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank in October of 1991. In the stock thrift conversion, 172,500 shares of common stock were sold at $10.00 per share. Net proceeds of the stock thrift conversion were approximately $1,324,000. Of this amount, $150,000 was retained by SCB and the remainder was used to purchase all of the common shares of the Bank. The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank, like the entire savings association industry, is significantly affected by prevailing economic and market conditions as well as by government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on money market funds and other competing investments, account maturities and level of personal income and savings. In addition, deposit growth is also affected by how customers perceive the stability of the financial services industry in general and the savings and loan industry specifically. Various current events such as regulatory changes, failures of other thrifts and financing of the deposit insurance fund also have an impact on deposit growth. Lending activities are influenced by, among other things, the demand for and supply of housing in the area as well as prevailing interest rates. Sources of funds for lending activities include deposits, borrowings, amortization and prepayments of loan principal, retained earnings and funds provided by operations.

RESULTS OF OPERATIONS

      Net earnings for the year ended September 30, 1997 were $513,000, compared to $236,000 for the year ended September 30, 1996, an increase of $277,000 or 117.4%. During the three month period ended December 31, 1997, net earnings increased to $174,000 compared to net earnings of $129,000 during the three month period ended December 31, 1996. SCB's earnings in recent years have been affected by certain changes that have occurred in the regulatory, economic, and competitive environments in which savings associations operate. As is the case with most savings associations, the
Bank's earnings are primarily dependent upon its net interest income.    Net
interest income is the difference between the interest income and interest expense. Net interest income of the Bank increased from $2,498,000 for the year ended September 30, 1996 to $2,816,000 for the year ended September 30, 1997, a 12.8% increase. Interest income is a function of the balances of loans and investments outstanding during a given period of time and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period of time and the rates paid on such deposits and borrowings.

    Average Balances and Interest. The following table presents for the periods indicated the monthly average balances of each category of interest-earning assets and interest-bearing liabilities, and the interest earned or paid on such amounts.

    Management of the Bank believes that the use of month-end average balances instead of daily average balances has not caused any material difference in the information presented.

                                         Three Months Ended December 31,           Year Ended September 30,
                                            1997              1996                1997              1996
                                       ----------------------------------    -----------------------------------
                                               Interest          Interest             Interest          Interest
                                       Average Earned/   Average Earned/     Average  Earned/  Average  Earned/
(Dollars in Thousands)                 Balance   Paid    Balance   Paid      Balance    Paid   Balance    Paid
----------------------------------------------------------------------------------------------------------------
Interest-earning assets:
    Interest-earning deposits
                                        $6,240     $62    $2,811     $22    $  2,781     $108 $  5,055   $   234

    Investment securities                4,450      65     2,867      59       3,286      171    2,998       223
    Loans (1)                           78,953   1,673    69,224   1,439      72,195    6,066   58,485     5,036
    Stocks in FHLB of Indianapolis         920      19       655      12         746       59      458        35
    Mortgage-backed securities           3,295      48     5,227      71       4,622      304    5,261       311
----------------------------------------------------------------------------------------------------------------
         Total interest-earning
         assets                         93,858   1,867    80,784   1,603      83,630    6,708   72,257     5,839
----------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
    Passbook accounts                    9,168      68    10,040      72      10,027      283   10,175       313
    NOW and money market accounts       18,049     123    13,696      73      14,468      314   13,062       302
    Certificates of deposit             43,885     658    41,555     613      40,536    2,399   43,173     2,604
----------------------------------------------------------------------------------------------------------------
         Total deposits                 71,102     849    65,291     758      65,031    2,996   66,410     3,219
    Borrowings                          18,055     268    11,569     146      14,372      896    2,503       122
----------------------------------------------------------------------------------------------------------------
         Total interest-bearing
         liabilities                    89,157   1,117    76,860     904      79,403    3,892   68,913     3,341
Net interest-earning assets            $ 4,701            $3,924            $  4,227          $  3,344
----------------------------------------------------------------------------------------------------------------
Net interest income                               $750              $699              $ 2,816            $ 2,498
----------------------------------------------------------------------------------------------------------------
Average interest-earning assets
    to average interest-bearing
    liabilities                                 105.27%           105.11%              105.32%            104.85%

(1)      Average balances include non-accrual loans.

         Interest Rate Spread. The following table sets forth the weighted average effective interest rate earned by the Bank on its loan and investment portfolios, the weighted average effective costs of the Bank's deposits and borrowings, the interest rate spread of the Bank, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                                                 At           At       Three Months Ended     Year Ended
                                            December 31, September 30,     December 31,      September 30,
                                                1997         1997       1997         1996    1997      1996
 -----------------------------------------------------------------------------------------------------------
 Weighted average interest rate earned on:
   Interest-earning deposits                    5.52%        5.39%      3.97%        3.27%   3.88%     4.63%
   Investment securities                        6.84         7.00       7.10         6.98    5.20      7.44
   Loans                                        8.49         8.51       8.42         8.29    8.40      8.61
   Stock in FHLB of Indianapolis                8.00         8.25       8.26         7.33    7.91      7.64
   Mortgage-backed securities                   6.53         6.60       5.83         6.81    6.58      5.91
                                                ------------------------------------------------------------
      Total interest-earning assets             8.15%        8.30%      7.97%        7.97%   8.02%     8.08%

 Weighted average interest rate cost of:
   Passbook accounts                            2.84%        2.81%      2.97%        2.87%   2.82%     3.08%
   NOW and money market accounts                2.97         2.74       2.73         2.13    2.16      2.31
   Certificates of deposit                      6.10         6.07       5.95         6.01    5.92      6.03
   Borrowings                                   5.99         6.88       6.09         5.15    6.23      4.87
                                                ------------------------------------------------------------
      Total interest-bearing liabilities        5.06%        5.24%      5.02%        4.78%   4.90%     4.58%
 Interest rate spread (1)                       3.09%        3.06%      2.95%        3.19%   3.12%     3.50%
                                                ============================================================
 Net yield on weighted average interest-
 earning assets (Net Interest Margin) (2)        N/A          N/A       3.20%        3.46%   3.37%     3.46%
                                                ============================================================

(1) Interest rate spread is calculated by subtracting total weighted average interest rate cost from total weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since SCB's interest-earning assets exceeded its interest-bearing liabilities for the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield of weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield figure is presented at September 30, 1997 and December 31, 1997, because the computation of net yield is applicable only over a period rather than at a specific date.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume that cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.


                                                                   Increase (Decrease) in Net Interest Income
 (In Thousands)                                                     Total Net                          Due to
                                                                     Change          Due to Rate       Volume
-----------------------------------------------------------------------------------------------------------------
 Three months ended December 31, 1997 compared to three months ended December 31, 1996
    Interest-earning assets:
         Interest-earning deposits                                    $   40             $   7         $   33
         Investment securities                                             6               (88)            94
         Loans                                                           234                28            206
         Stock in FHLB of Indianapolis                                     7                 2              5
         Mortgage-backed securities                                      (23)               31            (54)
-----------------------------------------------------------------------------------------------------------------
             Total                                                    $  264             $ (20)        $  284
-----------------------------------------------------------------------------------------------------------------
    Interest-bearing liabilities:
         Passbook accounts                                                (4)               13            (17)
         NOW and money market accounts                                    50                24             26
         Certificates of deposit                                          45                10             35
         Borrowings                                                      122                29             93
-----------------------------------------------------------------------------------------------------------------
             Total                                                    $  213             $  76         $  137
-----------------------------------------------------------------------------------------------------------------
 Net change in net interest income                                    $   51             $ (96)        $  147
-----------------------------------------------------------------------------------------------------------------
 Year ended September 30, 1997 compared to year
 ended September 30, 1996
    Interest-earning assets:
         Interest-earning deposits                                    $ (126)            $ (33)        $  (93)
         Investment securities                                           (52)              (72)            20
         Loans                                                         1,030              (125)         1,155
         Stock in FHLB of Indianapolis                                    24                 2             22
         Mortgage-backed securities                                       (7)               33            (40)
-----------------------------------------------------------------------------------------------------------------
               Total                                                  $  869             $(195)        $1,064
-----------------------------------------------------------------------------------------------------------------
    Interest-bearing liabilities:
         Passbook accounts                                            $  (30)            $ (26)        $   (4)
         NOW and money market accounts                                    12               (20)            32
         Certificates of deposit                                        (205)              (46)          (159)
         Borrowings                                                      774                43            731
-----------------------------------------------------------------------------------------------------------------
               Total                                                  $  551             $ (49)        $  600
-----------------------------------------------------------------------------------------------------------------
 Net change in net interest income                                    $  318             $(146)        $  464
-----------------------------------------------------------------------------------------------------------------

         Total deposits at September 30, 1997 of $64,633,000 increased to $70,784,000 at December 31, 1997. This increase in deposits is primarily due to an increase in certificates of deposit and checking accounts.

THREE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1996

         General. During the three month period ended December 31, 1997, net earnings increased to $174,000 compared to net earnings of $129,000 during the three month period ended December 31, 1996. The increase in earnings is primarily the result of an increase in interest income on loans receivable in excess of the increase in interest expense. Net interest income was $720,000, after provision for loan losses, for the three months ended December 31, 1997, compared to $676,000 for the three months ended December 31, 1996. Net interest margin for the three months ended December 31, 1997 was 3.20%, compared to 3.46% for the same period one year ago.

         Total assets at December 31, 1997, were $97,221,000, an increase of $6,612,000 from total assets of $90,609,000 at September 30, 1997. The most significant increases in assets were in net loans receivable and interest bearing deposits. Total net loans receivable increased from $76,038,000 at September 30, 1997 to $79,591,000 at December 31, 1997. This increase reflects an increase in mortgage loans which is attributed to a very strong local economy and loan demand. The two branches that were opened in 1995 have contributed over $6,585,000 in mortgage and consumer lending.

         Interest Income. Interest income increased from $1,603,000 for the three months ended December 31, 1996 to $1,867,000 for the three months ended December 31, 1997.

         Interest Expense. Interest expense for the three month period ended December 31, 1997 was $1,117,000 compared to $904,000 for the three months ended December 31, 1996. This increase is primarily attributed to the increase in deposit accounts. Interest bearing deposits increased from $1,773,000 at September 30, 1997 to $4,821,000 at December 31, 1997.

         Non-Interest Income. Total non-interest income was $101,000 for the three months ended December 31, 1997, compared to $85,000 for the same period in 1996.

         Non-Interest Expense. Non-interest expense totaled $533,000 for the quarter ended December 31, 1997 compared to $545,000 for the same period in the prior year. The primary decrease in non-interest expense relates to cost cutting measures in most expense categories.

         Provision for Loan Losses. The Bank's provision for loan losses was $30,000 for the three months ended December 31, 1997 compared to $23,000 for
the same period in the prior year.   Non-performing assets increased from
$320,000 at December 31, 1996 to $613,000 at December 31, 1997.

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

         General. Net earnings for the year ended September 30, 1997 were $513,000, compared to $236,000 for the year ended September 30, 1996, an increase of $277,000 or 117.4%. Net interest income after provision for loan losses increased by $314,000 or 13.1% from $2,398,000 to $2,712,000.

         Total assets increased during the year ended September 30, 1997. Total assets at September 30, 1997 were $90,609,000 compared to $82,676,000 at September 30, 1996, an increase of $7,933,000, or 9.6%. This increase was primarily due to an increase in loans receivable of $9,940,000 or 15.0%, from $66,098,000 in 1996 to $76,038,000 in 1997.

         Interest Income. Total interest income for the year ended September 30, 1997 was $6,708,000 compared to $5,839,000 for the year ended September 30, 1996, an increase of $869,000 or 14.9%. This increase resulted primarily from an increase of $1,030,000 or 20.5%, in interest earned on loans receivable. Although the weighted average interest rate earned on loans in 1997 dropped slightly from 8.61% to 8.40%, the growth in the loan portfolio accounted for the increase in interest income. The loan portfolio growth reflects management's commitment to meet the needs of the growing economy in Shelby County.

         Interest Expense. Total interest expense for the period ended September 30, 1997, totaled $3,892,000, an increase of $551,000, or 16.5%, compared with $3,341,000 for the year ended September 30, 1996. This increase was primarily a result of higher costs on additional advances from the Federal Home Loan Bank of Indianapolis. The weighted average interest rate cost for all deposits and borrowings in 1997 was 4.90% compared to 4.58% in 1996.

         Non-interest Income. Total non-interest income for the year ended September 30, 1996, totaled $349,000 compared to $518,000 for the year ended September 30, 1997. The reason for the decline is because 1996 amounts included non-recurring items.

         Non-interest Expense. Non-interest expense decreased $293,000, or 11.5%, from $2,546,000 for the year ended September 30, 1996, to $2,253,000 for the year ended September 30, 1997. The decrease was primarily attributed to a reduction in the Federal Deposit Insurance Fund expense due to the one-time special assessment in 1996.

         Provision for Loan Losses. The Bank's provision for loan losses was $104,000 for the year ended September 30, 1997, compared to $100,000 for the year ended September 30, 1996. The 1997 provision exceeded net charge-offs of $38,000 during the year ended September 30, 1997. This provision reflects management's intent to provide an increased general allowance for loan loss and further provide for losses inherent in its consumer loan portfolio. Also, the provision resulted in an allowance for loan losses of $392,000 (.52% of total loans) at September 30, 1997. The allowance as a percentage of non-performing loans was 94% at September 30, 1997, compared to 109% at September 30, 1996. At September 30, 1997, non-performing loans as a percent of total net loans were .55%.

LIQUIDITY AND CAPITAL RESOURCES

         The standard measure of liquidity for the savings association industry is the ratio of cash and eligible investments to a percentage of savings deposits and borrowings due within one year. The minimum required ratio is currently set by OTS regulation at 4%. At September 30, 1997, the Bank's regulatory liquidity ratio was 8.3%, of which 100% were short-term investments. This was an increase of .8% from its liquidity ratio at September 30, 1996. Management believes that the Bank's liquidity level, both on a short-term and a long-term basis, is sufficient for the Bank's liquidity needs.

         Historically, the Bank has maintained its liquid assets above the minimum requirements imposed by OTS regulations and at a level believed by management adequate to meet requirements of normal daily activities and potential deposit withdrawals. Management monitors the cash flow position periodically to assure that adequate liquidity is maintained. Cash for liquidity purposes is generated through loan prepayments, repayments and increases in deposits. Loan payments are a relatively stable source of funds, while deposit flows are influenced significantly by the level of interest rates and general market conditions. The Bank's liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities.

         During the year ended September 30, 1997, there was a net decrease of $2,487,000 in cash and cash equivalents. The major reason for this decrease was an increase in loans receivable.

         As a member of the Federal Home Loan Bank System ("FHLB System"), the Bank may borrow from the FHLB of Indianapolis. Borrowings outstanding at September 30, 1997, were $17,746,000, and under OTS regulations, the Bank could have borrowed up to an additional $10.2 million from the FHLB of Indianapolis as of that date. As of that date, the Bank had commitments to fund loan originations of approximately $2.1 million. In the opinion of management, the Bank has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

         SCB is subject to regulations as a savings and loan holding company by the OTS. The Bank, as a subsidiary of a savings and loan holding company, is subject to certain restrictions in its dealing with SCB. The Bank is subject to regulatory requirements applicable to a federal savings bank.

         Capital regulations require savings institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets and a minimum core capital ratio equal to 3% of total assets. Additionally, savings institutions are required to meet a risk-based capital ratio of 8% of risk-weighted assets.

         In connection with the Federal Deposit Insurance Corporation Improvement Act of 1991, the OTS implemented additional minimal capital standards that place savings institutions into one of five categories, from "critically undercapitalized to "well capitalized," depending on levels of three measures of capital. At each successively lower capital category, an institution is subject to more restrictive and numerous mandatory or discretionary regulatory actions and limits. A well capitalized institution, as defined by the regulations, has a total risk-based capital ratio of at least 10 percent, a Tier 1 (core) risk-based capital ratio of at least six percent, and a leverage (core) risk-based capital of at least five percent. At September 30, 1997, the Savings Bank was classified as adequately capitalized.

         The Bank's capital ratios are as follows at September 30, 1997:

                                          GAAP       Tangible      Core       Risk-based
                                         capital      capital     capital       capital
                                         -------     --------     -------     ----------
                                                          (In thousands)
         Corporation GAAP Capital      $   7,171

         The Bank GAAP Capital         $   6,219
         Regulatory Capital                           $ 5,593      $ 5,593       $ 5,985
         Minimum capital requirement                    1,342        2,684         5,048
                                                      -------      -------       -------
         Excess capital                               $ 4,251      $ 2,909       $   937
                                                      -------      -------       -------
         Regulatory capital ratio                         6.3%         6.3%          9.5%

         Requirement                                      1.5%         3.0%          8.0%

IMPACT OF INFLATION

         The audited consolidated financial statements of SCB presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         SCB's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services, which is more directly affected by inflation

ASSET/LIABILITY MANAGEMENT

         The Bank, like other banks, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short and medium-term maturities, mature or reprice more rapidly than its interest-earning assets. Although having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income during periods of rising interest rates, unless offset by other factors such as non-interest income. Therefore, a key element of the Bank's asset/liability plan is to protect net earnings from changes in interest rates by reducing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities.

         Principal elements of the Bank's asset/liability management strategy include the origination of residential and small commercial mortgage loans with adjustable interest rates and increasing the origination of consumer loans. For example, the Bank has increased its adjustable rate mortgages from $107,000 at September 30, 1987, to $6,587,000 at September 30, 1997. Consumer
lending was initiated in March 1989 and had a balance of $7,512,000 at September 30, 1997.

         The difference between the Bank's assets and liabilities having maturities and repricing periods of one year or less ("Interest Rate Gap") was negative 26.16% at September 30, 1997. A negative Interest Rate Gap leaves the Bank's earnings vulnerable to periods of rising interest rates because during such periods the interest expense paid on liabilities will generally increase more rapidly than the interest income earned on assets. Conversely, in a falling interest rate environment, the total expense paid on liabilities will generally decrease more rapidly than the interest income earned on assist. A positive Interest Rate Gap will have the opposite effect. During the years ended September 30, 1990, and 1989, the Bank's negative Interest Rate Gap did not result in increased net interest income even though interest rates were falling. During that period of time, the expected decrease in the average rate paid on deposits due to falling interest rates was offset by depositors reinvesting their time deposits from lower-rate short-term certificates to higher-rate long-term certificates. Additionally, new deposit customer accounts were attracted to the higher rate certificates. Net interest income during that period was also reduced because a significant portion of the increased funds derived from deposits was invested in short-term interest-earning instruments with a lower yield than long-term fixed-rate loans. During the years ended September 30, 1991 through and including September 30, 1997 interest income was positively affected by falling interest rates.

         The Bank has used a portion of the proceeds from the conversion to originate both consumer loans and adjustable rate mortgages, which have assisted in the management of Interest Rate Gap. Recently, the demand for adjustable-rate mortgage loans in the Bank's lending area has decreased and customers have sought fixed-rate loans due to the relatively low long-term interest rates. The Bank remains committed to originating adjustable rate mortgage loans, although market conditions may require that it originate more fixed rate mortgages in the future. The Bank will respond to a continued stronger demand for fixed-rate loans by emphasizing longer-term deposits and the purchase of adjustable-rate mortgages.

         Management of the Bank believes that its Interest Rate Gap in recent periods has generally been, and currently is, acceptable in view of the prevailing interest rate environment. However, because of the Bank's concentration of earning assets in fixed-rate mortgage loans, net interest income will continue to be adversely affected by a significant rising interest rate environment. The Bank will continue to seek to improve the matching of its assets and liabilities as market conditions permit.

         The following table illustrates the projected maturities and the repricing mechanisms of the major asset and liability categories of the Bank as of September 30, 1997. Maturity and repricing dates have been projected by applying the assumptions set forth below to contractual maturity and repricing dates. The information presented in the following table is derived from data that is provided to the OTS in "Schedule CMR: Consolidated Maturity/Rate" filed as part of the Bank's September 30, 1997, quarterly report. That information in Schedule CMR was reformulated by the FHLB of Indianapolis based upon certain repricing and other assumptions determined by the FHLB of Indianapolis. The repricing and other assumptions determined by the FHLB of Indianapolis are based on a study done by the FHLB of Indianapolis of industry interest rate and repricing trends and are not necessarily representative of the Bank's actual results. Classifications of such items are different from those presented in other schedules and financial statements included herein.

                                                                            At September 30, 1997
                                                                          Maturing or Repricing in
                                              0 to                         (Dollars in Thousands)                         5 to
                                            3 months   3 to 6 months  6 Months to 1 Year  1 to 3 Years   3 to 5 Years   10 Years
                                           -------------------------------------------------------------------------------------
 Assets:
 Adjustable rate mortgages .............    $    749     $   3,763         $     174       $   2,808      $     ---    $     ---
 Fixed-rate mortgages ..................         816           811             1,616           6,367          7,359       15,778
 Non-mortgage loans ....................         834           854             1,770           6,541          1,758          ---
 Non-mortgage investments ..............       3,566           ---               ---             ---          4,168        1,398
                                           -------------------------------------------------------------------------------------
   Total interest-earning assets .......    $  5,965     $   5,428         $   3,560       $  15,716      $  13,285    $  17,176
                                           =====================================================================================
 Interest-bearing liabilities:
 Fixed maturity deposits ...............    $  8,359     $     ---         $  11,427       $  15,927      $   4,021    $     ---
 Other deposits ........................       2,640         2,191             3,444           6,937          2,941        3,827
 Variable-rate fixed maturity ..........      17,746           ---               ---             ---            ---          ---
 Other liabilities .....................    $    625     $     ---         $     ---       $     ---      $     ---    $     ---
                                           -------------------------------------------------------------------------------------
 Total interest-bearing liabilities ....    $ 29,370     $   2,191         $  14,871       $   22,864     $   6,962    $   3,827
                                           =====================================================================================
 Excess (deficiency) of interest-bearing
   assets over interest-bearing
   liabilities .........................    $(23,405)    $   3,237         $ (11,311)      $  (7,148)     $   6,323    $  13,349
 Cumulative excess (deficiency) of
 interest-bearing assets over  interest-
   bearing liabilities .................    $(23,405)    $ (20,168)        $ (31,479)      $ (38,627)     $ (32,304)   $ (18,955)
 Cumulative interest sensitivity gap as
   a percentage of total assets ........      (26.16)%      (22.54)%          (35.18)%        (43.17)%       (36.10)%     (21.18)%

                                                        10 to 20      Over 20
                                                          Years        Years        Total
                                                        -----------------------------------
 Assets:
 Adjustable rate mortgages . . . . . . . . . . . . . .  $    ---     $    ---     $   7,494
 Fixed-rate mortgages  . . . . . . . . . . . . . . . .    16,934        8,479        58,160
 Non-mortgage loans  . . . . . . . . . . . . . . . . .       ---          ---        11,757
 Non-mortgage investments  . . . . . . . . . . . . . .       ---          ---         9,132
                                                        -----------------------------------
         Total interest-earning assets . . . . . . . .  $ 16,934     $  8,479     $  86,543
                                                        -----------------------------------
 Interest-bearing liabilities:
 Fixed maturity deposits . . . . . . . . . . . . . . .  $    ---     $    ---     $  39,734
 Other deposits  . . . . . . . . . . . . . . . . . . .     2,462          688        25,130
 Variable-rate fixed maturity  . . . . . . . . . . . .       ---          ---        17,746
 Other liabilities . . . . . . . . . . . . . . . . . .       ---          ---           625
                                                        -----------------------------------
         Total interest-bearing liabilities             $  2,462     $    688     $  83,235
                                                        -----------------------------------
 Excess (deficiency) of interest-bearing assets over
 interest-bearing liabilities  . . . . . . . . . . . .  $ 14,472     $  7,791     $   3,308
                                                        -----------------------------------
 Cumulative excess (deficiency) of interest-bearing
 assets over interest-bearing liabilities  . . . . . .  $ (4,483)    $  3,308     $   3,308
                                                        -----------------------------------
 Cumulative interest sensitivity gap as a percentage
 of total assets . . . . . . . . . . . . . . . . . . .     (5.01)%       3.70%         3.70%
                                                        -----------------------------------


         In preparing the table above, it has been assumed, consistent with the assumptions used by the FHLB of Indianapolis at September 30, 1997, in assessing the interest-rate sensitivity of savings institutions, that (i) adjustable rate first mortgage loans on one-to four-family residences will repay at the rate of 22.0% per year; (ii) first mortgage loans on residential properties of five or more units and non-residential properties will prepay at the rate of 15.0% per year; (iii) fixed-rate first mortgage loans on one-to four-family residences with terms to maturity of 5 years or less will prepay at a rate of 7.8% per maturity classification; (iv) second mortgage loans on one-to four-family residences will prepay at a rate of 26.0% per maturity classification; (v) non-mortgage loans and investments will not prepay; and
(vi) fixed-rate mortgage loans on one-to four-family residential properties with remaining terms to maturity of more than 5 years will prepay annually as follows:

                  Interest Rate      Prepayment Assumption
                  ----------------------------------------
                  Less than 8%               7.8%
                    8 to 8.99%               8.6%
                    9 to 9.99%               9.5%
                  10 to 10.99%              15.5%
                   11 and over              24.5%

         In addition, it is assumed that fixed maturity deposits are not withdrawn prior to maturity, and that other deposits are withdrawn or reprice as follows:

                           0 to 3    3 to 6   6 Months    1 to 3     3 to 5   5 to 10   10 to 20  Over 20
                           Months    Months  to 1 Year    Years      Years     Years      Years   Years
                           ------------------------------------------------------------------------------
Passbook  . . . . . . . .   4.55%     4.34%     8.11%     25.82%     16.83%    21.37%    14.78%   4.20%
Money market accounts . .  32.31%    21.87%    24.82%     11.00%      5.24%     4.01%      .72%    .03%
Transaction accounts  . .  10.91%     9.72%    16.37%     33.87%      9.06%    12.16%     6.68%   1.22%
Non-interest bearing
accounts  . . . . .         2.60%     2.53%     4.87%     17.10%     13.85%    24.18%    22.71%  12.16%

        In evaluating the Bank's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Bank considers all of these factors in monitoring its exposure to interest rate risk.

        The principal effect of inflation, as distinct from levels of interest rates, on SCB's earnings is in the area of other expenses. Such expense items as salaries and employee benefits, occupancy expense and equipment costs may be subject to increases as a result of inflation.

           SUMMARY CONDENSED CONSOLIDATED HISTORICAL AND PRO FORMA
         FINANCIAL AND OPERATING DATA OF BLUE RIVER BANCSHARES, INC.
                          AND SHELBY COUNTY BANCORP


           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DOLLAR AMOUNTS)

Historical Data. The following table presents certain condensed consolidated historical financial and operating data of SCB as of and for each of the years in the two year period ended September 30, 1997 and as of and for each of the three month periods ended December 31, 1997 and 1996. The following table should be read in conjunction with the consolidated financial statements of SCB, including the respective notes thereto, which appear elsewhere in this Prospectus. See "CONSOLIDATED FINANCIAL STATEMENTS--Shelby County Bancorp". In the opinion of management of SCB, the data presented for the three month periods ended December 31, 1997 and 1996 reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three month periods ending December 31, 1997 and 1996 are not necessarily indicative of results that may be expected for any other interim period or the year as a whole.

Pro Forma Data. The following table presents certain unaudited pro forma condensed combined financial data for the Company giving effect to the Merger as if it had occurred as of the beginning of the earliest period indicated herein and after giving effect to the pro forma adjustments described in the Notes to Blue River Bancshares, Inc. and Shelby County Bancorp Unaudited Pro Forma Combined Financial Statements. The Merger will be accounted for as a purchase, and the SCB assets acquired and liabilities assumed will be recorded at their estimated fair values, with the excess of the purchase price over the net fair market value recorded as goodwill. The purchase accounting adjustments are based on preliminary estimates of fair values. Actual fair values will be determined at the date of the Merger, and, accordingly the adjustments that have been included in the pro forma financial information are subject to change pending the final allocation of the total purchase cost of the Merger. This information should be read in conjunction with (i) the pro forma financial information, including the notes thereto, which appear elsewhere in this Prospectus, and (ii) the historical consolidated financial statements of the Company and SCB, including the respective notes thereto, which appear elsewhere in the Prospectus. See "PRO FORMA COMBINED FINANCIAL INFORMATION," and "CONSOLIDATED FINANCIAL STATEMENTS--Shelby County Bancorp" and "FINANCIAL STATEMENTS--Blue River Bancshares, Inc." The pro forma financial data does not give effect to any revenue enhancements or operating efficiencies that the Company's management believes may result from the transaction. The pro forma adjustments reflect (i) the aggregate amount of cash to be paid to the shareholders of SCB by the Company as a result of the Merger and the related purchase accounting adjustments, (ii) the consummation of the offering, (iii) the termination of the Company's subchapter S election under the Code. The pro forma financial data is not necessarily indicative of the results that actually would have occurred had the Merger been consummated on the dates indicated or that may occur in the future.

                                                                                                       Blue River
                                                                 Shelby County Bancorp              Bancshares, Inc.
                                                    At or for the Three           At or for the      At or for the
                                                       Months Ended                Year Ended          Year Ended
                                                        December 31,              September 30,       December 31,
                                                    -------------------          --------------      -------------
                                                         Historical                Historical          Pro Forma
                                                    -------------------          --------------      -------------
                                                       1997      1996            1997      1996          1997
                                                    -------------------          --------------      -------------
STATEMENT OF INCOME:
     Interest income                                  $1,867    $1,603          $6,708    $5,839        $6,701
     Interest expense                                  1,117       904           3,892     3,341         3,801
                                                    ------------------          ----------------     ---------
     Net interest income                                 750       699           2,816     2,498         2,900
     Provision for loan losses                            30        23             104       100           111
     Non-interest income                                 101        85             349       518           365
     Non-interest expense                                534       545           2,253     2,546         2,731
                                                    ------------------          ----------------     ---------
     Income before income taxes                          287       216             808       370           423
     Provision for income taxes                          113        87             295       134           223
                                                    ------------------          ----------------     ---------
     Net income                                         $174      $129            $513      $236          $200
                                                    ==================          ================     =========

PER SHARE DATA: (6)
     Basic earnings per share                           N/A       N/A             N/A       N/A          $0.16
     Diluted earnings per share                         N/A       N/A             N/A       N/A           0.16
     Cash dividends per share                           N/A       N/A             N/A       N/A           0.00
     Book value per share                               N/A       N/A             N/A       N/A          10.87
     Tangible book value per share (4)                  N/A       N/A             N/A       N/A           8.32

BALANCE SHEET DATA:
     Total assets                                    $97,221   $86,108         $90,609   $82,676      $104,500
     Loans, net                                       79,591    69,579          76,038    66,098        80,533
     Allowance for loan losses                           422       335             392       326           422
     Securities                                        8,948     8,624           8,695     8,511         8,960
     Goodwill                                              -         -               -         -         3,177
     Deposits                                         70,784    64,288          64,633    65,286        71,464
     Shareholders' equity                              7,488     6,614           6,546     6,103        13,583
     Tangible shareholders' equity (5)                 7,488     6,614           6,546     6,103        10,406

PERFORMANCE RATIOS: (1)
     Return on average assets                           0.72%     0.62%           0.60%     0.32%            -
     Return on average shareholders' equity            10.45      8.30            8.12      3.93             -
     Net interest margin                                3.09      3.36            3.29      3.25             -
     Non-interest income to total average assets        0.42      0.41            0.41      0.69             -
     Non-interest expense to total average assets       2.22      2.62            2.62      3.41             -
     Efficiency ratio (2)                               0.63      0.70            0.71      0.84             -

ASSET QUALITY RATIOS:
     Non-performing loans to total loans                0.77%     0.46%           0.55%     0.37%            -
     Allowance for loan losses to total loans           0.53      0.48            0.52      0.49             -
     Allowance for loan losses to non-performing loans  0.69      1.05            0.86      1.32             -
     Net charge-off loans to average loans (1)          0.00      0.02            0.05      0.02             -

CAPITAL RATIOS: (3)
     Shareholders' equity to assets                     7.70%     7.68%           7.91%     7.78%            -
     Tangible capital ratio                             6.02      6.33            6.32      6.40             -
     Core capital ratio                                 6.02      6.33            6.32      6.40             -
     Total risk-based capital ratio                     9.46     10.13            9.50     10.30             -


-------------------
(1) Performance ratios for the three months ended December 31, 1997 and 1996 are stated on an annualized basis.
(2) Efficiency ratio is equal to non-interest expense divided by net interest income plus non-interest income less gains or losses on security transactions.
(3) For definitions and further information relating to the Bank's regulatory capital requirements, see "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Savings Association Regulatory Capital" and "-- Regulations Applicable to the Bank as a Savings Bank or Commercial Bank, Prompt Corrective Action"
(4) Tangible book value per share is equal to total shareholders' equity less goodwill divided by the weighted average common shares outstanding.
(5) Tangible shareholders' equity is equal to total shareholders' equity less goodwill.
(6)  Per share data for the historical periods of SCB have not been presented.

                      BUSINESS OF SHELBY COUNTY BANCORP

        All information contained in this section with respect to SCB and the Bank has been supplied by SCB and the Bank. Certain statements throughout this section regarding SCB's and the Bank's financial position, business strategy and plans and objectives of management for future operations are forward-looking statements rather than historical or current facts. When used in this section, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to SCB and the Bank or their respective managements, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the management of SCB and the Bank as well as assumptions made by and information currently available to the management of SCB and the Bank. Such statements are inherently uncertain, and there can be no assurance that the underlying assumptions will prove to be valid. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "RISK FACTORS," including but not limited to competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change, product development risks and general economic conditions, including, but not limited to, changes in interest rates, loss of deposits and loans to other savings and financial institutions, substantial changes in financial markets, substantial changes in real estate values and the real estate market and unanticipated results in pending legal proceedings. Such statements reflect the current view of SCB and the Bank with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of SCB and the Bank.

        SCB is an Indiana corporation organized in June, 1991 to become a unitary savings and loan holding company. SCB became a unitary savings and loan holding company upon the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank in October, 1991. The Bank was established in 1937 as a federal savings and loan. SCB is the sole shareholder of the Bank. SCB and the Bank conduct business from its main office in Shelbyville, Indiana with branch offices for the Bank in Shelbyville, St. Paul, and Morristown, Indiana. The Bank is and historically has been among the top residential real estate lenders in Shelby County and is the largest locally owned financial institution in Shelby County. The Bank offers a variety of retail deposits and lending services to retail and commercial customers in Shelby County.

LENDING ACTIVITIES

        Loan Portfolio Data. The following table sets forth the composition of the Bank's loan portfolio by loan type and security type as of the dates indicated, including a reconciliation of gross loans receivable and mortgage-backed securities after consideration of the allowance for possible loan losses and deferred net loan fees on loans.

                                                             At December 31,                          At September 30,
                                                                  1997                         1997                      1996
                                                          -------------------------------------------------------------------------
                                                                      Percent                     Percent                   Percent
                                                           Amount     of Total         Amount    of Total       Amount     of Total
                                                          -------------------------------------------------------------------------
                                                                                    (Dollars in Thousands)
       Mortgage loans:
        One-to-four family  . . . . . . . . . . . . .     $50,046      60.32%          $46,870    58.64%        $42,131     58.65%
        Mortgage-backed securities  . . . . . . . . .       3,272       3.94             3,309     4.14           5,216      7.26
        Residential construction  . . . . . . . . . .       1,035       1.25             1,054     1.32           1,003      1.39
        Multi-family  . . . . . . . . . . . . . . . .       4,472       5.39             4,512     5.65           3,406      4.74
        Non-residential   . . . . . . . . . . . . . .      12,268      14.79            11,746    14.70          10,418     14.50
        Home equity loans   . . . . . . . . . . . . .       1,025       1.24               977     1.21             740      1.03
       Consumer loans:
        Installment loans   . . . . . . . . . . . . .       2,988       3.60             3,411     4.27           2,494      3.47
        Auto Loans  . . . . . . . . . . . . . . . . .       3,843       4.63             3,878     4.85           3,423      4.76
        Home improvement loans  . . . . . . . . . . .          84        .10                86      .11              --        --
        Loans secured by deposits   . . . . . . . . .         127        .15               137      .17             169       .25
        Commercial loans  . . . . . . . . . . . . . .       3,803       4.59             3,947     4.94           2,838      3.95
                                                          -------------------------------------------------------------------------
        Gross loans receivable and mortgage-backed
          securities                                      $82,963     100.00%          $79,927   100.00%        $71,838    100.00%
                                                          =========================================================================
       TYPE OF SECURITY
       One-to-four family (1)  . . . . . . . . . . .      $55,462      66.85%          $52,353    65.50%        $49,090     68.33%
       Non-residential real estate . . . . . . . . .       12,268      14.79            11,746    14.70          10,418     14.50
       Multi-family  . . . . . . . . . . . . . . . .        4,472       5.39             4,512     5.65           3,406      4.74
       Autos . . . . . . . . . . . . . . . . . . . .        3,843       4.63             3,878     4.85           3,423      4.76
       Deposits  . . . . . . . . . . . . . . . . . .          127        .15               137      .17             169       .24
       Other security  . . . . . . . . . . . . . . .        3,848       4.64             3,970     4.97           3,010      4.19
       Unsecured . . . . . . . . . . . . . . . . . .        2,943       3.55             3,331     4.16           2,322      3.24
                                                          -------------------------------------------------------------------------
         Gross loans receivable and mortgage-backed
             securities                                   $82,963     100.00%          $79,927   100.00%        $71,838    100.00%
                                                          =========================================================================
       Deduct:
         Allowance for possible losses on loans  . .          422        .51%              392      .49%            326       .45%
         Deferred net loan fees  . . . . . . . . . .          178        .22               188      .24             198       .28
                                                          -------------------------------------------------------------------------
       Net loans receivable including mortgage-backed
       securities                                         $82,363      99.27%          $79,347    99.27%        $71,314     99.27%
                                                          =========================================================================



(1) Includes mortgage-backed securities, home equity loans and home improvement loans.

         The  Bank's portfolio includes no highly leveraged transaction loans.
The Bank does not intend to make such loans in the future.   The following
table sets forth certain information at December 31, 1997, regarding the dollar amount of loans maturing in the Bank's loan portfolio based on the due date of each payment. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. Management of the Bank expects prepayments will cause actual maturities to be shorter.

                                                              Due during years ended December 31,
                                         Balance
                                        Outstanding                        2000     2002       2007      2012
                                        December 31,                        to       to         to        and
                                           1997       1998       1999      2001     2006       2011    following
                                        ------------------------------------------------------------------------
                                                                  (In thousands)
Mortgages:
    Residential one-to-four family
      mortgage loans  . . . . . .         $50,046    $3,335     $2,070   $ 2,145   $4,622    $12,096   $25,778
    Mortgage-backed securities  .           3,272       351        345       680    1,195        363       338
    Residential construction  . .           1,035     1.035          -         -        -          -         -
    Multi-family loans  . . . . .           4,472       230        659       150      358        959     2,116
    Non-residential . . . . . . .          12,268       886        526       602    1,513      3,809     4,932
    Home equity . . . . . . . . .           1,025        27         26        50      114        100       708
Consumer loans:
    Home improvement loans  . . .              84        16         17        19       32          -         -
    Auto  . . . . . . . . . . . .           3,843     1,416      1,066       727      613         21         -
    Installment loans . . . . . .           2,988     2,356        272       133       88        112        27
    Loans secured by deposits . .             127        61         12        10       14         24         6
Commercial loans  . . . . . . . .           3,803     2,155        477       305      428        438         -
                                        ------------------------------------------------------------------------
    Gross loans receivable and
      mortgage-backed securities          $82,963  $ 11,868     $5,470    $4,821   $8,977    $17,922   $33,905
                                        ========================================================================

         The following table sets forth, as of December 31 1997, the dollar amount of all loans due after one year which have fixed interest rates and floating or adjustable interest rates.

                                                        Due After December 31, 1998
                                                 Fixed Rates    Variable Rates      Total
                                                 -----------------------------------------
                                                                (In thousands)
Mortgages:
  Residential one-to-four family
   mortgage loans  . . . . . . . . . . . . .       $43,238          $3,473         $46,711
  Mortgage-backed securities . . . . . . . .         2,203             718           2,921
  Multi-family loans . . . . . . . . . . . .         2,762           1,480           4,242
  Non-residential  . . . . . . . . . . . . .         9,030           2,352          11,382
  Home equity  . . . . . . . . . . . . . . .             -             998             998
Consumer loans:
  Home improvement loans . . . . . . . . . .            68               -              68
  Auto . . . . . . . . . . . . . . . . . . .         2,427               -           2,427
  Installment loans  . . . . . . . . . . . .           632               -             632
  Loans secured by deposits  . . . . . . . .            66               -              66
Commercial loans . . . . . . . . . . . . . .         1,648               -           1,648
                                                 -----------------------------------------
  Total                                            $62,074          $9,021         $71,095
                                                 =========================================

         Residential Loans. Approximately $53.3 million, or 64.3% of the Bank's total loan and mortgage-backed securities portfolio at December 31, 1997, consisted of one-to-four family mortgage loans, of which 91.9% had fixed-rates. Historically, such loans have generally not been written on terms that are in conformity with the standard underwriting criteria of the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA"), thereby making resale of such loans difficult. See "BUSINESS OF SHELBY COUNTY BANCORP -- Lending Activities, Origination, Purchase and Sale of Loans." The Bank's fixed-rate mortgages generally have terms of 15, 20, 25 or 30 years.

         The Bank began originating adjustable rate mortgages in April, 1988. As of December 31, 1997, approximately 8.1% of the mortgage loans on one-to-four family residences included in the Bank's loan and mortgage-backed securities portfolio had adjustable rates. The adjustment for all of the Bank's adjustable rate mortgage loans is indexed to U.S. Treasury securities. Such loans have interest rates which adjust annually, with maximum rate changes of 2.0% per adjustment. These loans have terms of 25 years.

         The rates offered on the Bank's adjustable rate and fixed-rate residential mortgage loans are competitive with the rates offered by other mortgage lenders in the Bank's market area.

         Although the Bank's residential mortgage loans are written for amortization terms up to 30 years, due to prepayments and refinancings, its residential mortgage loans generally have remained outstanding for a substantially shorter period of time than the maturity terms of the loan contracts.

         Substantially all of the residential mortgage loans that the Bank has originated since 1987 include "due on sale" clauses, which give the Bank the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. The Bank requires private mortgage insurance on all conventional residential single-family mortgage loans with loan-to-value ratios in excess of 89%. The Bank will not lend more than 95% of the lower of current cost or appraised value of a residential single family property. At

December 31, 1997, residential mortgage loans amounting to $576,000, or 0.70% of the Bank's total loan and mortgage-backed securities portfolio, were included in non-performing assets.

         The Bank offers residential construction loans only in conjunction with residential mortgage loans. Interest is charged on the money disbursed under the loan. After the construction phase (typically 3 to 12 months), the Bank makes a mortgage loan, the proceeds of which are used to pay off the construction loan. At December 31, 1997, the Bank had $1.0 million, or 1.3% of its total loan and mortgage-backed securities portfolio, in residential construction loans outstanding.

         Mortgage-Backed Securities. As of December 31, 1997, $3.3 million, or 4.0% of the Bank's total loan and mortgage-backed securities portfolio consisted of mortgage-backed securities. These mortgage-backed securities had an estimated market value of $3.0 million at December 31, 1997. Management has classified these securities into held to maturity and available for sale portfolios in accordance with Statement of Financial Accounting Standards No 115, "Accounting for Certain Investments in Debt and Equity Securities."

         Non-Residential Real Estate Loans. At December 31, 1997, $12.3 million, or 14.8%, of the Bank's total loan and mortgage-backed securities portfolio consisted of mortgage loans secured by non-residential real estate. The non-residential mortgage loans, substantially all adjustable rate, are written for terms not exceeding 25 years, and generally require a 70% or lower loan-to-value ratio. The largest non-residential mortgage loan as of December 31, 1997, had a balance of approximately $880,000. At that date, all of the Bank's non-residential mortgage loans consisted of loans secured by real estate located in Indiana.

         Under the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA"), a savings association's portfolio of non-residential real estate loans is limited to 400% of its capital. In addition, the application of the Qualified Thrift Lender ("QTL") test has had the effect of limiting the aggregate investment in non-residential real estate loans made by the Bank. See "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Qualified Thrift Lender." The Bank currently complies with the non-residential real estate loan limitations.

         Generally, non-residential mortgage loans involve greater risk than do residential loans. Non-residential mortgage loans typically involve larger loan balances to single borrowers or groups of related borrowers. In addition, the payment experience on loans received by income-producing properties is typically dependent on the successful operation of the related project and thus may be subject to adverse conditions in the real estate market or in the economy in general.

         Multi-Family Loans. At December 31, 1997, $4.5 million, or 5.4%, of the Bank's total loan and mortgage-backed securities portfolio consisted of mortgage loans secured by multi-family dwellings (those consisting of more than four units). All of the Bank's multi-family loans are secured by apartment complexes located in Shelby County. The largest such multi-family mortgage loan as of December 31, 1997, had a balance of approximately
$639,000 and none of these loans was non-performing at that time. As with the Bank's non-residential real estate loans, multi-family mortgage loans are substantially all adjustable rate loans, are written for terms not exceeding 25 years, and require at least a 75% loan-to-value ratio.

         Multi-family loans, like non-residential real estate loans, involve a greater risk than do residential loans. See "BUSINESS OF SHELBY COUNTY BANCORP -- Lending Activities, Non-Residential Real Estate Loans." Also, the more stringent loans-to-one borrower limitation, described below in "BUSINESS OF SHELBY COUNTY BANCORP -- Lending Activities, Origination, Purchase and Sale of Loans," limits the ability of the Bank to make loans to developers of apartment complexes and other multi-family units.

         Home Equity Loans. The Bank markets a home equity line of credit loan. The maximum loan-to-value ratio for such loans is 80%, and the minimum draw on a home equity line of credit is $250. As of December 31, 1997, the Bank had approximately $1.0 million outstanding home equity loans, or 1.2% of its total loan and mortgage-backed securities portfolio, with approximately $645,000 of additional credit available to its borrowers under existing home equity lines of credit. Home equity line of credit loans are adjustable rate loans, indexed to the base rate on corporate loans at large U.S. money center commercial banks that the Wall Street Journal publishes as the Prime Rate.

         Consumer Loans. Federal laws and regulations permit federally chartered savings associations to make secured and unsecured consumer loans in an aggregate amount of up to 35% of the association's total assets. In addition, a federally chartered savings association has lending authority above the 35% limit for certain consumer loans, such as property improvement loans and deposit account secured loans. However, the QTL test places additional limitations on a savings association's ability to make consumer loans. See "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Qualified Thrift Lender."

         In the spring of 1989, the Bank, as part of its strategy of becoming a community bank for Shelby County, hired a Vice President -- Consumer Loans to guide the Bank's entry into the consumer loan area. By December 31, 1997, approximately eight and one-half years after the Bank began making consumer loans, these loans, consisting primarily of auto, installment, loans secured by deposits and home improvement loans, were $7.0 million, or approximately 8.5% of the Bank's total loan and mortgage-backed securities portfolio. Although consumer loans are currently only a small portion of its lending business, the Bank consistently originates consumer loans to meet the needs of its customers, and the Bank intends to originate more such loans to assist in meeting its asset/liability management goals.

         Although consumer loans generally involve a higher level of risk than one-to-four family residential mortgage loans, their relatively higher yields and shorter terms to maturity are believed to be helpful in reducing the interest-rate risk of the Bank's portfolio. At December 31, 1997, no consumer loans were included in non-performing assets.

         The Bank's portfolio of automobile loans was $3.8 million, or 4.6% of its total loan and mortgage-backed securities portfolio at December 31, 1997. The maximum term of these loans is 66 months, and the borrower must provide proof of insurance.

         Installment loans, loans secured by deposits and home improvement loans totaled $3.2 million, or 3.9% of the Bank's total loan and mortgage-backed securities portfolio at December 31, 1997.

         Commercial Loans. The Bank has historically made a limited number of secured commercial loans. At December 31, 1997, these loans, which included inventory financing for a lawn and garden equipment supplier, totaled $3.8 million, or 4.6% of the Bank's total loan and mortgage-backed securities portfolio. All commercial loans are currently performing under their original terms.

         Origination, Purchase and Sale of Loans. The Bank has historically not originated its residential mortgage loans in conformity with the standard criteria of the FHLMC or FNMA. The Bank would therefore experience some difficulty selling such loans in the secondary market, although most loans could be brought into conformity. The Bank's mortgage loans vary from secondary market criteria because the Bank capitalizes taxes rather than using escrow accounts. This practice allows the Bank to keep its administrative costs down and have thus provided the Bank with the competitive advantage of being able to make mortgage loans without charging points. However, the Bank's inability to quickly and easily sell its residential mortgage loans may subject the Bank to increased interest rate risk (since most of the Bank's residential mortgage loans have fixed rates) and could adversely affect the Bank's liquidity position during periods of rising interest rates.

         Although the Bank currently has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to Shelby County, Indiana. The Bank's loan originations are generated from referrals from builders, developers, real estate brokers and existing customers, newspaper, radio and periodical advertising, and walk-in customers. Loans are originated at either the main or branch office. All loan applications have historically been processed and underwritten at the Bank's main office.

         FIRREA contains a generally more stringent loans-to-one-borrower limitation than that applicable to savings associations before FIRREA's enactment. Under FIRREA, a savings association generally may not make any loan to a borrower or its related entities if the total of all such loans by the savings association exceeds 15% of its capital (plus up to an additional 10% of capital in the case of loans fully collateralized by readily marketable collateral); provided, however, that loans up to $500,000 regardless of the percentage limitations may be made and certain housing development loans of up to $30 million or 30% of capital, whichever is less, are permitted. The maximum amount which the Bank could have loaned to one borrower and the borrower's related entities under the 15% of capital limitation was approximately $987,000 at December 31, 1997. At that date, the highest outstanding balance of loans by the Bank to one borrower and related entities was approximately $880,000, an amount within such loans-to-one-borrower limitations. The Bank's portfolio of loans and mortgage-backed securities currently contains no group of loans-to-one-borrower that in the aggregate exceed the 15% of capital limitation.

         The Bank's loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan. The Bank studies the employment and credit history and information on the historical and projected income and expenses of its individual and corporate mortgagors to assess their ability to repay its mortgage loans. It uses an independent appraiser to appraise the property securing its loans and requires title insurance and a valid lien on its mortgaged real estate. Generally, appraisals on real estate underlying most real estate loans in excess of $100,000 are required to be performed by either state-licensed or state-certified appraisers, depending on the type and size of the loan. The Bank requires fire and extended coverage insurance in amounts at least equal to the principal amount of the loan. It may also require flood insurance to protect the property securing its interest. The Bank generally makes disbursements for taxes and insurance on the borrower's behalf, adding the amount of such disbursements to the principal of the loan.

         The Bank's policy is to apply consistent underwriting standards to the several types of consumer loans it makes to protect the Bank adequately against the risks inherent in making such loans. Borrower character, paying habits, net worth and underlying collateral are important considerations.

         The Bank has historically not sold and has rarely purchased loans. The Bank may enter into participations to diversify its portfolio, to supplement local loan demand and to obtain more favorable yields. During the year ended September 30, 1992, the Bank acquired a $114,000 participation in a mobile home park in Shelby County. During the year ended September 30, 1993, the Bank acquired additional $182,000 participation in the same mobile home park. During the year ended September 30, 1996, the Bank acquired an additional $366,000 in loan participations. During the year ended September 30, 1997, the Bank acquired an additional $1,908,000 in loan participation. As of December 31, 1997, the Bank held in its loan and mortgage-backed securities portfolio 15 participations. The Bank's portion of the outstanding balance of such participations on that date was approximately $4,614,000.

         The following table shows loan origination, purchase, sale and repayment activity for the Bank during the periods indicated:


                                                               Three Months Ended              Year Ended
                                                                   December 31,               September 30,
                                                                1997         1996         1997           1996
                                                              ------------------------------------------------
                                                                                (In thousands)
 Gross loans receivable and mortgage-backed
  securities at beginning of period  . . . . . . . . .        $79,927      $71,838      $71,838        $55,576
 Originations:
 First mortgage loans:
  Residential  . . . . . . . . . . . . . . . . . . . .          4,711        3,687       12,150         17,084
  Non-residential  . . . . . . . . . . . . . . . . . .            222           95        3,559          3,087
  Miscellaneous additions  . . . . . . . . . . . . . .            ---          ---          744            271
                                                              ------------------------------------------------
    Total first mortgage loans   . . . . . . . . . . .          4,933        3,782       16,453         20,442
                                                              ------------------------------------------------
 Consumer loans:
  Installment loans  . . . . . . . . . . . . . . . . .          2,910        2,268       13,327         10,302
  Loans secured by deposits  . . . . . . . . . . . . .             24           38           54             72
  Miscellaneous additions  . . . . . . . . . . . . . .            ---          ---          ---            ---
                                                              ------------------------------------------------
    Total consumer loans   . . . . . . . . . . . . . .           2,934        2,306       13,381        10,374
                                                              ------------------------------------------------
 Commercial loans  . . . . . . . . . . . . . . . . . .             397          246        1,103         3,920
                                                              ------------------------------------------------
    Total originations   . . . . . . . . . . . . . . .           8,264        6,334       30,937        34,736
                                                              ------------------------------------------------
 Purchases:
  Mortgage-backed securities   . . . . . . . . . . . .             ---          ---        1,296         2,650
  First mortgage loans   . . . . . . . . . . . . . . .             163        1,689          536         1,636
                                                              ------------------------------------------------
     Total originations and purchases  . . . . . . . .           8,427        8,023       32,769        39,022
                                                              ------------------------------------------------
 Sales:
  First mortgage loans   . . . . . . . . . . . . . . .             ---          ---          ---           ---
  Mortgage-backed securities   . . . . . . . . . . . .             226          ---        2,848         1,017
                                                              ------------------------------------------------
    Total sales  . . . . . . . . . . . . . . . . . . .             226          ---        2,848         1,017
                                                              ------------------------------------------------
 Repayments and other deductions . . . . . . . . . . .           5,165        5,060       21,832        21,743
                                                              ------------------------------------------------
 Gross loans receivable and mortgage-backed
  securities at end of period  . . . . . . . . . . . .         $82,963      $74,801      $79,927       $71,838
                                                              ================================================


         Origination and Other Fees. The Bank realizes income from fees for originating loans, late charges, checking account service charges, and fees for other miscellaneous services, including cashier's checks. In order to increase its competitive position with respect to other mortgage lenders, the Bank currently does not charge points and charges a flat mortgage origination fee of $300, not dependent on the size of the loan, payable at loan closing. Late charges are assessed if payment is not received within a specified number of days after it is due.

         The Bank charges miscellaneous fees for appraisals, inspections (including a 1% inspection fee for construction loans), obtaining credit reports, certain loan applications, recording and similar services. The Bank also collects fees for Visa and MasterCard applications which it refers to another institution. The Bank does not make credit card loans directly.

ASSET QUALITY

         Non-Performing Assets. Mortgage loans are reviewed by the Bank on a regular basis and are generally placed on a non-accrual status when the loans become contractually past due 90 days or more. Once a mortgage loan is 15 days past due, a notice of delinquency is mailed to the borrower. Telephone contact with the borrower is made, and another written notice follows at the end of the month, with a demand to pay-in-full notice sent on the 32nd day. The Bank attempts to arrange a personal interview after a loan has been delinquent for two months. When the loan is 75 days delinquent, a title
search or abstract update is ordered.   By the time a mortgage loan is 90 days
past due, management has decided whether to foreclose Further, the loan status is reported to the Board of Directors. The Board of Directors normally confers foreclosure authority at that time, but management may continue to work with the borrower if circumstances warrant.

         Consumer and commercial loans other than mortgage loans are treated similarly. It is the Bank's policy to recognize losses on these loans as soon as they become apparent. The Board will determine whether to charge off a loan by the time it is four months past due.

         At December 31, 1997, $613,000, or .64%, of the Bank's total assets were non-performing.

         At September 30, 1997, the Bank did have one real estate acquired as a result of foreclosure, voluntary deed, or other means totaling $37,000. Such real estate, is classified as "real estate owned" or "REO" until it is sold. When property is so acquired, it is recorded at the lower of the unpaid principal balance at the date of acquisition plus foreclosure and other related costs or at fair value. Interest accrual ceases no later than the date of acquisition and all costs incurred from that date in maintaining the property are expensed.

         The table below sets forth the amounts and categories of the Bank's non-performing assets (non-accrual loans, real estate owned and troubled debt restructurings) for the last three years. It is the policy of the Bank that all earned but uncollected interest on all loans be reviewed monthly to determine if any portion thereof should be classified as uncollectible for any loan past due in excess of 90 days.

                                                    At December 31,        At September 30,
                                                         1997             1997         1996
                                                    ---------------------------------------
                                                                (In thousands)
       Non-performing assets:
         Non-accrual loans (1)   . . . . . . . . . .     $576             $417         $300
         Real estate owned - net   . . . . . . . . .       37               37          ---
         Troubled debt restructurings  . . . . . . .      ---              ---          ---
                                                         ----------------------------------
           Total non-performing assets   . . . . . .     $613             $454         $300
                                                         ----------------------------------
       Non-performing assets to total assets . . . .      .63%             .50%         .36%
                                                         ==================================

       (1) The Bank generally places loans on a nonaccrual status when the loans become contractually past due 90 days or more. At December 31, 1997, all $576,000 of nonaccrual loans were residential loans. For the fiscal years ended September 30, 1997 and 1996, the income that would have been recorded had the non-accrual loans not been in a non-performing status was approximately $31,359 and $15,585, respectively, compared to actual income recorded of $20,667 and $8,696, respectively.

         As of December 31, 1997, the Bank held loans delinquent from 30 to 89 days aggregating approximately $1.6 million, or 1.6% of total assets. The amount of past due payments on such loans aggregated approximately $29,000. The Bank is not aware of any loans not classified as non-accrual or delinquent of which the borrowers were experiencing financial difficulties.

         Allowance for Loan Losses. The allowance for loan losses is maintained through the provision for losses on loans, which is charged to earnings. The provision is determined in conjunction with management's review and evaluation of current economic conditions (including those of the Bank's lending area), changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past and anticipated trends) and adequacy of collateral securing loan delinquencies, historical and estimated net charge-offs, and other pertinent information derived from a review of the loan portfolio. Loans or portions thereof are charged to the allowance when losses are considered probable. The following table analyzes changes in the allowance during the two years ended September 30, 1997 and 1996 and the three months ended December 31, 1997 and 1996.

                                                      Three Months Ended
                                                         December 31,              Year Ended September 30,
                                                     1997            1996             1997          1996
                                                     ------------------------------------------------------
                                                                        (In thousands)
Balance of allowance at beginning
  of period   . . . . . . . . . . . . . . .          $392            $326            $326           $241
Add:
  Provision for loan losses . . . . . . . .            30              23             104            100
  Recoveries of loans previously
         charged off  . . . . . . . . . . .           ---             ---               1            ---
Less gross charge-offs:
  Residential real estate loans   . . . . .           ---              14             ---            ---
  Consumer loans  . . . . . . . . . . . . .           ---             ---              39             15
                                                     ---------------------------------------------------
  Gross charge-offs   . . . . . . . . . . .           ---              14              39             15
                                                     ---------------------------------------------------
Balance of allowance at end
  of period   . . . . . . . . . . . . . . .          $422            $335            $392           $326
                                                     ===================================================
Net charge-offs to total average loans
  outstanding . . . . . . . . . . . . . . .           --- %          0.02%           0.05%          0.02%
                                                     ===================================================
Allowance at end of period to total
  average loans outstanding . . . . . . . .          0.56 %          0.48%           0.54%          0.45%
                                                     ===================================================

    The following table sets forth information concerning the allocation of the Bank's allowance for loan losses by loan categories at the dates indicated.

                                  December 31,                                    September 30,
                           1997                   1996                      1997                   1996
                    -------------------------------------------      ------------------------------------------
                               Percent                Percent                   Percent               Percent
                               Of Loans              Of Loans                   Of Loans              Of Loans
                               In Each                In Each                   In Each               In Each
                             Category to            Category to               Category to           Category to
                    Amount   Total Loans   Amount   Total Loans      Amount   Total Loans   Amount  Total Loans
                    -------------------------------------------      ------------------------------------------
                                   (In thousands)                                   (In thousands)
Mortgage loans       $313       0.38%       $211       0.28%          $283       0.35%       $202      0.29%
Consumer loans        109       0.13%        124       0.17%           109       0.14%        124      0.18%
Commercial loans      ---        ---         ---        ---            ---        ---         ---       ---
                    -------------------------------------------      ------------------------------------------
Total                $422       0.51%       $335       0.45%          $392       0.49%       $326      0.47%
                    ===========================================      ==========================================


INVESTMENTS

    The Bank's investment portfolio consists of corporate and municipal bonds and investments in Federal Home Loan Bank ("FHLB") time and demand deposits. At December 31, 1997, approximately $9.1 million, or 9.4%, of the Bank's total assets consisted of such investments.

    The following table sets forth the amortized cost and fair value of the Bank's investment portfolio at the dates indicated.


                                At December 31,       At December 31,       At September 30,        At September 30,
                                      1997                  1996                  1997                    1996
                             ---------------------------------------------------------------------------------------
                             Amortized    Market   Amortized    Market   Amortized    Market     Amortized    Market
                                Cost      Value       Cost      Value       Cost      Value         Cost      Value
                             ---------------------------------------------------------------------------------------
                                                             (Dollars in thousands)
Investment securities:
Available for sale:
  Mortgage-backed
  securities                   $1,758     $1,751     $3,424     $3,388     $2,997     $2,973       $4,700     $4,583
  Municipal bonds               1,530      1,542        444        440      1,339      1,353          445        435
  Corporate bonds               2,359      2,360      1,777      1,741      2,253      2,227        1,517      1,446
  Agencies                      1,182      1,176      1,083      1,062        ---        ---          ---        ---
  Treasury notes                  ---        ---        ---        ---        224        225          ---        ---
  FHLMC perferred stock            31      1,348         31        795         31      1,109           31        780
                             ---------------------------------------------------------------------------------------
  Total                         6,860      8,177      6,759      7,426      6,844      7,887        6,693      7,244
                             ---------------------------------------------------------------------------------------
Held to maturity:
  Mortgage-backed
  securities                      298        302        423        418        336        325          633        637
  Municipal bonds                 222        227        226        226        223        227          227        224
  Corporate bonds                 250        254        406        415        250        255          408        414
  Derivatives                     ---        ---        161        162        ---        ---          ---        ---
                             ---------------------------------------------------------------------------------------
  Total                           770        783      1,216      1,221        809        807        1,268      1,275
                             ---------------------------------------------------------------------------------------
Total investment
securities                     $7,630     $8,960     $7,975     $8,647     $7,653     $8,694       $7,961     $8,519
                             =======================================================================================

         The following table sets forth the amount of investment securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at December 31, 1997.

                                                   Amount at December 31, 1997 which matures in
                                       One Year or Less,     One Year to Five Years,       Over Ten Years
                                     ----------------------------------------------------------------------
                                     Carrying    Average      Carrying     Average      Carrying    Average
                                      Value       Yield        Value        Yield        Value       Yield
                                     ----------------------------------------------------------------------
                                                                  (In thousands)
FHLB time and demand accounts        $4,820       5.52%       $  ---          ---%       $  ---       --- %
Municipal and corporate bonds           ---        ---%       $4,374         6.84%          ---       --- %

         The OTS requires savings associations to maintain an average daily balance of liquid assets equal to a monthly average of not less than a specified percentage of its net withdrawable savings deposits plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first lien residential mortgage loans. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10%, and is currently 5%, although the OTS has proposed a reduction to 4%. Monetary penalties may be imposed for failure to meet these liquidity requirements. At December 31, 1997, the Bank had liquid assets of $10.2 million, and a regulatory liquidity ratio of 11.5%, of which 11.5% were short-term investments.

SOURCES OF FUNDS

         General. Deposits have traditionally been the Bank's primary source of funds for use in lending and investment activities. In addition to deposits, the Bank derives funds from loan amortization, prepayments, retained earnings and income on earning assets. While loan amortization and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

         Deposits. Deposits are attracted, principally from within Shelby County, through the offering of a broad selection of deposit instruments including NOW accounts, fixed-rate certificates of deposit, individual retirement accounts, and savings accounts. The Bank does not actively solicit or advertise for deposits outside of Shelby County, although deposits at the St. Paul branch may come from neighboring Decatur County and certain advertising media may extend into other nearby areas. Substantially all of the Bank's depositors are residents of Shelby County. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds remain on deposit and the interest rate. Although the Bank has accepted a limited number of brokered deposits in the past (for which it paid no commissions), the Bank does not solicit such deposits and does not anticipate accepting such deposits in the future.

         Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals, and federal regulations.

         An analysis of the Bank deposit accounts by type, maturity, and rate at December 31, 1997 and September 30, 1997, is as follows:

                                Minimum    Balance at                Weighted   Balance at              Weighted
                                Opening     December       % of      Average    September     % of      Average
Type of Account                 Balance     31, 1997     Deposits      Rate     30, 1997    Deposits     Rate
                               ---------------------------------------------------------------------------------
                                                            (Dollars in thousands)
Withdrawable:
 Savings accounts . . . .      $     25       $9,098       12.85%       2.84%     $ 9,206    14.24%       2.81%
 NOW  . . . . . . . . . .           100       15,182       21.44        2.29       13,063    20.21        2.15
 Money Market . . . . . .        10,000        4,201        5.94        5.34        2,732     4.23        5.60
                                             -------------------                  ----------------
Total withdrawable  . . .                     28,481       40.23                   25,001    38.68
                                             -------------------                  ----------------
Certificates (original
terms):
 31 days  . . . . . . . .         2,500           66         .09        4.77%          67      .10        4.77%
 3 months . . . . . . . .         1,000          502         .71        4.65          601      .93        4.60
 6 months . . . . . . . .         1,000        5,148        7.27        5.24        5,854     9.06        5.11
 12 months  . . . . . . .           500        6,871        9.71        5.73        3,850     5.96        5.53
 18 months  . . . . . . .           500        1,496        2.12        5.61        1,529     2.37        5.59
 30 months  . . . . . . .           500        4,849        6.85        5.76        4,602     7.12        5.78
 48 months  . . . . . . .           500          934        1.32        6.17        1,039     1.61        6.13
 60 months  . . . . . . .           500       10,168       14.37        6.68       10,700    16.56        6.67
IRA's
 31 days  . . . . . . . .         2,500          ---          --         ---          ---      ---         ---
 6 months . . . . . . . .         1,000          142         .20        5.25          140      .22        5.12
 12 months  . . . . . . .           500          159         .22        5.80          156      .24        5.75
 18 months  . . . . . . .           500           46         .07        5.70           49      .08        5.67
 30 months  . . . . . . .           500          604         .85        5.70          608      .94        5.73
 48 months  . . . . . . .           500           21         .03        5.88           17      .03        5.89
 60 months  . . . . . . .           500        2,788        3.94        6.57        2,779     4.30        6.57
 96 months  . . . . . . .         1,000          ---          --         ---          ---       --         ---
Jumbo certificates  . . .       100,000        8,509       12.02        6.48        7,641    11.80        6.49
                                             -------------------                  ----------------
 Total certificates . . .                     42,303       59.77                   39,632    61.32
                                             -------------------                  ----------------
 Total deposits . . . . .                    $70,784      100.00%                 $64,633   100.00%
                                             ===================                  ================

         The following table sets forth by various interest rate categories the composition of time deposits of the Bank at the dates indicated:

                                               At December 31,                 At September 30,
                                                    1997                  1997                1996
                                               ------------------------------------------------------
 Under 5%  . . . . . . . . . . . . . . . . .                    (In thousands)
 5.01 - 7.00%  . . . . . . . . . . . . . . .     $     957              $   4,066           $   5,374
 7.01 - 9.00%  . . . . . . . . . . . . . . .        38,040                 32,250              33,106
 9.01 and over . . . . . . . . . . . . . . .         3,306                  3,316               3,245
         Total   . . . . . . . . . . . . . .           ---                    ---                 ---
                                               ------------------------------------------------------
                                                  $ 42,303               $ 39,632            $ 41,725
                                               ======================================================

         The following table represents, by various interest rate categories, the amounts of time deposits maturing during each of the two years following December 31, 1997. Matured certificates which have not been renewed as of December 31, 1997, have been allocated based upon certain rollover assumptions.

                                                                         Amounts At
                                                               December 31, 1997, Maturing in
                                                    One Year or                                    Greater Than
                                                        Less          Two Years    Three Years      Three Years
                                                    -----------------------------------------------------------
                                                                       (In thousands)
 Under 5%  . . . . . . . . . . . . . . . . .        $     817           $  140    $       ---      $      ---
 5.01 - 7.00%  . . . . . . . . . . . . . . .           20,914            4,051         10,255           2,820
 7.01 - 9.00%  . . . . . . . . . . . . . . .              118            1,526          1,014             648
 9.01 - and over . . . . . . . . . . . . . .              ---              ---            ---             ---
                                                    -----------------------------------------------------------
         Total   . . . . . . . . . . . . . .          $21,849          $ 5,717        $11,269         $ 3,468
                                                    ===========================================================

         The following table indicates the amount of the Bank's jumbo certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1997.

                 Maturity                                             (In thousands)
Three months or less  . . . . . . . . . . . . . . . . . . . . . . . .     $ 1,966
Greater than three months through six months  . . . . . . . . . . . .         558
Greater than six months through twelve months . . . . . . . . . . . .         700
Over twelve months  . . . . . . . . . . . . . . . . . . . . . . . . .       5,285
                                                                          -------
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 8,509
                                                                          =======

         The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by the Bank at the dates indicated, and the amount of increase or decrease in such deposits as compared to the previous period.

                                                                             Deposit Activity
                                                Increase                         Increase
                                               (Decrease)                       (Decrease)
                           Balance at             from    Balance at               from     Balance at
                           December     % of    September  September    % of     September   September   % of
                           31, 1997   Deposits  30, 1997    30, 1997  Deposits    30, 1996   30, 1996  Deposits
                           ------------------------------------------------------------------------------------
                                                         (Dollars in thousands)
 Withdrawable:
  Savings accounts   . .     $ 9,098   12.85%  $   (108)  $  9,206     14.24%    $   (822)    $10,028   15.36%
  NOW  . . . . . . . . .      15,182   21.44      2,119     13,063     20.21         (470)     13,533   20.73
  Money Market   . . . .       4,201    5.94      1,469      2,732      4.23        2,732         ---     ---
                           ------------------------------------------------------------------------------------
    Total withdrawable .      28,481   40.23      3,480     25,001     38.68        1,440      23,561   36.09
                           ------------------------------------------------------------------------------------
 Certificates (original
 terms):
  31 days  . . . . . . .          66     .09         (1)        67       .10           (7)         74     .11
  3 months   . . . . . .         502     .71        (99)       601       .93          155         446     .68
  6 months   . . . . . .       5,148    7.27       (706)     5,854      9.06       (2,130)      7,984   12.23
  12 months  . . . . . .       6,871    9.71      3,021      3,850      5.96          716       3,134    4.80
  18 months  . . . . . .       1,496    2.12        (33)     1,529      2.37          382       1,147    1.76
  30 months  . . . . . .       4,849    6.85        247      4,602      7.12         (548)      5,150    7.89
  48 months  . . . . . .         934    1.32       (105)     1,039      1.61       (1,405)      2,444    3.75
  60 months  . . . . . .      10,168   14.37       (532)    10,700     16.56         (541)     11,241   17.22
  72 months  . . . . . .         ---     ---        ---        ---       ---          ---         ---     ---
  96 months  . . . . . .         ---     ---        ---        ---       ---          ---         ---     ---
 IRA's
  31 days  . . . . . . .         ---     ---        ---        ---       ---          ---         ---     ---
  6 months   . . . . . .         142     .20          2        140       .22            7         133     .21
  12 months  . . . . . .         159     .22          3        156       .24           58          98     .15
  18 months  . . . . . .          46     .07         (3)        49       .08           (6)         55     .08
  30 months  . . . . . .         604     .85         (4)       608       .94           70         538     .82
  48 months  . . . . . .          21     .03          4         17       .03           (5)         22     .03
  60 months  . . . . . .       2,788    3.94          9      2,779      4.30          152       2,627    4.02
  96 months  . . . . . .         ---     ---        ---        ---       ---          ---         ---     ---
 Jumbo certificates  . .       8,509   12.02        868      7,641     11.80        1,009       6,632   10.16
                           ------------------------------------------------------------------------------------
 Total certificates  . .      42,303   59.77      2,671     39,632     61.32       (2,093)     41,725   63.91
                           ------------------------------------------------------------------------------------
 Total deposits    . . .     $70,784  100.00%   $ 6,151    $64,633    100.00%    $   (653)    $65,286  100.00%
                           ====================================================================================

         Borrowings. Generally, the Bank focuses on generating high quality loans and then funds such loans from deposits and investments. The Bank may obtain advances from the FHLB of Indianapolis to supplement its supply of lendable funds. See "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Federal Home Loan Bank System " and ", Qualified Thrift Lender." These limitations are not expected to have any impact on the Bank's ability to borrow from the FHLB of Indianapolis. At December 31, 1997, the Bank had approximately $17.7 million in borrowings outstanding, of which approximately $17.7 million were FHLB advances. The Bank does not anticipate any problem obtaining additional advances appropriate to meet its requirements in the future, if such advances should become necessary.

         The following table represents certain information relating to our borrowings at or for the three months ended December 31, 1997 and 1996 and at or for the years ended September 30, 1997 and 1996.

                                                  Three Months Ended                At or for the Year Ended
                                                      December 31,                         September 30,
                                                -----------------------             -------------------------
                                                  1997           1996                 1997            1996
                                                  ----           ----                 ----            ----
                                                                  (Dollars in Thousands)
FHLB Advances:
    Outstanding at end of period                $17,746         $14,246             $17,746         $ 9,746
    Average balance outstanding for period       17,746          11,246              14,054           2,173
    Maximum amount outstanding at any            17,746          14,246              17,746           9,746
         month-end during the period
    Weighted average interest rate
         during the period                         6.05%           5.07%               6.19%           4.41%
    Weighted average interest rate
         at end of the period                      5.84%           5.62%               5.87%           5.70%

SERVICE CORPORATION SUBSIDIARY

         OTS regulations permit federal savings associations to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries and joint ventures in which such subsidiaries are participants in an aggregate amount not exceeding 2% of an association's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner-city development purposes. In addition, federal regulations permit associations to make specified types of loans to such subsidiaries (other than special-purpose finance subsidiaries), in which the association owns more than 10% of the stock, in an aggregate amount not exceeding 50% of the association's regulatory capital if the association's regulatory capital is in compliance with applicable regulations. FIRREA requires a savings association that acquires a non-savings association subsidiary, or that elects to conduct a new activity within a subsidiary, to give the FDIC and the OTS at least 30 days advance written notice. The FDIC may, after consultation with the OTS, prohibit specific activities if it determines such activities pose a serious threat to the Savings Association Insurance Fund (the "SAIF"). Moreover, FIRREA requires savings associations to deduct from capital, for purposes of meeting the core capital, tangible capital, and risk-based capital requirements, their entire investment in and loans to a subsidiary engaged in activities not permissible for a national bank (other than exclusively agency activities for its customers or mortgage banking subsidiaries).

         The Bank wholly owns two subsidiaries. First Tier One Corporation, an Indiana corporation, holds common stock issued by Intrieve (formerly known as Savings & Loan Data Corporation), the Bank's data processing provider. Through March 1994, it offered tax-deferred annuity products. The Shelby Group, Inc., an Indiana Corporation ("TSGI"), offered a full line of insurance products, including health, life, auto and medical insurance. The Bank ceased the operations of TSGI as of November 1, 1996.

EMPLOYEES

         As of December 31, 1997, SCB employed no persons on a full- or part-time basis. As of December 31, 1997, the Bank employed 30 persons on a full-time basis and four persons on a part-time basis. None of the Bank's employees are represented by a collective bargaining group.

         Management considers its employee relations to be good.

COMPETITION

         The Bank originates most of its loans to, and accepts most of its deposits from, residents of Shelby County, Indiana and surrounding counties. The Bank is the only financial institution headquartered in Shelby County.

         The Bank is subject to competition from various financial institutions, including state and national banks, state and federal savings associations, credit unions, certain nonbanking consumer lenders, and other companies or firms, including brokerage houses and mortgage brokers, that provide similar services in Shelby County with significantly larger resources than the Bank. In particular, three commercial banks and one savings association compete with the Bank in its market area. To some extent, the Bank must also compete with banks and savings associations in Indianapolis, since media advertising from Indianapolis reaches Shelbyville. The Bank also competes with money market funds and with insurance companies with respect to its individual retirement accounts.

         Under current law, bank holding companies may acquire savings associations. Savings associations may also acquire banks under federal law. To date, several bank holding company acquisitions of healthy savings associations in Indiana have been completed. Affiliations between banks and healthy savings associations based in Indiana may also increase the competition faced by the Bank and SCB.

         The primary factors influencing competition for deposits are interest rates, service and convenience of office locations. The Bank competes for loan originations primarily through the efficiency and quality of services it provides borrowers, builders and realtors and through interest rates and loan fees it charges. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels, and other factors that are not readily predictable.

         In the current environment, with many savings associations undercapitalized, the Bank will attempt to differentiate itself from other providers of financial services by emphasizing its strong capital base.

TAXATION

         Federal Taxation. SCB and the Bank file a consolidated federal income tax return on the accrual basis for each fiscal year ending September
30. The consolidated federal income tax return has the effect of eliminating intercompany distributions, including dividends, in the computation of consolidated taxable income. Income of SCB generally would not be taken into account in determining the bad debt deduction allowed to the Bank, regardless of whether a consolidated tax return is filed. However, certain "functionally related" losses of SCB would be required to be taken into account in determining the permitted bad debt deduction which, depending upon the particular circumstances, could reduce the bad debt deduction. The Bank's federal income tax returns have not been audited in the last five years.

         Historically, savings associations, such as the Bank, have been permitted to compute bad debt deductions using either the bank experience method or the percentage of taxable income method. However, for years beginning after December 31, 1995, the Bank will no longer be able to use the percentage of taxable income method of computing its allocable tax bad debt deduction. The Bank will be required to compute its allocable deduction using the experience method. As a result of the repeal of the percentage of taxable income method, reserves taken after 1987 using the percentage of taxable income method generally must be included in future taxable income over a six-year period, although a two-year delay may be permitted for institutions meeting a residential mortgage loan origination test. In addition, the pre-1988 reserve, in which no deferred taxes have been recorded, will not have to be recaptured into income unless (i) the Bank no longer qualifies as a bank under the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) excess dividends are paid out by the Bank.

         Depending on the composition of its items of income and expense, a savings institution may be subject to the alternative minimum tax. A savings institution must pay an alternative minimum tax equal to the amount (if any) by which 20% of alternative minimum taxable income ("AMTI"), as reduced by an exemption varying with AMTI, exceeds the regular tax due. AMTI equals regular taxable income increased or decreased by certain tax preferences and adjustments, including depreciation deductions in excess of that allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), the amount of the bad debt reserve deduction claimed in excess of the deduction based on the experience method and 75% of the excess of adjusted current earnings over AMTI (before this
adjustment and before any alternative tax net operating loss).   AMTI may be
reduced only up to 90% by net operating loss carryovers, but alternative minimum tax paid that is attributable to most preferences (although not to post-August 7, 1986 tax-exempt interest) can be credited against regular tax due in later years.

         On August 20, 1996, the "Small Business Job Protection Act of 1996" was passed into law. One provision of this act repeals the special bad debt reserve method for thrift institutions currently provided for in Section 593 of the Code. The provision requires thrifts to recapture any reserves accumulated after 1987 but generally forgives taxes owed. Thrift institutions have been given six years to account for the recaptured excess reserves, beginning with the first taxable year after 1995, and are permitted to delay the timing of this recapture for one or two years subject to whether they meet certain residential loan test requirements.

         Income of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes is not available for payment of cash dividends or other distributions to SCB without the payment of federal income taxes by the Bank on the amount of such income deemed removed from the reserves at the then-current income tax rate. At December 31, 1997, approximately $1.1 million of the Bank's retained income represented bad debt deductions for which no federal income tax provision had been made.

         State Taxation. The Bank is subject to Indiana's Financial Institutions Tax ("FIT"), which is imposed at a flat rate of 8.5% on "adjusted gross income." "Adjusted gross income," for purposes of FIT, begins with taxable income as defined by Section 63 of the Code, and thus, incorporates federal tax law to the extent that it affects the computation of taxable income. Federal taxable income is then adjusted by several Indiana modifications. Other applicable state taxes include generally applicable sales and use taxes plus real and personal property taxes.

         The Bank's state income tax returns have not been audited in the last five years.

CURRENT ACCOUNTING ISSUES

         Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Comprehensive Income", was issued in June 1997 and becomes effective for fiscal periods beginning after December 15, 1997. SFAS 130 requires reclassification of earlier financial statements for comparative purposes. SFAS No. 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments and gain and losses on certain securities be shown in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. Management of the Bank has not yet quantified the effect of the new standard on the consolidated financial statements.

         Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997 and is effective for fiscal periods beginning after December 15, 1997. This statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. Management of the Bank has not yet quantified the effect of this new standard on the consolidated financial statements.

PROPERTIES

         At December 31, 1997, the Bank conducted its business from its main office at 29 East Washington Street, Shelbyville, Indiana, and three branch offices. All four offices are full-service offices. The Main Office in Shelbyville, the Rampart Office in Shelbyville and the office in St. Paul are either owned by the Bank or SCB and the office in Morristown is leased.

         The following table provides certain information with respect to the Bank's offices as of December 31, 1997:


                                                                          Net Book Value
                                                     Year Opened or    of Property, Furniture   Approximate Square
 Description and Address                                Acquired             & Fixtures              Footage
 -----------------------------------------------------------------------------------------------------------------
 Shelbyville Main Office
         29 East Washington Street   . . . . . .          1975                 $ 786,578             15,000
 Shelbyville Rampart Office
         34 Rampart Street   . . . . . . . . . .          1995                 $ 889,184              3,000
 Morristown Office
         127 East Main Street  . . . . . . . . .          1995                 $  46,223              1,800
 St. Paul Office
         105 County Line Road  . . . . . . . . .          1989                 $  38,078              1,476

         The Bank has two ATMs, one of which is located at its main office and the other which is located at its Rampart office. The Bank's ATMs are on the INTRIEVE INC. interchange system and participate in the nationwide CIRRUS ATM network.

         The Bank owns computer and data processing equipment which is used for transaction processing, accounting, financial forecasting, and loan document preparation. The net book value of electronic data processing equipment owned by the Bank was $118,440 at December 31, 1997.

         The Bank also has contracted for the data processing and reporting
services of Intrieve.   The Bank's service corporation subsidiary owns common
stock of Intrieve having a book value of $15,000. See "BUSINESS OF SHELBY COUNTY BANCORP -- Service Corporation Subsidiary." The cost of these data processing services is approximately $18,000 per month.

LEGAL PROCEEDINGS

         Neither SCB, the Bank, nor the Bank's service corporation subsidiaries is a party to any material pending legal proceeding.

YEAR 2000 COMPLIANCE

         Because computer memory was so expensive on early mainframes, some computer programs used only the final two digits for the year in the date field while maintaining the first two digits of each year constant. As a result, some computer applications may be unable to interpret the change from the year 1999 to the year 2000. SCB is actively monitoring its year 2000 computer compliance issues. The bulk of SCB's computer processing is contracted with Intrieve. Intrieve's schedule for compliance with year 2000 is for all data processing to be in compliance by May, 1998. Intrieve will assist SCB with other phases of year 2000 compliance through 1998 and 1999. SCB has also appointed a year 2000 team to address all aspects of the year 2000 compliance.

                    MANAGEMENT OF THE COMPANY AND THE BANK

DIRECTORS AND OFFICERS

         The contemplated directors and officers of the Company upon completion of the Merger, and the contemplated directors and executive officers of the Bank upon completion of the Merger, are as follows:


                                  POSITION(S)  WITH        DIRECTOR TERM          POSITION(S) WITH
NAME AND AGE                          THE COMPANY             EXPIRES                  THE BANK
------------                      -----------------        -------------          ----------------
Robert C. Reed, 32         President, Chief Executive           1999           President, Chief
                           Officer and Director                                Executive Officer, and

                                                                               Director
Steven R. Abel, 48         Chairman of the Board,               2000           Chairman of the Board,
                           Director                                            Director

D. Warren Robison, 32 (1)  Secretary and Director               2001           Director

Ralph W. Van Natta, 68     Director                             2001           Director

Leonard J. Fischer, 61     Director                             2000           Director

James M. Robison, 70 (1)   Director                             1999           Director

Bradley A. Long, 34        Vice President, Chief                ----           Senior Vice President
                           Financial Officer and                               and Treasurer
                           Treasurer

(1)      D. Warren Robison is the nephew of James M. Robison.

--------------------

         The current directors of the Company are Steven R. Abel, Robert C. Reed, D. Warren Robison, and Ralph W. Van Natta. Upon completion of the Merger, James M. Robison, currently the Chairman of SCB and the Bank, and Leonard J. Fischer, director of SCB and the Bank, will be added to the Board of Directors of the Company and will continue to serve as directors of the Bank.

          Under federal law and regulations and subject to certain exceptions, the addition or replacement of any director, or the employment, dismissal or reassignment of a senior executive officer, of the Bank occurring within two years of the chartering of the Bank, its acquisition by the Company or any change in control of the Bank or the Company (or at any time that the Bank is not in compliance with applicable minimum capital requirements or is otherwise in a troubled condition) is subject to prior notice to and disapproval by the FDIC.

         The Company's Bylaws provide that the number of directors is presently fixed at seven, until changed by amendment to the Bylaws by the Board of Directors. The Articles of Incorporation further provide that the directors shall be divided into three classes, with each class serving a staggered 3-year term and with the number of directors in each class being as nearly equal as possible. The initial terms of the three classes of directors have been established at one year, two years and three years, respectively. The subsequent terms of each class of director will be for three years.

         It is anticipated that the entire Board of Directors of the Bank will be elected annually by its sole shareholder, the Company. Officers of the Company and the Bank will be appointed annually by their respective Boards of Directors and will perform such duties as are prescribed in the Bylaws or by the Board of Directors.

         None of the executive officers or staff is subject to any agreements with former employers that restrict their right to fully perform their duties with the Company or the Bank.

EXPERIENCE OF DIRECTORS AND EXECUTIVE OFFICERS

         The experience and backgrounds of the directors and executive officers, and their present or proposed positions with the Company, are summarized below.

         Steven R. Abel (Chairman of the Board, Director). Mr. Abel is a licensed real estate appraiser for Hoosier Appraisal Service, Inc., a real estate appraisal and consulting firm located in Shelbyville, Indiana. He has served in this position since 1992. Prior thereto, Mr. Abel was a banker for eighteen years. He served as a Vice President of Fifth Third Bank of Central Indiana and its predecessor, the New Palestine Bank, and served on their respective senior management teams. His banking career began in 1974 with Central Indiana Bank, Shelbyville, Indiana, where he was a Vice President and Senior Lending Officer. Mr. Abel also owns and operates a farm in northern Shelby County.

         Robert C. Reed (President, Chief Executive Officer, Director). Mr. Reed has over thirteen years of banking experience in Shelby County. From April of 1996 to August of 1997, he was Vice President and Regional Director for Citizens Bank. In this position, he headed Citizens Bank's operations for the Shelby County market and served on the bank's management committee.
During Mr. Reed's banking career he has served in various lending and administrative positions in Shelby County. His banking career began with Farmers National Bank (now a part of National City Bank, Indiana) where he served for over eight years with responsibilities for lending and branch administration. Mr. Reed was then employed by Irwin Union Bank and Trust Company as a branch officer and also had mortgage lending responsibilities. Mr. Reed was subsequently employed by American Home Funding. Norwest Mortgage, Inc. next hired Mr. Reed as a loan officer. He then went to work for Citizens Bank. Mr. Reed also has served on the boards of various civic and service organizations. Mr. Reed is currently a member of the Shelby County Chamber of Commerce and the Morristown Chamber of Commerce. He is the past President of the Town Council in Morristown, Indiana where he worked extensively with economic development efforts.

         D. Warren Robison (Secretary, Director). Mr. Robison is the President and sole shareholder of Hoosier Appraisal Service, Inc. and has been
a licensed real estate appraiser since 1985.   He is also Vice President of
Hale Abstract Company, Inc., which issues real estate title insurance and conducts real estate closings. Mr. Robison serves on numerous boards of community organizations. He is the past chairman and president of the Shelby County Noon Sertoma Club and received the Sertomian of the Year Award for 1997. He also co- founded the Big Brother/Big Sister Program for Shelbyville. Mr. Robison is the nephew of James M. Robison.

         Ralph W. Van Natta (Director). Mr. Van Natta has been the owner of Shelby Travel Center, a travel agency located in Shelbyville, Indiana, for the past ten years. Prior to this time, he served as the Mayor of Shelbyville and then as the Commissioner of the Indiana Bureau of Motor Vehicles. Mr. Van Natta is a member of the Shelby County Chamber of Commerce.

         Leonard J. Fischer (Director). Mr. Fischer has served as a Vice President and director of SCB since its incorporation in June, 1991 and has been a director of the Bank since 1975. He is also a self-employed metal fabricator. Prior to 1986, Mr. Fischer was manager of plants and equipment for Shelby Steel, Inc.

         James M. Robison (Director). Mr. Robison became a director and Chairman of the Board of Directors of SCB at its organization in 1991, and has served as director of the Bank since 1991, and legal counsel to the Bank since 1957. He is an attorney-at-law, affiliated with the Shelbyville law firm of Robison, Yeager, Good & Baldwin. Mr. Robison is the uncle of D. Warren Robison.

         Bradley A. Long (Vice President, Chief Financial Officer, Treasurer). Mr. Long has over eleven years of banking experience. Prior to his employment by the Company, Mr. Long was the Vice President of First of America's Bancard Division in Kalamazoo, Michigan from March 1997 to February 1998 and in Indianapolis, Indiana he served as Vice President-Financial Analysis Manager from April 1994 to March 1997. Prior to Mr. Long's employment by First of America, he served as the Assistant Vice President-Accounting/Special Projects for STAR Financial Group, Marion, Indiana, the holding company of STAR Financial Bank, from May 1986 to April 1994.

DIRECTORS AND OFFICERS OF THE COMPANY AFTER THE MERGER

         The Company will be the surviving corporation in the Merger and, upon consummation of the Merger, SCB's separate corporate existence will cease. Consequently, the directors and officers of SCB will no longer serve in such capacities after the closing of the Merger. The Board of Directors of the Company serving at the closing of the Merger will be the Board of Directors of the Company following consummation of the Merger, until new directors are elected. The officers of the Company serving at the closing of the Merger will continue to serve as the officers of the Company following consummation of the Merger, until the Board of Directors of the Company elects new or successor officers.

DIRECTORS AND OFFICERS OF THE BANK AFTER THE MERGER

         The Board of Directors of the Bank following the closing of the Merger, until such time as their respective successors have been elected and qualified, will consist of those persons who are serving as directors of the Company immediately prior to the closing of the Merger. The officers of the Bank serving immediately prior to the closing of the Merger will be the officers of the Bank following the closing of the Merger until the Board of Directors of the Bank elects new or successor officers. However, at the closing of the Merger, Rodney L. Meyerholtz will resign as President and Chief Executive Officer of the Bank and James M. Robison will resign as Chairman of the Bank. Robert C. Reed will be elected as President and Chief Executive Officer of the Bank and Steven R. Abel will be elected as the Chairman of the Bank. Messrs. Reed and Abel each will serve in their respective positions until such time as their respective successors have been duly elected and qualified.

DIRECTOR, EXECUTIVE OFFICER AND EMPLOYEE COMPENSATION

         In the first year following the closing of the Merger, a cash retainer of $1,200 per month is expected to be paid to non- employee directors of the Company for their services, regardless of attendance at meetings. In addition, directors will receive awards under the 1997 Directors' Stock Option Plan ("Directors' Stock Option Plan"). See "MANAGEMENT OF THE COMPANY AND THE BANK -- 1997 Directors' Stock Option Plan." The Company has paid a cash retainer of $1,200 per month since April 1, 1997 to Messrs. Abel and Robison for their services as directors.

         The Company has paid a salary to Mr. Reed for his services through _______________, 1998 in an amount of $__________. The Company has paid a salary to Mr. Long for his services through _______________, 1998 in an amount of $__________. The Bank's initial salary levels for its executive officers and employees will be based on individual years of experience and the compensation of officers and employees in comparable positions at similar financial institutions. Executive officers' compensation in subsequent years will be determined by the Compensation Committee, a committee of the Bank's Board of Directors comprised of a majority of outside (non-employee) directors. Officers of the Bank may also participate in any benefit plan adopted for broad participation by Bank employees, such as a planned 401(k) plan. The Company has an employment agreement with Mr. Reed.

         The Company presently does not provide any employee benefits other than the stock option plans described below. The Company anticipates that it will adopt a tax-qualified defined contribution plan which will include a qualified cash or deferred (i.e., 401(k)) arrangement for the benefit of all employees of the Company or the Bank who satisfy the plan's eligibility requirements. The Company may provide retirement benefits, other incentive plans, various forms of non-cash compensation and group health insurance to employees of the Company or the Bank, although the Company cannot at this time predict what benefits will be provided or the costs of such benefits.

         In general, employees of the Bank will receive benefits in accordance with the policies and programs of the Company following the closing of the Merger. Years of service of an officer or employee prior to the closing of the Merger will be credited to each such officer or employee for purposes of eligibility under the Company's employee welfare benefit plans and for purposes of eligibility and vesting, but not for benefit accrual or contributions, under any profit sharing plan of the Company. Until the officers and employees of the Bank become covered by the welfare benefit plans sponsored by the Company, such officers and employees will remain covered by the welfare benefit plans currently sponsored by the Bank. The accrual of participants' benefits under the Bank's Financial Institution's Retirement Fund ("Bank Retirement Plan") will be frozen effective as of December 31, 1998, and all accrued benefits of participants in the Bank Retirement Plan will thereupon become fully vested. To the extent permitted by the Bank Retirement Plan and applicable law, the accrued benefit of each participant in the Bank Retirement Plan will be held and remain under the Bank Retirement Plan and will be payable at the time(s) and in the forms provided for under that plan.

         The Board of Directors of the Company has approved a three-year employment contract with its President and Chief Executive Officer, Robert C. Reed. Each year, the contract can be extended for additional one-year terms to maintain a three-year term unless notice is properly given by either party to the contract. Unless extended further, the contract will expire in 2000. Mr. Reed receives his current salary under the contract, which salary is subject to increases approved by the Board of Directors. The contract also provides, among other things, for participation in other fringe benefits and benefit plans available to the Company's employees. Mr. Reed may terminate his employment upon 60 days' written notice to the Company. The Company may discharge Mr. Reed for "cause" (as defined in the contract) at any time or upon the occurrence of certain events specified by the FDI Act. Upon termination of Mr. Reed's employment by the Company for other than cause or in the event of termination by Mr. Reed "for cause" (as defined in the contract), Mr. Reed will receive his base compensation under the contract (a) for an additional three years (or the remaining term of the contract, if shorter) if the termination follows a change of control (as defined in the contract), or
(b) for an additional two years (or the remaining term of the contract, if shorter) if the termination does not follow a change of control. In addition, during such period, Mr. Reed will continue to participate in the Company's group insurance plans or receive comparable benefits. Further, within a period of three months after such termination following a change of control, Mr. Reed will have the right to cause the Company to purchase any stock options he holds for a price equal to the fair market value (as defined in the contract) of the shares subject to such options minus their option price. Payments pursuant to the contract will be adjusted, if necessary, in order to avoid any adverse tax consequences to the Company and Mr. Reed under the so-called "golden parachute" provisions of the Code.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid by the Company to Robert C. Reed and Bradley A. Long, its only executive officers who received compensation for services rendered during the period from the Company's organization (March 18, 1997) through _______________, 1998.

                                         Summary Compensation Table (1)
---------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                             Annual Compensation              Compensation Awards
---------------------------------------------------------------------------------------------------------------
                           Period from                                        Securities
    Name and               Organization                                       Underlying           All Other
Principal Position           Through       Salary ($) (2)   Bonus ($)      Options/Sars (#)   Compensation ($)
                            _____, 1998
---------------------------------------------------------------------------------------------------------------
Robert C. Reed,
President and Chief
Executive Officer              1998           $_______          --              27,000                --

Bradley A. Long,
Vice President and
Chief Financial                1998           $_______          --              5,000                 --
Officer

(1) Messrs. Reed and Long received certain perquisites, but the incremental cost of providing such perquisites did not exceed the lesser of $50,000 or 10% of his salary and bonus.

(2) Mr. Reed's annual salary is $110,000 and Mr. Long's annual salary is $67,500.

STOCK OPTION INFORMATION

         The following table sets forth certain information concerning the stock options granted by the Company to employees through _______________, 1998:

                                             Option Grants
--------------------------------------------------------------------------------------------------------------
                                           Individual Grants
--------------------------------------------------------------------------------------------------------------
        (a)                       (b)                      (c)                  (d)               (e)
--------------------------------------------------------------------------------------------------------------
                          Number of Securities     % of Total Options       Exercise or
                           Underlying Options     Granted To Employees          Base
   Name                     Granted (#) (1)          in Fiscal Year         Price ($/Sh)    Expiration Date
--------------------------------------------------------------------------------------------------------------
Robert C. Reed,
President and Chief
Executive Officer                   27,000                   ____%                $12.00        ______, 20___
Bradley A. Long,
Vice President and
Chief Financial Officer              5,000                   ____%                $12.00        ______, 20___


(1) Options are exercisable with respect to 20% of the shares granted by the option within 60 days of the date of this Prospectus and will vest with respect to an additional 20% of the shares on each of the anniversaries of the date of this Prospectus (assuming continued service). Includes options granted to Mr. Reed under the Directors' Stock Option Plan to purchase 22,000 shares at $12.00 per share.

STOCK PLANS

         The Company has adopted separate stock option plans for Directors of the Company and the Bank and for officers and key employees of the Company and the Bank. Under the option plans, options for an aggregate of 125,000 shares of Common Stock may be granted. The Board of Directors of the Company believes these plans provide an important incentive to those who will be instrumental to the success of the Company and of the Bank and will encourage such persons to continue their service with the Company and the Bank. A description of each of the plans is set forth below but such descriptions are qualified in their entirety by reference to the complete plans which are included as exhibits to the Company's registration statement on Form SB-2 (of which this Prospectus is a part).

         For the life of the options, the individuals who hold such options will be given the opportunity to benefit if the value of the shares of Common Stock increases. In the event that the options are exercised, there may be some resulting dilution in the per share book value of the Company at the time of exercise or issuance and there will be a reduction in the percentage ownership in the Company by the other shareholders.

         1997 KEY EMPLOYEE STOCK OPTION PLAN. The Board of Directors of the Company adopted a stock option plan which provides for the grant of "incentive stock options" within the meaning of Section 422 of the Code and of nonqualified stock options (the "Employee Stock Option Plan"). The Employee Stock Option Plan provides for the award of stock options to elected officers and key employees of the Company and its subsidiaries, including the Bank once it is acquired. The exercise price per share for all options granted under the Employee Stock Option Plan will not be less than the greater of $12.00 per share or the fair market value of a share on the date of grant. No option will be granted under the Employee Stock Option Plan after August 27, 2007. The Employee Stock Option Plan was approved by the Founders as the sole shareholders of the Company prior to the offering.

         Options may be granted under the Employee Stock Option Plan only to officers and other key employees who are in positions to make significant contributions to the success of the Company. A committee consisting of outside directors of the Company who are ineligible under the Employee Stock Option Plan to receive options themselves will administer the Employee Stock Option Plan.

         Options will be exercisable in whole or in part upon such terms and conditions as may be determined by the committee, but in no event will any incentive stock options be exercisable later than ten years after date of grant.

         A total of 35,000 shares of Common Stock have been reserved for issuance under the Employee Stock Option Plan. Except for the options granted to Messrs. Reed and Long, no options are outstanding under the Employee Stock Option Plan.

         1997 DIRECTORS' STOCK OPTION PLAN. The Board of Directors of the Company adopted a nonqualified stock option plan which provides for the grant of nonqualified stock options to those individuals who serve as Directors of the Company or any of its subsidiaries, including the Bank once it is acquired. The Directors' Stock Option Plan was also approved by the Founders as the sole shareholders of the Company prior to the offering.

         The Directors' Stock Option Plan provides for the grant of nonqualified stock options with an exercise price per share of the greater of the public offering price of $12.00 per share or the fair market value of a share on the date of grant. A total of 90,000 shares of Common Stock have been reserved for issuance under the Director's Stock Option Plan. Options granted under the Director's Stock Option Plan become exercisable on the date of grant to the extent of 20 percent of the shares covered by the option and will vest with respect to an additional 20 percent of the shares on each anniversary of the date of the grant. The unexercised portion of each option automatically expires, and is no longer exercisable, on the earlier to occur of the following: (i) 15 years after the option is granted, (ii) three months after the person who was granted the option ceases to be a director, other than due to permanent disability, death, or for cause, (iii) one year following the death or permanent disability of the director, or (iv) termination of the director's services, for cause. No option will be granted under the Directors' Stock Option Plan after July 31, 2007. Pursuant to the Amended and Restated Stock Option Agreements, dated as of September 12, 1997 between the Company and each of the Founders, the Company granted each Founder the option to acquire 20,000 shares of Common Stock at an exercise price of $12.00. At the time of this grant, the Founders were the only directors of the Company. On ____________, 1998, each of the directors of the Company, Messrs. Abel, Reed, Robison and Van Natta, received options under the Directors' Stock Option Plan to acquire a total of 2,000 shares at an exercise price of $12.00 per share. At the closing of the Merger, the Company intends to grant to Leonard J. Fischer and James M. Robison under the Directors' Stock Option Plan the option to acquire 2,000 shares at an exercise price of $12.00 per share. In the future, an individual will become eligible to receive grants of options under the Directors' Stock Option Plan upon his election to a qualifying board of directors but will not receive additional options because he is a member of more than one such board.

                          RELATED PARTY TRANSACTIONS

REDEMPTION OF STOCK AND LOANS FROM FOUNDERS

         The Founders are currently the sole shareholders of the Company, each of whom currently owns 30,000 shares of Common Stock of the Company. Prior to the closing of the Merger, the shares of Common Stock of the Company owned by the Founders will be redeemed by the Company at their initial cost of $0.20 per share. The Founders will purchase shares of Common Stock in the offering at the initial public offering price of $12.00 per share. The Borrowings consist of the Company's lines of credit from the Founders in an aggregate amount of $__________ to fund certain expenses of the Company. As of ____________, 1998, there was $__________ outstanding under such lines of credit. All advances under the lines of credit are due and payable on demand. The outstanding balances under the lines of credit bear interest at 8.5%, which was the prime rate of interest charged by most of the Indianapolis banks at the time such loans were made. The Founders may elect to receive repayment of the loans at the closing of the offering in the form of cash or shares of Common Stock sold in the offering, valued at the initial public offering price of $12.00 per share.

BANKING TRANSACTIONS

         It is anticipated that the directors and officers of the Company and the Bank and the companies with which they are associated will have banking and other transactions with the Company and the Bank in the ordinary course of business. It is the Bank's policy that any loans and commitments to lend to such affiliated persons or entities included in such transactions will be made in accordance with all applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness, and will not involve more than the normal risk of collectibility or present other unfavorable features to the Company and the Bank. Applicable law and Bank policy generally require that transactions between the Company or the Bank, and any officer, director, principal shareholder or other affiliate of the Company or the Bank will be on terms no less favorable to the Company or the Bank than could be obtained on an arm's-length basis from unaffiliated independent third parties.

TAX INDEMNIFICATION AGREEMENT

         The Company and the Founders intend to become parties to a tax indemnification agreement prior to the closing of the offering relating to their respective income tax liabilities. Subject to certain limitations, this tax indemnification agreement will generally provide that the Founders, as the sole shareholders of the Company prior to the offering, will be indemnified by the Company, and the Company will be indemnified by the Founders, with respect to certain federal and state income taxes (plus interest and penalties) shifted between the Founders, on the one hand, and the Company, on the other hand, for taxable years ending either before or after the closing of the offering as a result of adjustments to tax returns of the Founders and the Company.

OTHER TRANSACTIONS

         D. Warren Robison is the sole shareholder and President of Hoosier Appraisal Service, Inc. and Steven R. Abel is an appraiser for Hoosier Appraisal Service, Inc. The Company intends that the Bank will continue to utilize the services of Hoosier Appraisal Service, Inc. in connection with the appraisal of real estate that serves as collateral for loans made by the Bank. The fees charged by Hoosier Appraisal Service, Inc. generally will be paid by the borrowers and not the Bank and will be at arm's-length. D. Warren
Robison is Vice President of Hale Abstract Co., Inc., which provides title insurance and performs real estate closings. The Company intends that the Bank will continue to utilize the services of Hale Abstract Co., Inc. in connection with its real estate loans. The fees charged by Hale Abstract Co., Inc. are generally paid by the borrowers and not the Bank and will be at arm's-length.

         The Company intends for James M. Robison, to continue to serve as counsel to the Bank in connection with loan closings and routine legal work such as title searches and foreclosures. In connection with his legal services, the Bank will pay the fees charged by Mr. Robison based upon his legal services rendered to the Bank.

DIRECTOR LIABILITY; INDEMNIFICATION

         Under Indiana law, a director of the Company will not be liable for any action taken as a director, or any failure to take any action, unless (a) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the Company, and (b) such breach or failure to perform constitutes willful misconduct or recklessness. The Bylaws of the Company provide for the indemnification by the Company of certain liabilities of the directors and officers of the Company incurred while acting for or on behalf of the Company or the Bank as a director or officer, subject to certain limitations. It is possible that the indemnification obligations imposed under the Company's Bylaws could result in a charge against the Company's earnings and thereby affect the market value of the Common Stock of the Company and the availability of funds for payment of dividends to the Company's shareholders. The scope of such indemnification otherwise permitted by Indiana law may be limited in certain circumstances by federal law and regulations. See "SUPERVISION AND REGULATION -- Regulatory Developments." The Company may purchase director's and officer's liability insurance for directors and officers of the Company and the Bank.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TERMINATION AGREEMENT

         The Company, the Bank and Mr. Rodney L. Meyerholtz entered into a certain Termination of Employment Agreement dated February 5, 1998 ("Termination Agreement"). Pursuant to the Termination Agreement, at the closing of the Merger, the employment agreement dated October 17, 1991 ("Meyerholtz Employment Agreement") between Mr. Meyerholtz and the Bank will terminate in its entirety and neither the Bank nor Mr. Meyerholtz will have any obligation to the other under the Meyerholtz Employment Agreement. Under the Termination Agreement, the Bank has agreed to pay Mr. Meyerholtz an amount equal to $211,094 without any interest thereon, less any withholdings for applicable taxes required by law, in thirty-six approximately equal monthly installments. The Bank has also agreed under the Termination Agreement to pay the costs associated with Mr. Meyerholtz's participation in the Company's group health insurance plan for 3 years. However, if Mr. Meyerholtz chooses to receive health insurance coverage through the exercise of his COBRA rights, then for a period of 18 months the Company will reimburse Mr. Meyerholtz for the COBRA cost of his individual coverage. Under the Termination Agreement, Mr. Meyerholtz has agreed to certain non-disclosure, non-solicitation and non-competition covenants.

         Pursuant to the terms of the Merger Agreement, the Company has agreed that the Bank may amend the employment agreements between the Bank and each of Ronald L. Lanter, Vice President-Consumer

Loans, Joyce E. Ford, Vice President-Mortgage Loans, and Rita Sturgill, Vice President and Treasurer, such that, among other things, the term of each such employment agreement will end one-year from the closing of the Merger.

STOCK OPTION AGREEMENT

         As a condition to the Company entering into the Merger Agreement, and in consideration therefor, the Company and SCB entered into a Stock Option Agreement dated February 5, 1998 ("Option Agreement"). The Option Agreement is intended to increase the likelihood that the Merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire SCB. The Option Agreement grants the Company the right to purchase up to 24.8% of the issued and outstanding shares of SCB Common Stock upon the occurrence of specific events at a price of $49.16 per share. The Option Agreement will expire at the closing of the Merger. In no event will the net proceeds of the offering be used to exercise the option granted under the Option Agreement.

         The information contained in this Prospectus with respect to the Termination Agreement and Stock Option Agreement is a summary of the material provisions of those agreements and, as such, is qualified in its entirety by reference to those agreements, which are included as exhibits to the Company's registration statement on Form SB-2 (of which this Prospectus is a part).

                            PRINCIPAL SHAREHOLDERS

         The Company has 90,000 shares of Common Stock outstanding with such shares being held equally by Messrs. Abel, Reed and Robison; such shares will be redeemed by the Company at their original cost of $.20 per share prior to the closing of the Merger. See "RELATED PARTY TRANSACTIONS - Redemption of Stock and Loans from Founders." The following table sets forth certain information with respect to the anticipated beneficial ownership of the Common Stock after the sale of shares offered hereby, by each of the current directors and executive officers of the Company and by all such directors and executive officers of the Company as a group. No person is expected to beneficially own more than five percent of the outstanding Common Stock following the offering. Pursuant to the Underwriting Agreement, the Company will direct the Underwriter to offer to sell the number of shares listed below. All share numbers are provided based upon such directions from the Company and non-binding expressions of interest supplied by the persons listed below. Depending upon their individual circumstances at the time, each of such persons may purchase a greater or fewer number of shares than indicated in the following table and, in fact, may purchase no shares.


                                      Number of shares        Percentage of
                                     beneficially owned    outstanding shares
    Name                             after offering (1)    after offering (4)
    ----                             ------------------    ------------------
    Steven R. Abel                         _____(3)              ______%

    Robert C. Reed                        ______(2)(3)           ______%

    D. Warren Robinson                     _____(3)(4)           ______%

    Ralph W. Van Natta                     _____(3)              ______%

    James M. Robison                       _____(3)(4)           ______%

    Leonard J. Fischer                     _____(3)              ______%

    Bradley A. Long                        _____(2)              ______%

    Directors and executive officers
       as a group (8 persons)              _____(3)               ______%

-----------------

         (1) Some or all of the Common Stock listed may be held jointly with, or for the benefit of, spouses and/or children of, or various trusts established by, the person indicated.

         (2) Does not include the shares that such person has the right to acquire within 60 days of the date of this Prospectus pursuant to the Employee Stock Option Plan (Mr. Reed: 1,000 shares; Mr. Long: 1,000 shares).

         (3) Does not include the shares that such person has the right to acquire within 60 days after the date of this Prospectus pursuant to the Directors' Stock Option Plan (Mr. Abel: 4,400 shares; Mr. Craven: 400 shares; Mr. Reed: 4,400 shares; Leonard J. Fischer: 400 shares; Mr. D. Warren Robison: 4,400 shares; Mr. James M. Robison: 400 shares; and Mr. Van Natta:
                 400 shares.

         (4)     D. Warren Robison is the nephew of James M. Robison.

         (5) The percentages shown are based on the 1,250,000 shares offered hereby and assume no exercise of the Underwriter's over-allotment option.

                          SUPERVISION AND REGULATION

GENERAL

         Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve, the OTS, the FDIC, the Department, the Commission, the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

         Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank and the public, rather than shareholders of the Bank or the Company.

         Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the operation, management and lending activities of the Bank, including internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and loan-to-value ratios for loans secured by real property. The Bank will continue to comply with these requirements, and in some cases may apply more restrictive standards.

         The following references to statutes and regulations are intended to summarize material effects of certain government regulation on the business of the Company and the Bank. Any change in government regulation may have a material adverse effect on the Company, the Bank and their operations.

REGULATION OF THE COMPANY UNDER HOLA

         As the holding company for the Bank, the Company will be regulated as a "non-diversified savings and loan holding company" within the meaning of the HOLA, and subject to regulatory oversight of the Director of the OTS. As such, the Company will be registered with the OTS and thereby subject to OTS regulations, examinations, supervision and reporting requirements. As a subsidiary of a savings and loan holding company, the Bank will be subject to certain restrictions in its dealings with the Company and with other companies affiliated with the Company.

         In general, the HOLA prohibits a savings and loan holding company, without prior approval of the Director of the OTS, from acquiring control of another savings association or savings and loan holding company or retaining more than 5% of the voting shares of a savings association or of another holding company which is not a subsidiary. The HOLA will restrict the ability of a director or officer of the Company, or any person who owns more than 25% of the Company's common stock, from acquiring control of another savings association or savings and loan holding company without obtaining the prior approval of the Director of the OTS.

         OTS regulations generally do not restrict the permissible business activities of a unitary savings and loan holding company. Notwithstanding the above rules as to permissible business activities of unitary savings and loan holding companies, if the savings association subsidiary of such a holding company fails to meet the Qualified Thrift Lender ("QTL") test, then such unitary holding company would become subject to the activities restrictions applicable to multiple holding companies. (Additional restrictions on securing advances from the FHLB also apply.) At December 31, 1997, the Bank's asset composition was in excess of that required to qualify as a Qualified Thrift Lender.

         If the Company were to acquire control of another savings association other than through a merger or other business combination with the Bank, the Company would thereupon become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisitions and where each subsidiary savings association meets the QTL test, the activities of the Company and any of its subsidiaries (other than the Bank or other subsidiary savings associations) would thereafter be subject to further restrictions. The HOLA provides that, among other things, no multiple savings and loan holding company or subsidiary thereof which is not a savings association shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof, any business activity other than (i) furnishing or performing management services for a subsidiary savings association, (ii) conducting an insurance agency or escrow business, (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings association,
(iv) holding or managing properties used or occupied by a subsidiary savings association, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by the FSLIC by regulation as of March 5, 1987, to be engaged in by multiple holding companies, or (vii) those activities authorized by the Federal Reserve as permissible for bank holding companies, unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies. Those activities described in (vii) above must also be approved by the Director of the OTS before a multiple holding company may engage in such activities.

         The Director of the OTS may also approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls savings associations in more than one state, if the multiple savings and loan holding company involved controls a savings association which operated a home or branch office in the state of the association to be acquired as of March 5, 1987, or if the laws of the state in which the association to be acquired is located specifically permit associations to be acquired by state-chartered associations or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings associations). Also, the Director of the OTS may approve an acquisition resulting in a multiple savings and loan holding company controlling savings associations in more than one state in the case of certain emergency thrift acquisitions.

         Indiana law permits federal and state savings association holding companies with their home offices located outside of Indiana to acquire savings associations whose home offices are located in Indiana and savings association holding companies with their principal place of business in Indiana ("Indiana Savings Association Holding Companies") upon receipt of approval by the Department. Moreover, Indiana Savings Association Holding Companies may acquire savings associations with their home offices located outside of Indiana and savings association holding companies with their principal place of business located outside of Indiana upon receipt of approval by the Department.

         No subsidiary savings association of a savings and loan holding company may declare or pay a dividend on its permanent or nonwithdrawable stock unless it first gives the Director of the OTS 30 days advance notice of such declaration and payment. Any dividend declared during such period or without giving notice shall be invalid.

REGULATION OF THE BANK AS A SAVINGS BANK

         As a federally chartered, SAIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. For example, the Bank must obtain OTS approval before it may engage in certain activities and must file reports with the OTS regarding its activities and financial condition. The OTS periodically examines the Bank's books and records and, in conjunction with the FDIC in certain situations, has examination and enforcement powers. This supervision and regulation are intended primarily for the protection of depositors and federal deposit insurance funds. The Bank's semi-annual assessment owed to the OTS, which is based upon a specified percentage of assets, is approximately $10,000.

         The activities of the Bank are governed by the HOLA and, in certain respects, the FDI Act. The Director of the OTS is authorized to promulgate regulations to ensure the safe and sound operation of savings associations and may impose various requirements and restrictions on the activities of savings associations.

         Federal Home Loan Bank System. The Bank is a member of the FHLB of Indianapolis. The FHLB system consists of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by savings associations and proceeds derived from the sale of consolidated obligations of the FHLB system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.
All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board, an independent agency, controls the FHLB System, including the FHLB of Indianapolis.

         As a member, the Bank is required to purchase and maintain stock in the FHLB of Indianapolis in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans, home purchase contracts, or similar obligations at the beginning of each year. At September 30, 1997, the Bank's investment in stock of the FHLB of Indianapolis was $920,000. The FHLB imposes various limitations on advances such as limiting the amount of certain types of real estate-related collateral to 30% of a member's capital and limiting total advances to a member. Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing.

         The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. For the fiscal year ended September 30, 1997, dividends paid by the FHLB of Indianapolis to the Bank totaled approximately $59,000, for an annual rate of 7.9%.

         Savings Association Regulatory Capital. Currently, savings associations are subject to three separate minimum capital-to-assets requirements: (i) a leverage limit, (ii) a tangible capital requirement, and
(iii) a risk-based capital requirement. The leverage limit requires that savings associations maintain "core capital" of at least 3% of total assets. Core capital is generally defined as common shareholders' equity (including retained income), noncumulative perpetual preferred stock and related surplus, certain minority equity interests in subsidiaries, certain non-withdrawable accounts, qualifying supervisory goodwill, purchased mortgage servicing rights and purchased credit card relationships (subject to certain limits) less nonqualifying intangibles. Under the tangible capital requirement, a savings association must maintain tangible capital (core capital less all intangible assets except purchased mortgage servicing rights which may be included after making the above-noted adjustment in an amount up to 100% of tangible capital) of at least 1.5% of total assets. Under the risk-based capital requirements, a minimum amount of capital must be maintained by a savings association to account for the relative risks inherent in the type and amount of assets held by the savings association. The risk-based capital requirement requires a savings association to maintain capital (defined generally for these purposes as core capital plus general valuation allowances and permanent or maturing capital instruments such as preferred stock and subordinated debt less assets required to be deducted) equal to 8.0% of risk-weighted assets. Assets are ranked as to risk in one of four categories (0-100%). A credit risk-free asset, such as cash, requires no risk-based capital, while an asset with a significant credit risk, such as a non-accrual loan, requires a risk factor of 100%. Moreover, a savings association must deduct from capital, for purposes of meeting the core capital, tangible capital and risk-based capital requirements, its entire investment in and loans to a subsidiary engaged in activities not permissible for a national bank (other than exclusively agency activities for its customers or mortgage banking subsidiaries). At December 31, 1997, the Bank was in compliance with all capital requirements imposed by law.

         The OTS has promulgated a rule which sets forth the methodology for calculating an interest rate risk component to be used by savings associations in calculating regulatory capital. The OTS has delayed the implementation of this rule, however. The rule requires savings associations with "above normal" interest rate risk (institutions whose portfolio equity would decline in value by more than 2% of assets in the event of a hypothetical 200-basis-point move in interest rates) to maintain additional capital for interest rate risk under the risk-based capital framework. If the OTS were to implement this regulation, the Bank would not be required to maintain additional capital at December 31, 1997 under the terms of the OTS proposed interest rate risk rule.

         The following is a summary of the Bank's regulatory capital and capital requirements at December 31, 1997:

                                     Tangible        Core       Risk-based
                                     capital        capital      capital
                                    ---------------------------------------
                                             (Dollars in Thousands)
 Regulatory capital                   $5,790         $5,790        $6,212
 Minimum capital requirement           1,422          2,843         5,255
 Excess capital                       $4,368         $2,947        $  957
 --------------------------------------------------------------------------
 Regulatory capital ratio               6.0%           6.0%          9.5%
 --------------------------------------------------------------------------
 Minimum capital ratio                  1.5%           3.0%          8.0%
 --------------------------------------------------------------------------

         If an association is not in compliance with the capital requirements, the OTS is required to prohibit asset growth and to impose a capital directive that may restrict, among other things, the payment of dividends and officers' compensation. In addition, the OTS and the FDIC generally are authorized to take enforcement actions against a savings association that fails to meet its capital requirements. These actions may include restricting the operations activities of the association, imposing a capital directive, cease and desist order, or civil money penalties, or imposing harsher measures such as appointing a receiver or conservator or forcing the association to merge into another institution.

         Dividend Limitations. An OTS regulation imposes limitations upon all "capital distributions" by savings associations, including cash dividends, payments by an association to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized associations. A savings association which has total capital (immediately prior to and after giving effect to the capital distribution) that is at least equal to its fully phased-in capital requirements would be a Tier 1 institution ("Tier 1 Institution"). An association that has total capital at least equal to its minimum capital requirements, but less than its fully phased-in capital requirements, would be a Tier 2 institution ("Tier 2 Institution"). An institution having total capital that is less than its minimum capital requirements would be a Tier 3 institution ("Tier 3 Institution"). However, an institution which otherwise qualifies as a Tier 1 Institution may be designated by the OTS as a Tier 2 Institution or Tier 3 Institution if the OTS determines that the institution is "in need of more than normal supervision." The Bank is currently a Tier 1 Institution.

         A Tier 1 Institution may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the greater of (a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" at the beginning of the calendar year (the smallest excess over its capital requirements), or (b) 75% of its net income over the most recent four-quarter period. Any additional amount of capital distributions would require prior regulatory approval.

         The OTS has proposed revisions to these regulations which would permit savings associations to declare dividends in amounts which would assure that they remain adequately capitalized following the dividend declaration. Savings associations in a holding company system which are rated CAMELS 1 or 2 and which are not in troubled condition would need to file a prior notice with the OTS concerning such dividend declaration.

         Liquidity. For each calendar quarter, the Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions. The OTS recently reduced the level of liquid assets that must be held by a savings association from 5% to 4% of the associations net withdrawable accounts plus short-term borrowings based upon the average daily balance of such liquid assets for each quarter of the associations's fiscal year. The OTS may impose monetary penalties upon savings associations that fail to comply with those liquidity requirements. The OTS eliminated the requirement that each savings association maintain an average daily balance of short-term liquid assets of 1% of the total of its net withdrawable deposit accounts and short-term borrowings during the preceding calendar month. The daily average liquidity of the Bank for September, 1997 was 5.3% which exceeded the then-applicable 5% liquidity requirement. Its average short-term liquidity ratio for September, 1997, was 8.3%. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

         Real Estate Lending Standards. OTS regulations require savings associations to establish and maintain written internal real estate lending policies. Each association's lending policies must be consistent with safe and sound banking practices and appropriate to the size of the association and the nature and scope of its operations. The policies must establish loan portfolio diversification standards; establish prudent underwriting standards, including loan-to-value limits, that are clear and measurable; establish loan administration procedures for the association's real estate portfolio; and establish documentation, approval, and reporting requirements to monitor compliance with the association's real estate lending policies. The association's written real estate lending policies must be reviewed and approved by the association's Board of Directors at least annually. Further, each association is expected to monitor conditions in its real estate market to ensure that its lending policies continue to be appropriate for current market conditions.

         Loans to One Borrower. The Bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. Additional amounts may be lent, not in excess of 10% of unimpaired capital and surplus, if such loans or extensions of credit are fully secured by readily marketable collateral, including certain debt and equity securities but not including real estate. In some cases, a savings association may lend up to 30 percent of unimpaired capital and surplus to one borrower for purposes of developing domestic residential housing, provided that the association meets its regulatory capital requirements and the OTS authorizes the association to use this expanded lending authority. At December 31, 1997, the Bank did not have any loans or extensions of credit to a single or related group of borrowers in excess of its lending limits.

         Qualified Thrift Lender. Savings associations must meet a QTL test. If the Bank maintains an appropriate level of qualified thrift investments ("QTIs") (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualify as a QTL, the Bank will continue to enjoy full borrowing privileges from the FHLB of Indianapolis. The required percentage of QTIs is 65% of portfolio assets (defined as all assets minus intangible assets, property used by the association in conducting its business and liquid assets equal to 20% of total assets). In addition, savings associations may include shares of stock of the FHLBs, FNMA, and FHLMC as QTIs. Compliance with the QTL test is determined on a monthly basis in nine out of every twelve months. As of December 31, 1997, the Bank was in compliance with its QTL requirement, with approximately _____% of its assets invested in QTIs.

         A savings association which fails to meet the QTL test must either convert to a bank (but its deposit insurance assessments and payments will be those of and paid to the SAIF) or be subject to the following penalties: (i) it may not enter into any new activity except for those permissible for a national bank and for a savings association; (ii) its branching activities shall be limited to those of a national bank; (iii) it shall not be eligible for any new FHLB advances; and (iv) it shall be bound by regulations applicable to national banks respecting payment of dividends. Three years after failing the QTL test the association must (i) dispose of any investment or activity not permissible for a national bank and a savings association and (ii) repay all outstanding FHLB advances. If such a savings association is controlled by a savings and loan holding company, then such holding company must, within a prescribed time period, become registered as a bank holding company and become subject to all rules and regulations applicable to bank holding companies (including restrictions as to the scope of permissible business activities).

         Branching. The rules of the OTS on branching by federally-chartered savings associations permit nationwide branching to the extent allowed by federal statute. This permits federal savings associations with interstate networks to diversify their loan portfolio and lines of business. The OTS authority pre-empts any state law purporting to regulate branching by federal savings associations.

         Insurance of Deposits. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of banks and thrifts and safeguards the safety and soundness of the banking and thrift industries. The FDIC administers two separate insurance funds, the Bank Insurance Fund (the "BIF") for commercial banks and state savings banks and the SAIF for savings associations such as the Bank and banks that have acquired deposits from savings associations. The FDIC is required to maintain designated levels of reserves in each fund. As of September 30, 1996, the reserves of the SAIF were below the level required by law, primarily because a significant portion of the assessments paid into the SAIF have been used to pay the cost of prior thrift failures, while the reserves of the BIF met the level required by law in May, 1995. However, on September 30, 1996, provisions designed to recapitalize the SAIF and eliminate the premium disparity between the BIF and SAIF were signed into law.

         The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and members of the SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to the target level within a reasonable time and may decrease these rates if the target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments vary depending on the risk the institution poses to its deposit insurance fund. An institution's risk level is determined based on its capital level and the FDIC's level of supervisory concern about the institution.

         On September 30, 1996, President Clinton signed into law legislation which included provisions designed to recapitalize the SAIF and eliminate the significant premium disparity between the BIF and the SAIF. Under the new law, the Bank was charged a one-time special assessment equal to $.657 per $100 in assessable deposits at March 31, 1995. The Bank recognized this one-time assessment as a non-recurring operating expense of $332,000 ($200,000 after tax) during the three-month period ending September 30, 1996, and the Bank paid this assessment in November 1996. The assessment was fully deductible for both federal and state income tax purposes. Beginning January 1, 1997, the Bank's annual deposit insurance premium was reduced from .23% to
 .0644% of total assessable deposits. BIF institutions pay lower assessments than comparable SAIF institutions because BIF institutions pay only 20% of the rate being paid by SAIF institutions on their deposits with respect to obligations issued by the federally-chartered corporation which provided some of the financing to resolve the thrift crisis in the 1980's ("FICO"). The 1996 law also provides for the merger of the SAIF and the BIF by 1999, but not until such time as bank and thrift charters are combined. Until the charters are combined, savings associations with SAIF deposits may not transfer deposits into the BIF system without paying various exit and entrance fees, and SAIF institutions will continue to pay higher FICO assessments. Such exit and entrance fees need not be paid if a SAIF institution converts to a bank charter or merges with a bank, as long as the resulting bank continues to pay applicable insurance assessments to the SAIF, and as long as certain other conditions are met.

REGULATION OF THE COMPANY UNDER THE BHC ACT

         General. The Company intends to file at some time following the completion of the Merger, in connection with the Conversion, an application with the Federal Reserve to serve as the holding company for the Bank under the BHC Act.

         When the Conversion is consummated and with the prior approval of the Federal Reserve, the Company will be a bank holding company and, as such, will be subject to the supervision of and regulation by, the Federal Reserve under the BHC Act. Under the BHC Act, the Company will be subject to periodic examination by the Federal Reserve and will be required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company also will be required to file periodic reports with, and otherwise comply with the rules and regulations of, the Commission under the federal securities laws.

         In accordance with Federal Reserve policy, the Company will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances an Indiana state bank having impaired capital may be required by the Department to initiate the liquidation of the bank.

         Investments and Activities. Under the BHC Act, bank holding companies are prohibited, with certain limited exceptions, from engaging in, or acquiring, directly or indirectly, control of voting securities or assets of a company engaged in, any activity other than banking or managing or controlling banks or an activity that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under current Federal Reserve regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage and consumer and commercial finance company operations. Any such acquisition will require, except in certain cases, prior written notice to the Federal Reserve.

         In evaluating a written notice of such an acquisition, the Federal Reserve will consider various factors, including among others the financial and managerial resources of the notifying bank holding company and its subsidiaries, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve within the applicable notice period, it is deemed approved by the Federal Reserve.

         In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHC Act. In acting on such applications, the Federal Reserve must consider various statutory factors, including among others, the effect of the proposed transaction on competition in the relevant geographic and product markets, each party's financial condition and managerial resources and record of performance under the Community Reinvestment Act. Since September 29, 1995, the BHC Act has permitted the Federal Reserve under specified circumstances to approve the acquisition, by a bank holding company located in one state, of a bank located in another state, without regard to any prohibition contained in state law. See "SUPERVISION AND REGULATION -- Regulatory Developments."

         The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of assets of another bank, or the assumption of liability by such a subsidiary to pay any deposits in another bank, will require the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHC Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve under the BHC Act and/or the Department, may be required.

         Capital Requirements. The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

         The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others. The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

         The Federal Reserve's regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets unless: (i) the bank holding company is engaged directly or indirectly in any nonbank activity involving significant leverage or (ii) the holding company has a significant amount of debt outstanding held by the general public. Nonetheless, on a pro forma basis, assuming the issuance and sale by the Company of the 1,250,000 shares of Common Stock offered hereby at $12.00 per share, the Company's leverage capital ratio, risk-based capital ratio and Tier 1 leverage ratio, in each case as calculated on a consolidated basis under the Federal Reserve's capital guidelines, would exceed the minimum requirements.

         Dividends. The Company is a corporation separate and distinct from the Bank. Most of the Company's revenues will be received by it in the form of dividends or interest paid by the Bank. The Bank is subject to statutory restrictions on its ability to pay dividends. See "REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Dividends" and "-- Regulation of the Bank as a Commercial Bank, Dividends." The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Bank are possessed by the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

         In addition to the restrictions on dividends imposed by the Federal Reserve, the laws of the State of Indiana impose certain restrictions on the declaration and payment of dividends by Indiana corporations such as the Company. See "DESCRIPTION OF CAPITAL STOCK -- Common Stock, Dividend Rights."

REGULATION OF THE BANK AS A COMMERCIAL BANK

         General. Upon completion of the Conversion, the Bank will be an Indiana state-charted commercial bank, and its deposit accounts opened following the Conversion of the Bank will be insured up to applicable limits by the FDIC under the BIF. Those deposit accounts in existence at the time of the Conversion will continue to be insured up to applicable limits by the FDIC under the SAIF. As an FDIC-insured, Indiana-chartered bank, the Bank will be subject to the examination, supervision, reporting and enforcement requirements of the Department, as the chartering authority for Indiana banks, and the FDIC, as administrator of the SAIF and BIF. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts and the safety and soundness of banking practices.

         Insurance of Deposits. Following the Conversion, the Bank, as an FDIC-insured institution, will continue to pay deposit insurance premium assessments to the FDIC.

         Those deposits insured by the SAIF at the date of the Conversion will continue to be insured by the SAIF and will be subject to assessments payable to the SAIF and those deposits received by the Bank following the Conversion will be insured by the BIF and subject to assessments payable to the BIF. See"REGULATION AND SUPERVISION -- Regulation of the Bank as a Savings Bank, Insurance of Deposits."

         FDICIA required the FDIC to establish assessment rates at levels which would restore the BIF to a mandated reserve ratio of 1.25% of insured deposits over a period not to exceed 15 years. In November 1995, the FDIC determined that the BIF had reached the required ratio. Accordingly, the FDIC has established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1997 and thereafter, ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, rule, order or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

         Capital Requirements. The FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, such as the Bank: (i) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks and a minimum ratio of Tier I capital to total assets of 4% to 5% for all others, and (ii) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half of that total capital amount must consist of Tier 1 capital. Tier 1 capital consists principally of shareholders' equity.

         The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.

         Dividends. As a state-chartered commercial bank organized under Indiana law, the Bank may declare and pay dividends to the proposed sole shareholder (the Company) of so much undivided profits as its Board of Directors deems expedient, subject to prior approval of the Department if the proposed dividend (when added to all prior dividends declared during the current calendar year) would exceed current year "net profits" and retained "net profits" for the previous two calendar years.

         FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice.

         Certain Investments. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from directly or indirectly acquiring or retaining any equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA. These restrictions are not currently expected to have a material impact on the operations of the Bank.

REGULATIONS APPLICABLE TO THE BANK AS A SAVINGS BANK OR COMMERCIAL BANK

         Prompt Corrective Action. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal depository institution regulators are required to take certain mandatory supervisory actions, and may take certain discretionary supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. In addition, subject to a narrow exception, FDICIA generally requires the federal depository institution regulators to appoint a receiver or conservator for an institution that is critically undercapitalized.

         As mandated by FDICIA, the federal banking regulators have specified by regulation the relevant capital measures at which an insured depository institution is deemed well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Pursuant to the FDIC's regulations implementing the prompt corrective action provisions of FDICIA, a bank will be deemed to be: (i) well capitalized if the bank has a total risk-based capital ratio of 10% or greater, Tier 1 risk-based capital ratio of 6% or greater and leverage ratio of 5% or greater; (ii) adequately capitalized if the bank has a total risk-based capital ratio of 8% or greater, Tier 1 risk-based capital ratio of 4% or greater and leverage ratio of 4% or greater (3% for the most highly rated banks); (iii) undercapitalized if the bank has a total risk-based capital ratio of less than 8%, or Tier 1 risk-based capital ratio of 4% or greater and leverage ratio of less than 4% (less than 3% for the most highly rated banks); (iv) significantly undercapitalized if the bank has a total risk-based capital ratio of less than 6%, Tier 1 risk-based capital ratio of less than 3% or leverage ratio of less than 3%; and (v) critically undercapitalized if the bank has a ratio of tangible equity to total assets of 2% or less. At December 31, 1997, the Bank was categorized as "adequately capitalized," and it was not subject to regulatory order, agreement or directive to meet and maintain a specific level for any capital measure.

         Subject to certain exceptions, these capital ratios are generally determined on the basis of Call Reports submitted by each depository institution and the reports of examination by each institution's appropriate federal depository institution regulatory agency.

         Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan (which must include a holding company guarantee of performance); placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the holding company to divest certain subsidiaries including the institution; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver or conservator for the institution. In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

         Insider Transactions. The Bank is subject to certain restrictions imposed by the Federal Reserve Act ("FRA") on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries, and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans. These restrictions limit the aggregate amount of transactions with any individual affiliate to 10% of the Bank's capital and surplus, limit the aggregate amount of transactions with all affiliates to 20% of the Bank's capital and surplus, require that loans and certain other extensions of credit be secured by collateral in certain specified amounts and types, generally prohibit the purchase of low quality assets from affiliates and generally require that certain transactions with affiliates, including loans and asset purchases, be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with nonaffiliated individuals or entities.

         Also, the FRA prescribes certain limitations and reporting requirements on extensions of credit by the Bank to its directors and executive officers, to directors and executive officers of the Company and its subsidiaries, to principal shareholders of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders. Among other things, the FRA, and the regulations thereunder, require such loans to be made on substantially the same terms as those offered to unaffiliated individuals, place limits on the amount of loans the Bank may extend to such individuals and require certain approval procedures to be followed. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Bank maintains a correspondent relationship.

         Limitations on Rates Paid for Deposits. Regulations promulgated by the FDIC pursuant to FDICIA limit the ability of insured depository institutions to accept, renew or roll over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in the institution's normal market area. Under these regulations, "well-capitalized" depository institutions may accept, renew or roll such deposits over without restriction, "adequately capitalized" depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates) and "undercapitalized" depository institutions may not accept, renew or roll such deposits over. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definition adopted by the agencies to implement the corrective action provisions of FDICIA. The Bank does not believe that these regulations will have a materially adverse effect on its current operations.

         Community Reinvestment Act Matters. Federal law requires that ratings of depository institutions under the Community Reinvestment Act of 1977 ("CRA") be disclosed. The disclosure includes both a four-unit descriptive rating -- outstanding, satisfactory, needs to improve, and substantial noncompliance -- and a written evaluation of an institution's
performance.   Each FHLB is required to establish standards of community
investment or service that its members must maintain for continued access to long-term advances from the FHLBs. The standards take into account a member's performance under the CRA and its record of lending to first-time home buyers. The OTS has designated the Bank's record of meeting community credit needs as satisfactory.

         Safety and Soundness Standards. On July 10, 1995, the FDIC, the OTS, the Federal Reserve and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits, and specifically prohibit, as an unsafe and unsound practice, excessive compensation that could lead to a material loss to an institution. The federal banking agencies also adopted asset quality and earnings standards that were added to the safety and soundness guidelines effective October 1, 1996. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         Consumer Banking. The Bank's business will include making a variety of types of loans to individuals. In making these loans, the Bank will be subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and services under the National Flood Insurance Program. See "SUPERVISION AND REGULATION - Regulatory Developments." In receiving deposits, the Bank will be subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act and the FDI Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank, its directors and officers.

REGULATORY DEVELOPMENTS


         In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Community Direction Act (the "Riegle Act") and the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages and reductions in compliance burdens regarding Currency Transaction Reports, in addition to reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.

         The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.

         Effective March 14, 1996, Indiana "opted in" to the interstate branching provisions of the Riegle-Neal Act. The Indiana legislation authorizes, subject to certain approval and other requirements, Indiana-chartered banks to establish branches in states other than Indiana and out-of-state banks to establish branches in Indiana. Indiana and out-of-state banks are authorized to establish branches either by acquisition or de novo.

         FDIC regulations, which became effective April 1, 1996, impose certain limitations (and in certain cases, prohibitions) on (i) "golden parachute" severance payments by troubled depository institutions, their subsidiaries and affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees or principal shareholders of the institution), and (ii) indemnification payments by a depository institution, their subsidiaries and affiliated holding companies, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under Indiana state
law.   See "RELATED PARTY TRANSACTIONS -- Director Liability;
Indemnification."

         In June 1997, broad financial reform legislation was approved by the Banking Committee of the U.S. House of Representatives. The legislation proposed by the Banking Committee included provisions that would permit, subject to certain restrictions, bank holding companies to acquire manufacturing and other nonfinancial companies, permit nonfinancial companies to acquire banks, and require thrift institutions to convert to bank charters. In October 1997, the House Commerce Committee release a revised version of the legislation that differed markedly from the Banking Committee proposal in that it would have increased the powers of banks, but generally would have maintained the current separation between banking and commerce. In November 1997, the Banking Committee released a new proposal, and in February 1998, the Commerce Committee responded to the proposal by outlining some possible areas of compromise on the two committees' differences over financial services modernization legislation. In general, both Committees' versions of the legislation, in varying, degrees, would remove the legal barriers separating the banking, securities and insurance industries.

         The February proposal by the Commerce Committee suggested that the thrift charter provisions of the legislation be removed, and included provisions that would permit national bank operating subsidiaries to engage in additional activities, allow banks to underwrite municipal securities and adopted certain consumer protection measures relating to insurance activities. During February 1998, the Banking Committee also worked on a new proposal relating to the thrift institution issues addressed by the proposed legislation. The latest proposal by the Banking Committee would preserve the thrift charter, eliminate the OTS and place thrift institutions under the authority of the Office of the Comptroller of the Currency. The Company cannot predict whether, or in what form, this legislation may be enacted, and if enacted, what the effect would be on the Company and the Bank.

         The FDIC includes, in its evaluations of a bank's capital adequacy, an assessment of the bank's exposure to declines in the economic value of the bank's capital due to changes in interest rates. On June 26, 1996, the FDIC, along with the Office of the Comptroller of the Currency and the Federal Reserve, issued a joint policy statement to provide guidance on sound practices for managing interest rate risk. The statement sets forth the factors the federal regulatory examiners will use to determine the adequacy of a bank's capital for interest rate risk. These qualitative factors include the adequacy and effectiveness of the bank's internal interest rate risk management process and the level of interest rate exposure. Other qualitative factors that will be considered include the size of the bank, the nature and complexity of its activities, the adequacy of its capital and earnings in relation to the bank's overall risk profile, and its earning exposure to interest rate movements. The interagency supervisory policy statement describes the responsibilities of a bank's board of directors in implementing a risk management process and the requirements of the bank's senior management in ensuring the effective management of interest rate risk. Further, the statement specifies the elements that a risk management process must contain.

         In August, 1996, the Federal Reserve and the FDIC issued final regulations further revising their risk-based capital standards to include a supervisory framework for measuring market risk. The effect of the new regulations is that any bank holding company or bank which has significant exposure to market risk must measure such risk using its own internal model, subject to the requirements contained in the regulations, and must maintain adequate capital to support that exposure.

         The new regulations apply to any bank holding company or bank whose trading activity equals 10% or more of its total assets, or whose trading activity equals $1 billion or more. Examiners may require a bank holding company or bank that does not meet the applicability criteria to comply with the capital requirements if necessary for safety and soundness purposes.

         The new regulations contain supplemental rules to determine qualifying and excess capital, calculate risk-weighted assets, calculate market risk equivalent assets and calculate risk-based capital ratios adjusted for market risk.

         Safety and soundness guidance on the risks posed to financial institutions by the Year 2000 problem has been issued by the Federal Institutions Examination Council, whose members include the OTS, the FDIC and the Federal Reserve Board. The guidance underscores that Year 2000 preparation is not only an information systems issue, but also an enterprise-wide challenge that must be addressed at the highest level of a financial institution. The guidance sets out the responsibilities of senior management and boards of directors in managing their Year 2000 projects. Among the responsibilities of institution managers and directors is that of managing the internal and external risks presented by providers of data-processing products and services, business partners, counterparties and major loan customers. Under the guidance, senior management must provide the board of directors with status reports, at least quarterly, on efforts to reach Year 2000 goals both internally and by the institution's major vendors. Senior managers and directors must allocate sufficient resources to ensure that high priority is given to seeing that remediation plans are fulfilled, and that the project receives the quality personnel and timely support it requires. The guidance does not require financial institutions to obtain Year 2000 certification from their vendors. Rather, an institution must implement its own internal testing or verification processes for vendor products and services to ensure that its different computer systems function properly together.

         Additional legislation and administrative actions affecting the banking industry are being considered and in the future may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Company and the Bank in particular would be affected thereby.

                         DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, no par value, of which 90,000 shares were issued and outstanding as of the date of this Prospectus and 2,000,000 shares of Preferred Stock, no par value, of which no shares are issued and outstanding. Immediately prior to the conclusion of the offering, the Company will redeem the 90,000 shares of Common Stock issued and outstanding at their initial cost. At the conclusion of the offering, 1,250,000 shares of Common Stock will be issued and outstanding, assuming no exercise by the Underwriter of its over-allotment option. The Board of Directors has the power to determine the relative rights of and restrictions on any series of Preferred Stock that it may authorize in the future and may provide terms upon which preferred stock may be converted into shares of any other class of stock, and may issue and sell such Preferred Stock without prior shareholder approval. The Company has reserved 125,000 shares of Common Stock that may be issued under the Company's stock option plans. The remaining authorized but unissued shares of Common Stock may be issued upon authorization by the Board of Directors without prior shareholder approval. The issuance of additional shares of Common Stock other than on a pro-rata basis to existing shareholders at the time of such issuance will reduce the proportionate interests of the Company held by existing shareholders.

COMMON STOCK

         The following is a summary of certain of the rights and privileges pertaining to the shares of Common Stock.

         Voting Rights. The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Except for (a) supermajority votes required for approval of certain business combinations, removal of Directors and certain other matters, and (b) certain corporate actions that must be approved by a majority of the outstanding votes of the relevant voting group under the IBCL, the affirmative vote of the holders of a majority of the votes cast at a meeting of shareholders at which a quorum is present is sufficient to approve matters submitted for shareholder approval, except that Directors are elected by a plurality of the votes cast. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the outstanding shares of Common Stock, if they choose to do so, can elect all of the Directors.

         Dividend Rights. All shares of Common Stock are entitled to share equally in such dividends as the Board of Directors may declare, in its discretion. The Company will be largely dependent upon dividends from the Bank for funds to pay dividends on the Common Stock, and dividends payable by the Bank are limited by law and by the need to maintain adequate capital in the Bank. See "DIVIDEND POLICY."

         Liquidation Rights. Upon liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, all shares of Common Stock are entitled to share equally in the assets legally available for distribution to the holders of Common Stock after payment of all prior obligations of the Company which may include the satisfaction in full of any liquidation preference to which holders of Preferred Stock, if any, may then be entitled.

         Other Matters. The holders of the shares of Common Stock have no preemptive or redemption rights or any preferred right to purchase or subscribe for any authorized but unissued capital stock, or any securities convertible into Common Stock, of the Company. The shares of Common Stock offered hereby will be when issued, fully paid and non-assessable. The shares of Common Stock are not redeemable at the option of the Company or holders thereof.

         The Company may be required to provide additional capital to the Bank in the future in the event that the regulating body for the Bank determines such capital infusion is necessary. In such event, in order to obtain such capital, the Company may seek additional funds from existing shareholders, borrow additional funds from a bank or other lender or have an equity offering of additional shares of Common Stock or other securities of the Company.

         The Company serves as the registrar and transfer agent for its own Common Stock.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the Board of Directors, without further shareholder approval, to establish the relative rights, designations, preferences, and limitations or restrictions on the shares of Preferred Stock prior to the issuance thereof, including, without limitation, dividend rights, conversion rights, voting rights, liquidation preferences, redemption rights, division into series, sinking fund provisions, and similar matters. Thus, the Board of Directors may authorize and issue a series of Preferred Stock with rights and preferences that are superior to those of the Common Stock, the issuance of which could adversely affect the voting power of the holders of Common Stock.

         The availability of Preferred Stock with unspecified voting rights and possibly other rights, such as a required approval of mergers or other extraordinary corporate transactions, could be used by management to create voting impediments or to deter persons seeking to effect a merger or otherwise to gain control of the Company. Preferred Stock may also be issued at sometime in the future in connection with acquisitions by the Company of additional companies or businesses. The Company has no present plans to issue any series of Preferred Stock.

INDIANA LAW

         Under the IBCL, several provisions could affect the acquisition of the shares of Common Stock or of control of the Company after completion of the offering. The Business Combinations Chapter of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations and reverse stock splits, between certain Indiana corporations and a 10% or greater shareholder for five years following the date on which the shareholder obtained a 10% or greater ownership interest, unless the acquisition was approved in advance of that date by the Board of Directors. In addition, if prior approval is not obtained, the Company and such shareholder may not consummate a business combination unless a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the Business Combinations Chapter. The Articles of Incorporation of the Company provide that the Business Combinations Chapter shall apply to the Company. However, the Company may subsequently elect to remove itself from the protection provided by the Business Combinations Chapter, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% or greater ownership position prior to the effective date of the election.

         In addition to the Business Combinations Chapter, the IBCL also contains a Control Share Acquisition Chapter which, although different in structure from the Business Combinations Chapter, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision, however, may also have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisition Chapter provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisition Chapter if it has 100 or more shareholders and its principal place of business is in Indiana. An Indiana corporation otherwise subject to the Control Share Acquisition Chapter may elect not to be governed by the statute by so providing in its articles of incorporation or by-laws. The Company has not made an election and therefore will be subject to the statute (assuming that it has 100 or more shareholders).

         The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers and customers of the corporation on the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. As described below, the Company's Articles of Incorporation contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith, after considering and weighing as they deem appropriate the effects of such action on the corporation's constituents, that such approval is not in the best interest of the corporation. The IBCL specifies that, in making these determinations, directors are not required to consider the effects of a proposed corporation action on any particular corporate constituent group or interest (including the amounts that might be paid to shareholders) as a dominant or controlling factor. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

         In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

         Because of the foregoing provisions of the IBCL, the Board will have flexibility in responding to unsolicited proposals to acquire the Company, and, accordingly, it may be more difficult for an acquiror to gain control of the Company in a transaction not approved by the Board.

         The IBCL also imposes restrictions in connection with shareholder derivative proceedings. The IBCL provides that if a shareholder of a corporation files a derivative complaint, the corporation's board of directors may establish a committee of disinterested directors or other disinterested persons to investigate the complaint. The IBCL authorizes a stay of any court proceedings on the complaint until the investigation of such committee is completed. If the committee determines that pursuit of the claim through the derivative proceeding would not be in the best interests of the corporation, then the committee can terminate the derivative proceeding. The conclusion of the committee is determinative unless the shareholder who filed the complaint can demonstrate that the committee was not disinterested or did not act in good faith.

ARTICLES OF INCORPORATION

         Staggered Board of Directors. The Board of Directors is divided into three classes, designated as Class 1, Class 2 and Class 3, with each class being comprised of as nearly an equal number of Directors as possible. The Directors in Class 1 hold office initially for a term of one year; the Directors in Class 2 hold office initially for a term of two years; and the Directors in Class 3 hold office initially for a term of three years. Upon expiration of the respective initial terms and thereafter, the Directors in each of the classes shall be elected to serve for terms of three years and until their successors have been elected and qualified. Following completion of the Merger, the Directors in Class 1 will be Robert C. Reed and James M. Robison, the Directors in Class 2 will be Steven R. Abel and Leonard J. Fischer, and the Directors in Class 3 will be Ralph W. Van Natta and D. Warren Robison.

         Staggered terms of Directors tend to promote continuity of management of the Company because only one-third of the Directors will be elected at annual meetings. In addition, the staggered terms will ensure that two-thirds of the Directors have at least one year of experience on the Board of Directors, which helps assure that the Board of Directors consists of persons with experience.

         Staggered terms may tend to perpetuate present management by making it more difficult for a shareholder to make immediate changes in the composition of a majority of the Board of Directors. Because the terms of only one-third of the Directors expire each year, it would require at least two annual meetings of shareholders in order to effect a change in a majority of the Directors of the Company.

         Shareholders may find the provision for staggered terms disadvantageous to the extent that it may tend to discourage or render it more difficult for a person to acquire control of the Company because a person who acquires control of a company may desire to remove and replace directors immediately.

         This provision may not be altered, amended or repealed without the prior approval of the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast. Residency Requirements for Directors. The Articles of Incorporation provide that a Director must be a resident of the State of Indiana. This provision is consistent with the philosophy of the Company that the Bank should be responsive to and aware of the needs of the communities which the Bank serves. This provision may discourage a person from seeking to acquire control of the Company if such person did not reside within the State of Indiana.

         This provision may not be altered, amended or repealed without the prior approval of the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast.

         Removal of Directors. The Articles of Incorporation provide that a Director may be removed from office without cause prior to the expiration of his term only upon the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote for the election of Directors at any meeting called for that purpose. The Articles do provide for the removal of a Director by the remaining Directors if a Director fails to attend at least three consecutive Board of Directors meetings and a majority of the remaining Directors vote to remove such Director. Directors may be removed from office with cause upon the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote for the election of Directors.

         The Articles define two types of cause for removal. The first type of cause would occur if the Director is convicted of a felony or if he accepted immunity from prosecution in exchange for his testimony when another person has been so convicted. The second type of cause would occur if the Director is found, by a court of competent authority, to have acted willfully or recklessly in the performance of his duties as a Director of the Company.

         This provision may tend to moderate the pace at which changes in the composition of the Board of Directors of the Company may occur. This provision may prevent shareholders from removing Directors (as opposed to defeating their re-election) because of dissatisfaction with their performance unless the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast approved the removal.

         This provision may not be altered, amended or repealed without the approval of the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast.

         Certain Business Combinations. The Articles of Incorporation provide for certain voting requirements for the approval by the Board of Directors or the shareholders of certain business combinations affecting the Company. A "Business Combination" as defined in the Articles includes any merger, consolidation or share exchange of the Company with or into any other corporation; any sale, lease, exchange, pledge, transfer or other disposition, in one transaction or a series of transactions, of a material portion of the assets of the Company; and any liquidation or dissolution of the Company or any material subsidiary of the Company.

         The Articles provide that the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote is required to approve a Business Combination affecting the Company if the Business Combination is not first approved by the affirmative vote of at least two-thirds of the members of the Board of Directors. If, however, at least two-thirds of the members of the Board of Directors approves, and recommends approval to shareholders of, the proposed Business Combination, then only the affirmative vote of a majority of the outstanding shares of stock of the Company entitled to vote is required to approve the Business Combination.

         The Board of Directors of the Company believes that it is in the best interests of shareholders of the Company to encourage persons seeking to complete a Business Combination with the Company to enter into negotiations with the Board of Directors relating to such a transaction. The Board of Directors further believes that attempts to gain control of the Company, in certain instances, may not be beneficial to the interests of the Company and to its shareholders because such attempts may be structured in such a manner so as not to provide the Board with adequate time and information necessary to evaluate a proposal, to study alternative proposals and to seek to obtain the best possible terms of any such Business Combination. The Board of Directors also believes this provision will permit the Board of Directors to have adequate time to consider appropriate financial and non-financial factors permitted by law in determining whether to approve a Business Combination.

         This provision may tend to discourage or render it more difficult for a person to acquire control of the Company, even if such a transaction might generally be favorable to the interests of shareholders. This provision may also tend to perpetuate present management in that if a certain number of Directors do not approve a proposed Business Combination it may be more difficult to obtain the two-thirds shareholder approval requirement. In addition, this provision may give Directors and minority shareholders veto power over a Business Combination which a majority of the shareholders may believe is desirable.

         This provision may not be altered, amended or repealed without the approval of the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast.

         Non-Financial Considerations. In deciding whether to approve a Business Combination or a tender or exchange offer, the Articles of Incorporation require the Board of Directors to consider a number of factors in addition to the adequacy of the consideration to be paid. These factors may include the social and economic effects of the transaction on the Company, on its subsidiaries, employees, depositors and customers and on the communities in which the Company or its subsidiaries may conduct business or be located. The Directors will be charged with the responsibility of inquiring into the business and financial condition, results of operation and earnings potential of the interested party and to include an examination of the debt service or other financial obligations entered into by the interested or acquiring party, and the effect such conditions will have on the Company, its subsidiaries and the community. Furthermore the competence, experience and integrity of the management of the acquiring party will be thoroughly analyzed. These factors may also include the adequacy of the consideration offered in relation to the current market price of the outstanding securities of the Company, the current value of the Company in a freely negotiated transaction and the Board's estimate of the future value of the Company as an independent going concern, including the unrealized value of its properties and assets. This provision may discourage or make more difficult an attempt by a potential acquiring party to effect a Business Combination without giving the Board an opportunity to consider and approve the full consequences of the proposed transaction. The Board also believes that its obligation to evaluate a Business Combination with an interested party extends beyond merely comparing the consideration offered to the market price of the Company's stock at the time of the offer. While such a comparison is important, it is the Board's view that this one factor alone should not be determinative when evaluating either the financial benefits or overall desirability of a particular Business Combination. This provision recognizes the Board's obligations to evaluate a Business Combination in light of all relevant financial, as well as non-financial, criteria, including the legal and economic effect on the depositors and customers of the Company and the Bank, on the communities which the Company and the Bank serve and on the Company's business and properties.

         The Board of Directors believes that corporations in general, and banks in particular, occupy positions of special trust in the communities in which they are located and operate. It is a concern of the Board that the Company be managed in the interests of the community which is served by the Bank and that the Bank maintain its integrity as a locally-owned institution in the community. The Board also believes that this is in the best interests of the Company and its shareholders.

         This provision may not be altered, amended or repealed without the approval of the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast.

         Notice for Nominations and Proposals.  The Articles of
Incorporation provide that nominations for the election of directors and proposals for any new business to be taken up at any annual or special meeting of shareholders may be made by the Board of Directors of the Company or by any shareholder of the Company entitled to vote generally in the election of directors. Any shareholder making a nomination or proposal must provide the Secretary of the Company with written notice relating to the nominations and/or proposals not less than one hundred twenty (120) days prior to the date of any such meeting. The notice provided by the shareholder must contain certain information as set forth in the Articles of Incorporation. The Chairman of the annual or special meeting may determine that such nomination or proposal was not made in accordance with the Articles of Incorporation and declare such nomination defective or proposal disregarded and held over for action at the next annual or special meeting of the shareholders taking place thirty (30) days or more thereafter. A shareholder is limited to making one proposal for business to be considered at each annual or special meeting of shareholders.

         This provision may not be altered, amended or repealed without the approval of the holders of outstanding shares of stock of the Company representing at least two-thirds of the votes entitled to be cast.

                       SHARES ELIGIBLE FOR FUTURE SALE

         The Company presently has 90,000 shares of Common Stock outstanding. Those shares are held equally by the Founders and will be redeemed at their original cost immediately prior to completion of the offering. See "RELATED TRANSACTIONS - Redemption of Stock and Loans from Founders." Upon completion of the offering, the Company expects to have 1,250,000 shares of Common Stock outstanding (plus any shares issued and sold upon exercise by the Underwriter of the over-allotment option). The 1,250,000 shares of Common Stock sold in the offering (plus any additional shares sold upon the Underwriter's exercise of its over-allotment option) have been registered with the Commission under the Securities Act and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers or other affiliates of the Company (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of Common Stock pursuant to Rule 144 under the Securities Act without registration.

         In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of 1% of the outstanding shares of Common Stock or the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, holding periods for restricted shares, notice requirements and the availability of current public information about the Company.

         The Company and the directors and officers of the Company and the Bank (who are expected to hold an aggregate of approximately shares after the offering), have agreed, or will agree, that they will not issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriter for a period of 150 days from the date of this Prospectus, except that (i) they may sell shares to the Company in payment of part or all of the purchase price of shares purchased under the Stock Option Plans, and (ii) the directors and officers may give Common Stock owned by them to others who have agreed in writing to be bound by the same agreement.

         Prior to the offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of the offering. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                 UNDERWRITING

         Roney & Co., L.L.C. (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company 1,250,000 shares of Common Stock. The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to certain conditions and provides for the Company's payment of certain expenses incurred in connection with the review of the underwriting arrangements for the offering by the National Association of Securities Dealers,

Inc. (the "NASD"). The Underwriter is obligated to purchase all 1,250,000 of the shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriter, if any are purchased.

         If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriter for all accountable out-of-pocket expenses, including Underwriter's counsel's fees and any Blue Sky costs, incurred by it in connection with the proposed purchase and sale of Common Stock, up to $50,000. Such expenses will be credited by the Underwriter against the underwriting discount otherwise payable to the Underwriter upon any purchase by it of Common Stock.

         The Company and the Underwriter have agreed that the Underwriter will purchase the 1,250,000 shares of Common Stock offered hereunder at a price to the public of $12.00 per share less underwriting discounts and commissions of
$      per share.  However, underwriting discounts or commissions will be
incurred by the Company in the amount of $         per share with respect to
the first         shares of Common Stock sold to officers and directors of the
Company, their immediate families or certain other designated individuals. The Underwriter proposes to offer the Common Stock to selected dealers who are members of the NASD, at a price of $12.00 per share less a concession not in
excess of $          per share.  The Underwriter may allow, and such dealers
may re-allow, concessions not in excess of $          per share to certain
other brokers and dealers.

         The Underwriter has informed the Company that the Underwriter does not intend to make sales to any accounts over which it exercises discretionary authority.

         The Company has granted the Underwriter an option, exercisable within 30 days after the date of this offering, to purchase up to an additional shares of Common Stock from the Company to cover over-allotments, if any, at the same price per share as is to be paid by the Underwriter for the other shares offered hereby. If the over-allotment option is exercised in full, the Underwriter has agreed to credit $10,000 of its accountable expenses in connection with the offering that are otherwise reimbursable to the Underwriter by the Company against the aggregate discount on the over-allotment shares. The Underwriter may purchase such shares only to cover over-allotments, if any, in connection with the offering.

         The Underwriter has rendered financial advisory services to the Company in connection with the Merger. The Company has paid the Underwriter a fee of $25,000 for providing such services. In addition, the Company will be paid a contingent fee in the amount of $25,000 by the Company for general advisory services rendered in connection with the Merger which amount will be payable at the closing of the Merger. Further, the Company will indemnify the Underwriter and the controlling persons thereof against certain liabilities arising out of the Underwriter's financial advisory services rended to the Company.

         In connection with the offering of the Common Stock, the Underwriter and any selling group members and their respective affiliates may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids effected in accordance with Rule 104 of the Commission's Regulation M. Over-allotment is a transaction in which the Underwriter creates a short position for its own account by selling more Common Stock than it is committed to purchase from the Company. To cover all or part of a short position, the Underwriter may exercise the over-allotment option described above or may purchase Common Stock in the open market following completion of the initial offering of the Common Stock. In stabilizing transactions, the Underwriter may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such a transaction. The Underwriter is not required to engage in any of the foregoing transactions, and, if commenced, can be discontinued at any time.

         The Underwriting Agreement contains indemnity provisions between the Underwriter and the Company against certain liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriter and its controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Commission or with any state securities administrator, or any omission of certain material facts from such documents.

         There has been no public trading market for the Common Stock. The price at which the shares are being offered to the public was determined by negotiations between the Company and the Underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Several factors were considered in determining the initial offering price of the Common Stock, among them the size of the offering, the desire that the security being offered be attractive to individuals and the Underwriter's experience in dealing with initial public offerings for financial institutions.

                                LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for the Company by Krieg DeVault Alexander & Capehart, Indianapolis, Indiana. Leagre Chandler & Millard, Indianapolis, Indiana, is acting as counsel for the Underwriter in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                   EXPERTS

         The financial statements of the Company included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the development stage of the Company described in Note 1 to the financial statements), and are included in reliance upon the report of such firm given upon their authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of SCB included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto. Such consolidated financial statements and their report have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                         BLUE RIVER BANCSHARES, INC.
                          AND SHELBY COUNTY BANCORP

              UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 1997 and the unaudited pro forma combined consolidated statement of financial condition as of December 31, 1997, give effect to the following pro forma adjustments: (i) the aggregate amount of cash to be paid to the shareholders of SCB by the Company as a result of the Merger and the related purchase accounting adjustments, (ii) the consummation of the Offering and (iii) the termination of the Company's subchapter S election under the Code. The pro forma combined consolidated financial statements assume that these transactions occurred January 1, 1997 for the pro forma combined consolidated statement of operations for the year ended December 31, 1997. The pro forma combined consolidated statement of financial condition assumes that these transactions occurred on December 31, 1997. The Merger will be accounted for as a purchase, and the assets acquired and liabilities assumed in the acquisition of SCB will be recorded at their estimated fair values, with the excess of the purchase price over the net fair value recorded as goodwill. The purchase accounting adjustments are based on preliminary esimates of fair values. Actual fair values will be determined at the date of the Merger, and, accordingly the adjustments that have been included in the pro forma financial information are subject to change pending the final allocation of the total purchase cost of the Merger. This information should be read in conjunction with the historical financial statements of the Company, including the notes thereto, which appear elsewhere in this Prospectus, and with the historical consolidated financial statements of SCB, including the notes thereto, which also appear elsewhere in this Prospectus. See "FINANCIAL STATEMENTS--BLUE RIVER BANCSHARES, INC." and "CONSOLIDATED FINANCIAL STATEMENTS--SHELBY COUNTY BANCORP."

The pro forma financial data do not give effect to any revenue enhancements or operating efficiencies that the Company's management believes may result from the transaction. The pro forma financial data are not necessarily indicative of the results that actually would have occurred had the Merger been consummated on the dates indicated or that may occur in the future.

Unaudited pro forma earnings per share data, as adjusted, is calculated using 1,250,000 shares of Common Stock outstanding subsequent to the sale of the Common Stock offered hereby.

BLUE RIVER BANCSHARES, INC. AND SHELBY COUNTY BANCORP


UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------------
                                                    HISTORICAL         HISTORICAL             ACQUISITION         PRO FORMA
                                                    BLUE RIVER       SHELBY COUNTY (7)        ADJUSTMENTS          COMBINED
Interest income:
  Loans                                                                  $6,299,344          $(268,624) (1)       $6,030,720
  Interest-bearing deposits                                                 148,762                                  148,762
  Investment securities                                                     459,033             (3,231) (2)          455,802

  Dividends from FHLB                                                        65,368                                   65,368
                                                    ---------            ----------          ---------            ----------
            Total interest income                                         6,972,507           (271,855)            6,700,652
                                                    ---------            ----------          ---------            ----------

Interest expense:
  Interest expense on deposits                                            3,119,364           (304,312) (3)        2,815,052
  Interest expense on FHLB advances and
    other borrowings                                                        986,452                                  986,452
                                                    ---------            ----------          ---------            ----------
            Total interest expense                                        4,105,816           (304,312)            3,801,504
                                                    ---------            ----------          ---------            ----------

Net interest income                                                       2,866,691             32,457             2,899,148
Provision for loan losses                                                   111,000                                  111,000
                                                    ---------            ----------          ---------            ----------
Net interest income after provision for losses                            2,755,691             32,457             2,788,148
                                                    ---------            ----------          ---------            ----------

Non-interest income:
  Service charges                                                           252,717                                  252,717
  Other                                                                     112,512                                  112,512
                                                    ---------            ----------          ---------            ----------
            Total non-interest income                                       365,229                                  365,229
                                                    ---------            ----------          ---------            ----------

Non-interest expense:
  Salaries and employee benefits                    $  45,545               957,343            160,991  (4)        1,163,879
  Premises and equipment                                                    266,720                                  266,720
  Federal deposit insurance                                                  70,470                                   70,470
  Data processing                                                           269,539                                  269,539
  Advertising                                                               150,677                                  150,677
  Bank fees and charges                                                      74,856                                   74,856
  Amortization of goodwill                                                                     211,778  (5)          211,778
  Other                                                71,245               451,770                                  523,015
                                                    ---------            ----------          ---------            ----------
            Total non-interest expense                116,790             2,241,375            372,769             2,730,934
                                                    ---------            ----------          ---------            ----------

Income (loss) before income taxes                    (116,790)              879,545           (340,312)              422,443

Income taxes                                                                320,980            (98,130) (6)          222,850
                                                    ---------            ----------          ---------            ----------

Net income (loss)                                   $(116,790)             $558,565          $(242,182)           $  199,593
                                                    =========            ==========          =========            ==========

Basic earnings (loss) per share                     $   (1.30)           $     3.17                               $     0.16
                                                    =========            ==========                               ==========

BLUE RIVER BANCSHARES, INC. AND SHELBY COUNTY BANCORP


UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------------------

                                             HISTORICAL     HISTORICAL       ACQUISITION          OFFERING           PRO FORMA
ASSETS                                       BLUE RIVER    SHELBY COUNTY     ADJUSTMENTS        ADJUSTMENTS           COMBINED
                                             ----------    -------------     -----------        -----------           --------
Cash and cash equivalents:
  Cash                                        $  1,001      $   846,268     $(10,996,363) (8)   $13,700,000  (12)   $  3,494,211
                                                                                                    (18,000) (13)
                                                                                                    (69,400) (14)
                                                                                                     30,705  (15)
  Interest-bearing deposits                                   4,821,320                                                4,821,320
                                              --------      -----------     ------------        -----------         ------------
                                                 1,001        5,667,588      (10,996,363)        13,643,305            8,315,531
                                              --------      -----------     ------------        -----------         ------------

Investment securities available for sale                      8,177,547                                                8,177,547
Investment securities held to maturity                          770,023           12,925  (9)                            782,948
Loans receivable, net                                        79,090,635        1,441,870  (9)                         80,532,505
Accrued interest receivable                                     650,934                                                  650,934
Stock in FHLB of Indpls                                         920,200                                                  920,200
Premises and equipment                                        1,760,063                                                1,760,063
Prepaid expenses and other assets                               183,992                                                  183,992
Deferred acquisition costs                      64,663                           (64,663) (11)
Deferred offering costs                         37,533                                              (37,533) (15)
Goodwill                                                                       3,176,663  (9)                          3,176,663
                                              --------      -----------     ------------        -----------         ------------
                                              $103,197      $97,220,982     $ (6,429,568)       $13,605,772         $104,500,383
                                              ========      ===========     ============        ===========         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
  LIABILITIES:
    Deposits                                                $70,783,787     $    680,618  (9)                       $ 71,464,405
    Advances from FHLB and other borrowings                  18,054,180                                               18,054,180
    Accrued interest payable                                    129,408                                                  129,408
    Income taxes payable                                        184,217                                                  184,217
    Deferred income taxes                                       443,653          217,529  (9)                            661,182
    Notes payable to shareholders             $ 69,400                                          $   (69,400) (14)
    Accrued expenses and other liabilities     132,587          137,685          225,000  (9)        (6,828) (15)        423,781
                                                                                 (64,663) (11)
                                              --------      -----------     ------------        -----------         ------------
                                               201,987       89,732,930        1,058,484            (76,228)          90,917,173
                                              --------      -----------     ------------        -----------         ------------

SHAREHOLDERS' EQUITY:
  Common stock                                  18,000        1,358,123       (1,358,123)        13,700,000  (12)     13,700,000
                                                                                                    (18,000) (13)
  S Corporation accumulated deficit           (116,790)                                             116,790  (16)
  Retained earnings (deficit)                                 5,339,650       (5,339,650)          (116,790) (16)       (116,790)
  Net unrealized appreciation on
    investment securities available for sale                    790,279         (790,279)
                                              --------      -----------     ------------        -----------         ------------
                                               (98,790)       7,488,052       (7,488,052) (9)    13,682,000           13,583,210
                                              --------      -----------     ------------        -----------         ------------
                                              $103,197      $97,220,982     $ (6,429,568)       $13,605,772         $104,500,383
                                              ========      ===========     ============        ===========         ============

PER SHARE DATA:
  Shares outstanding                            90,000          175,550                                                1,250,000
  Book value per share                        $  (1.10)     $     42.56                                             $      10.87
  Tangible book value per share               $  (1.10)     $     42.56                                             $       8.32

NOTES TO BLUE RIVER BANCSHARES, INC. AND SHELBY COUNTY BANCORP
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) Reflects amortization of premium on loans of $1,441,870 over projected weighted average life 7 years of the portfolio using the level yield method.

(2) Reflects amortization of premium on investment securities of $12,925 over the average remaining life of the portfolio (4 years) using the level yield method.

(3) Reflects amortization of premium on deposits of $680,618 over the weighted average remaining life (1.25 years) of the deposits using the level yield method.

(4) Reflects net increase in salaries and related benefits resulting from the employment of three additional officers of the Company offset by the termination of the president of SCB.

(5) Reflects amortization of goodwill arising from the Merger (estimated to be $3,176,663) on a straight- line basis over a 15-year period. Also see
     Note 9 below.

(6) Reflects income tax expense attributable to purchase accounting adjustments and revocation of the Company's S Corporation election associated with the Merger at the combined statutory federal and state rate of 40%.

(7) Reflects SCB's fiscal year results consisting of results for the three months in the period ended December 31, 1997 and the nine months in the period ended September 30, 1997.

(8)  Reflects net costs of acquisition as follows:

        Purchase price                                   $11,005,500
        Acquisition costs                                    177,163
                                                         -----------
          Subtotal                                        11,182,663
          Less proceeds from exercise of SCB options        (186,300)
                                                         -----------
          Net cost of acquisition                        $10,996,363
                                                         ===========

        NOTES TO BLUE RIVER BANCSHARES, INC. AND SHELBY COUNTY BANCORP
              UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(9) Reflects excess of estimated net fair value of assets acquired and liabilities assumed in the Merger as follows:

           Net cost of acquisition                                $10,996,363
           Less SCB shareholders' equity at December 31, 1997      (7,488,052)
                                                                  -----------

           Excess consideration over book value                     3,508,311
                                                                  -----------

           Adjustments to reflect fair value:
             Investment securities held to maturity                    12,925
             Loans                                                  1,441,870
             Deposits                                                (680,618)
             Other liabilities                                       (225,000)
             Tax effect of above adjustments                         (217,529)   (10)
                                                                  -----------

             Less total fair value adjustments                        331,648
                                                                  -----------

             Total goodwill                                       $ 3,176,663
                                                                  ===========


     The purchase accounting adjustments are based on preliminary estimates of fair values. Actual fair values will be determined at the date of the Merger and, accordingly, the adjustments that have been included in the pro forma financial information are subject to change pending the final allocation of the total purchase cost of the Merger.

(10) Reflects net deferred tax liability attributable to purchase accounting adjustments associated with the Merger at the combined statutory federal and state rate of 40%.

(11) To eliminate $64,663 of previously recorded deferred acquisition costs.

(12) Reflects issuance and sale of 1,250,000 shares of Common Stock at $12 per share in this offering, net of estimated underwriting costs of $1.3 million.

(13) Reflects the Company's redemption and cancellation of 90,000 shares of Founders Common Stock at their initial cost of $.20 per share.

(14) Reflects payment of notes payable to shareholders.

(15) To eliminate $37,533 of previously recorded deferred offering costs.

(16) Reflects the reclassification of the Company's S Corporation accumulated deficit to retained earnings (deficit) upon termination of the S Corporation election.

                            ADDITIONAL INFORMATION

         The Company has filed with the Commission a Form SB-2 Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an Exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. For further information pertaining to the shares of Common Stock offered hereby and to the Company, reference is made to the Registration Statement, including the Exhibits filed as a part thereof, copies of which can be inspected (without cost) at and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York, 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The information is also available on the World Wide Web site maintained by the Commission at http://www.sec.gov.

                         BLUE RIVER BANCSHARES, INC.
                        (A DEVELOPMENT STAGE COMPANY)

                                    INDEX
                                    -----
                                                                          PAGE
Independent Auditors' Report                                               F-2

Financial Statements:

    Statement of Financial Condition as of December 31, 1997               F-3

    Statement of Operations for the Period March 18, 1997 (date of
      incorporation) Through December 31, 1997                             F-4

    Statement of Shareholders' Deficiency for the Period March 18,
      1997 (date of incorporation) Through December 31, 1997               F-5

    Statement of Cash Flows for the Period March 18, 1997 (date of
      incorporation) Through December 31, 1997                             F-6

    Notes to Financial Statements                                          F-7

INDEPENDENT AUDITORS' REPORT


Shareholders
Blue River Bancshares, Inc.
Shelbyville, Indiana

We have audited the accompanying statement of financial condition of Blue River Bancshares, Inc. (a development stage company) as of December 31, 1997, and the related statements of operations, changes in shareholders' deficiency and cash flows for the period March 18, 1997 (date of incorporation) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, and the results of its operations and its cash flows for the period March 18, 1997 (date of incorporation) through December 31, 1997 in conformity with generally accepted accounting principles.

The Company is in the development stage at December 31, 1997.  As discussed in
Note 1 to the financial statements, the Company has not yet completed its public offering of common stock or obtained the required regulatory approvals with respect to the acquisition of Shelby County Bancorp.



/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 17, 1998

BLUE RIVER BANCSHARES, INC.
(A DEVELOPMENT STAGE COMPANY)


STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 1997
------------------------------------------------------------------------------
ASSETS

  Cash                                                              $   1,001
  Deferred acquisition costs                                           64,663
  Deferred offering costs                                              37,533
                                                                    ---------

TOTAL                                                               $ 103,197
                                                                    =========


LIABILITIES AND SHAREHOLDERS' DEFICIENCY

LIABILITIES:
  Accrued liabilities                                               $ 132,587
  Notes payable to shareholders                                        69,400
                                                                    ---------
        Total liabilities                                             201,987
                                                                    ---------

COMMITMENTS AND CONTINGENCIES (Note 1)

SHAREHOLDERS' DEFICIENCY:
  Common stock, no par value; authorized 15,000,000 shares,
    issued and outstanding 90,000 shares                               18,000
  Accumulated deficit                                                (116,790)
                                                                    ---------
        Total shareholders' deficiency                                (98,790)
                                                                    ---------

TOTAL                                                               $ 103,197
                                                                    =========

See notes to financial statements.

BLUE RIVER BANCSHARES, INC.
(A DEVELOPMENT STAGE COMPANY)


STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 18, 1997 (DATE OF INCORPORATION)
THROUGH  DECEMBER 31, 1997
------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES:
  Salaries and employee benefits                                    $  45,545
  Legal and professional expenses                                      33,591
  Director fees                                                        12,000
  Other expenses                                                       25,654
                                                                    ---------
            Total general and administrative expenses                 116,790
                                                                    ---------

NET LOSS                                                            $(116,790)
                                                                    =========

BASIC LOSS PER SHARE                                                $   (1.30)
                                                                    =========

DILUTED LOSS PER SHARE                                              $   (1.30)
                                                                    =========

See notes to financial statements.

BLUE RIVER BANCSHARES, INC.
(A DEVELOPMENT STAGE COMPANY)


STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
FOR THE PERIOD MARCH 18, 1997 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------

                                                                       DEFICIENCY
                                                                       ACCUMULATED
                                                                       DURING THE
                                           SHARES         COMMON       DEVELOPMENT
                                         OUTSTANDING       STOCK          STAGE          TOTAL
                                         -----------      -------      -----------     ---------
Balance at inception (March 18, 1997)            -              -               -              -
Issuance of common stock                    90,000        $18,000                      $  18,000
Net loss                                         -              -       $(116,790)      (116,790)
                                            ------        -------       ---------      ---------

Balance at December 31, 1997                90,000        $18,000       $(116,790)     $  98,790
                                            ======        =======       =========      =========

See notes to financial statements.

BLUE RIVER BANCSHARES, INC.
(A DEVELOPMENT STAGE COMPANY)


STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 18, 1997 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 1997
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                          $(116,790)
  Adjustments to reconcile net loss to net cash used in
      operating activities:
    Increase in accrued liabilities                                    61,096
                                                                    ---------
         Net cash used in operating activities                        (55,694)
                                                                    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions from shareholders                              18,000
  Deferred offering costs                                             (30,705)
  Proceeds from notes payable to shareholders                          69,400
                                                                    ---------
         Net cash provided by financing activities                     56,695
                                                                    ---------

NET INCREASE IN CASH                                                    1,001

CASH, BEGINNING OF THE PERIOD                                               0
                                                                    ---------

CASH, END OF THE PERIOD                                             $   1,001
                                                                    =========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Accrued liabilities at December 31, 1997 includes $6,828 of deferred offering costs and $64,663 of deferred acquisition costs.

See notes to financial statements.

BLUE RIVER BANCSHARES, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1997 AND THE PERIOD MARCH 18, 1997
(DATE OF INCORPORATION) THROUGH DECEMBER 31, 1997
------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION - Blue River Bancshares, Inc. (the "Company") was incorporated under the laws of the state of Indiana on March 18, 1997 with an initial capitalization of $18,000. The Company currently does not have any operations but intends to either (i) acquire control of an existing bank or savings association located in central or southeastern Indiana, (ii) acquire one or more branches of a financial institution located in central or southeastern Indiana and operate such branches as a wholly-owned subsidiary of the Company, or (iii) form a de novo Indiana-chartered bank.

     MERGER AGREEMENT WITH SHELBY COUNTY BANCORP - On February 5, 1998, the Company entered into a definitive merger agreement, as amended and restated on March 12, 1998, ( the "Merger" or "Merger Agreement") with Shelby County Bancorp ("SCB"). Pursuant to the Merger Agreement, the Company will acquire Shelby County Savings Bank, FSB (the "Bank"), a wholly owned subsidiary of SCB, through the merger of the Company with SCB. Under the terms of the Merger Agreement, each outstanding share of common stock of SCB ("SCB Common Stock") will be converted into the right to receive $58 from the Company. SCB shareholders will be entitled to receive in exchange for all the shares of SCB Common Stock, cash in the amount of $11,005,500, assuming all the outstanding options for shares of SCB Common Stock have been exercised prior to the closing of the Merger and no SCB shareholder asserts and perfects dissenters' rights in accordance with Indiana law. In connection with the Merger, the Company will rename Shelby County Savings Bank, FSB to Shelby County Bank.

     The Merger will be accounted for as a purchase. Under this method of accounting, the assets acquired and liabilities assumed in the acquisition of SCB will be recorded at their estimated fair values, with the excess of the purchase price over the net fair value recorded as goodwill which is expected to be amortized over a 15 year period using the straight-line method. The purchase accounting adjustments are based on preliminary estimates of fair values. Actual fair values will be determined at the date of the Merger, and, accordingly the adjustments that have been included in the pro forma financial information are subject to change pending the final allocation of the total purchase cost of the Merger.

     The Company's results of operations as shown in the following table are as if the proposed 1998 acquisition of SCB and the Bank had occurred as of January 1, 1997. The unaudited pro forma results for the year ended December 31, 1997 are not necessarily indicative of the actual results of operations that would have occurred had the acquisition actually been made at the beginning of 1997:


                                                     (UNAUDITED)

           Net interest income                        $2,900,000
           Income before income taxes                    423,000
           Net income                                    200,000
           Basic earnings per share                         0.16
           Diluted earnings per share                       0.16


     The acquisition of SCB and the Bank is contingent upon successful completion of the Offering (see below) and receiving the approval of various banking regulatory authorities.

     INITIAL PUBLIC OFFERING - In connection with the Merger Agreement, the Company intends to effect an initial public offering (the "Offering") of its common stock through a Registration Statement on Form SB-2 to be filed with the Securities and Exchange Commission. The Company intends to raise a minimum of $15,000,000 in equity capital through the sale of 1,250,000 shares of the Company's Common Stock at $12 per share. Underwriting discounts and offering costs are estimated to be approximately $1.3 million. Proceeds from the Offering will be used as payment of the Merger consideration, additional capitalization for the Bank, repayment of the notes payable to shareholders redemption of the Company's 90,000 shares of Common Stock and general corporate purposes. The transaction is expected to occur in the second quarter of 1998.

     STOCK OPTION PLANS - The Company has adopted separate stock option plans for Directors of the Company and the Bank (the "1997 Directors' Stock Option Plan") and for officers and key employees of the Company and the Bank (the "1997 Key Employee Stock Option Plan"). The Company has reserved 35,000 and 90,000 shares of Common Stock that may be issued pursuant to the 1997 Employee Stock Option Plan and the 1997 Directors' Stock Option Plan, respectively. In 1997, the Company granted a total of 60,000 shares of Common Stock at $12 per share to shareholders of the Company. In addition, the Company intends to grant stock options to certain directors and officers of the Company in connection with the Offering with an exercise price equal to the Offering price per share or the fair value of a share on the date of the grant.

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" during 1997. The standard provides for the adoption, at the option of the Company, of a fair value method of accounting for stock options and similar equity instruments. The Company has elected to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company estimated the SFAS 123 fair value by utilizing the binomial options pricing model based upon estimated values for the risk-free rate, volatility rate and life ranges. The pro forma compensation effects of this calculation were insignificant.

     DEFERRED OFFERING COSTS - Deferred offering costs include legal, consulting and accounting costs incurred in connection with the registration of the Company's common stock. These costs will be charged against the proceeds or, if the offering is not successful, charged to expense at that time.

     DEFERRED ACQUISITION COSTS - Deferred acquisition costs include legal, consulting and accounting costs incurred in connection with the proposed acquisition of Shelby County Bancorp. These costs will be considered as an increase to the purchase price for Shelby County Bancorp or, if the Merger Agreement is not successful, charged to expense at that time.

     NOTES PAYABLE TO SHAREHOLDERS - Shareholders of the Company have made loans to the Company aggregating $69,400 at December 31, 1997 for use in connection with the funding of certain acquisition costs, offering costs, and operational expenses. The loans bear interest at an annual rate of 8.5% and are due and payable on demand. The Company intends to repay the loans from the proceeds of the Offering.

     EMPLOYMENT AGREEMENT - The Company has entered into an employment agreement with an executive officer. Under certain circumstances provided in the agreement, the Company may be obligated to continue the officer's salary for a period of up to three years.

     LEASE COMMITMENTS - The Company leases office space pursuant to an operating lease agreement on a month to month basis for $1 per month. The difference between the monthly lease payment and the fair value of the leased space was not material. Following the Merger, the Company will maintain its offices in the main office of the Bank.

     INCOME TAXES - The shareholders have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the stockholders are taxed on their proportionate share of the net income or loss of the Company. Consequently, the accompanying financial statements do not reflect any provision or liability for federal or state income taxes. Prior to the Offering, the Subchapter S election of the Company will terminate and the Company will become subject to all federal, state, and local corporate taxes on income.

     ACCOUNTING ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     LOSS PER SHARE - The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share", effective December 31, 1997. Basic and diluted loss per share of common stock are based upon the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding was 90,000 shares for the period March 18, 1997 (date of incorporation) through December 31, 1997.

                                 * * * * * *

          CONSOLIDATED FINANCIAL STATEMENTS - SHELBY COUNTY BANCORP

                                    INDEX
                                    -----

                                                                      Page
                                                                     Number
                                                                     ------
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . .   G-2


Financial Statements

   Consolidated Statements of Financial Condition as of
   December 31, 1997 (Unaudited) and as of September 30,
   1997 and 1996 . . . . . . . . . . . . . . . . . . . . . . . . . .   G-3

   Consolidated Statements  of Earnings for the Three Months
   Ended December 31, 1997 and 1996 (Unaudited) and for
   the Years Ended September 30, 1997 and 1996 . . . . . . . . . . .   G-4

   Consolidated Statements of Shareholders' Equity for the Three
   Months Ended December 31, 1997 and 1996 (Unaudited) and
   for the Years Ended September 30, 1997 and 1996 . . . . . . . . .   G-5

   Consolidated Statements of Cash Flows for the Three Months
   Ended December 31, 1997 and 1996 (Unaudited) and for the
   Years Ended September 30, 1997 and 1996 . . . . . . . . . . . . .   G-6


   Notes to Consolidated Financial Statements  . . . . . . . . . . .   G-7

                         INDEPENDENT AUDITORS' REPORT

         We have audited the accompanying consolidated statements of financial condition of Shelby County Bancorp and Subsidiary: as of September 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shelby County Bancorp and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Indianapolis, Indiana
November 21, 1997

SHELBY COUNTY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                     December 31,           September 30,
                                                                        1997
Assets                                                               (unaudited)         1997           1996
Cash and cash equivalents:
    Cash                                                                $846,268     $   663,335     $1,043,977
    Interest-bearing deposits                                          4,821,320       1,772,848      3,879,299
                                                                     ------------------------------------------
                                                                       5,667,588       2,436,183      4,923,276
Investment securities available for sale (note 2)                      8,177,547       7,886,663      7,243,756
Investment securities held to maturity (market value:
    $782,948, $806,995 and $1,275,717) (note 3)                          770,023         808,817      1,267,448
Loans receivable, net (note 4)                                        79,090,635      76,037,920     66,098,422
Accrued interest receivable on investment securities                     150,959         133,053        104,504
Accrued interest receivable on loans                                     499,975         486,247        424,054
Stock in FHLB of Indianapolis, at cost                                   920,200         920,200        620,100
Premises and equipment (note 5)                                        1,760,063       1,774,961      1,874,702
Real estate owned                                                         36,727          36,727            ---
Prepaid expenses and other assets                                        147,265          88,607        119,353
                                                                     ------------------------------------------
                                                                     $97,220,982     $90,609,378    $82,675,615
                                                                     ==========================================
Liabilities and Shareholders' Equity

Liabilities:
    Deposits (note 6)                                                $70,783,787     $64,633,384    $65,286,137
    Advances from FHLB and other borrowings (note 7)                  18,054,180      18,057,629     10,071,360
    Accrued interest on deposits and FHLB advances                       129,408         126,484        133,492
    Income taxes payable                                                 184,217          70,789        225,237
    Deferred income taxes (note 8)                                       443,653         333,912          4,954
    Accrued expenses and other liabilities (note 6)                      137,685         215,858        521,557
                                                                     ------------------------------------------
                                                                      89,732,930      83,438,056     76,242,737
                                                                     ------------------------------------------
Shareholders' equity (note 10):
    Common stock no par value; shares authorized of 5,000,000,
        shares issued and outstanding of 175,950                       1,358,123       1,358,123      1,358,123
    Retained earnings - substantially restricted                       5,339,650       5,187,531      4,744,525

    Net unrealized appreciation on investment securities
        available for sale (notes 2 and 8)                               790,279         625,668        330,230
                                                                     ------------------------------------------
                                                                       7,488,052       7,171,322      6,432,878
                                                                     ------------------------------------------
Commitments and contingencies (notes 4 and 7)
                                                                     $97,220,982    $ 90,609,378    $82,675,615
                                                                     ==========================================

See accompanying notes to consolidated financial statements.

SHELBY COUNTY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF EARNINGS

                                                          Three Months Ended             For the Years Ended
                                                              December 31,                   September 30,
                                                         1997             1996
                                                            (unaudited)                   1997          1996
 --------------------------------------------------------------------------------------------------------------
 Interest income:
    Loans receivable                                  $1,672,604      $1,439,242       $6,065,982    $5,036,470
    Mortgage-backed securities                            48,129          70,479          303,587       311,135
    Interest-bearing deposits                             62,288          21,687          108,161       234,009
    Investment securities                                 65,442          58,876          171,230       222,910
    Dividends from FHLB                                   18,555          12,236           59,049        35,008
                                                      ---------------------------------------------------------
         Total interest income                         1,867,018       1,602,520        6,708,009     5,839,532
                                                      ---------------------------------------------------------
 Interest expense on deposits (note 6)                   848,616         758,008        2,996,545     3,219,473
 Interest expense on FHLB advances and other
    borrowings (note 7)                                  268,421         145,602          895,844       122,018
                                                      ---------------------------------------------------------
         Total interest expense                        1,117,037         903,610        3,892,389     3,341,491
                                                      ---------------------------------------------------------
         Net interest income                             749,981         698,910        2,815,620     2,498,041
 Provision for loan losses (note 4)                       30,000          23,000          104,000       100,000
                                                      ---------------------------------------------------------
         Net interest income after provision for
             loan losses                                 719,981         675,910        2,711,620     2,398,041
                                                      ---------------------------------------------------------
 Non-interest income:
    Service charges and fees                              63,074          59,740          249,383       235,991
    Annuity commissions                                      ---             ---              268        41,304
    Other (note 2)                                        37,675          25,114           99,683       240,478
                                                      ---------------------------------------------------------
         Total non-interest income                       100,749          84,854          349,334       517,773
                                                      ---------------------------------------------------------
 Non-interest expense:
    Salaries and employee benefits                       240,757         243,789          960,375       939,740
    Premises and equipment                                62,985          65,217          268,952       271,121
    Federal deposit insurance (note 6)                    22,019          26,270           74,721       484,823
    Data processing                                       74,641          60,504          255,402       236,452
    Advertising                                           24,350          35,298          161,625       140,476
    Bank fees and charges                                 13,324          22,764           84,296        72,403
    Other                                                 95,279          90,992          447,483       400,518
                                                      ---------------------------------------------------------
         Total non-interest expense                      533,355         544,834        2,252,854     2,545,533
                                                      ---------------------------------------------------------
         Earnings before income taxes                    287,375         215,930          808,100       370,281
 Income taxes (note 8)                                   113,262          87,002          294,720       134,100
                                                      ---------------------------------------------------------
         Net earnings                                   $174,113        $128,928         $513,380      $236,181
                                                      =========================================================
 Basic earnings per share                                   $.99            $.73            $2.92         $1.34
                                                      =========================================================
 Dilutive earnings per share                                $.96            $.72            $2.83         $1.32
                                                      =========================================================

See accompanying notes to consolidated financial statements.

SHELBY COUNTY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                               Unrealized
                                                                             appreciation on
                                                                               investment
                                                                               securities          Total
                                                                 Retained     available for     shareholders
                                                  Common stock   earnings         sale             equity
                                                  ----------------------------------------------------------
 Balance at September 30, 1995                     $ 1,340,873  $ 4,578,724        $ 290,881     $ 6,210,478
    Exercise of options for 1,725 shares of
         common stock at $10 per share (note 10)        17,250          ---              ---          17,250
    Net change in unrealized appreciation on
         investment securities available for
         sale (note 2)                                     ---          ---           39,349          39,349
    Dividends ($.40 per share)                             ---      (70,380)             ---         (70,380)
    Net earnings for 1996                                  ---      236,181              ---         236,181
                                                  ----------------------------------------------------------
 Balance at September 30, 1996                       1,358,123    4,744,525          330,230       6,432,878
    Net change in unrealized appreciation on
         investment securities available for
         sale (note 2)                                     ---          ---          295,438         295,438
    Dividends ($.40 per share)                             ---      (70,374)             ---         (70,374)
    Net earnings for 1997                                  ---      513,380              ---         513,380
                                                  ----------------------------------------------------------
 Balance at September 30, 1997                      $1,358,123    5,187,531          625,668       7,171,322
    Net change in unrealized appreciation on
    investment securities available for sale
       (unaudited)                                        ---           ---          164,611         164,611
    Dividends ($.125 per share) (unaudited)               ---       (21,994)             ---         (21,994)
    Net earnings (unaudited)                              ---       174,113              ---         174,113
                                                  ----------------------------------------------------------
    Balance at December 31, 1997 (unaudited)        $1,358,123   $5,339,650         $790,279      $7,488,052
                                                  ==========================================================

See accompanying notes to consolidated financial statements.

SHELBY COUNTY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Three Months Ended        For the Years Ended
                                                                 December 31,              September 30,
                                                              1997          1996
                                                                 (unaudited)            1997          1996
                                                            -------------------------------------------------
Cash flows from operating activities:
  Net earnings                                              $174,113      $128,928  $   513,380    $  236,181
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                           42,443        37,904      157,211       110,761
      Net deferred loan origination fees                      12,967         6,446       (9,979)       (8,117)
      Deferred income taxes                                                             132,000      (155,846)
      Provision for loan losses                               30,000        23,000      104,000       100,000
      Loss on disposal of premises and equipment                  ---           ---         ---           ---
      (Increase) decrease in accrued interest
        receivable on investment securities                  (17,906)       14,333      (28,549)      (36,223)
      (Increase) decrease in other assets                    (58,658)          251       30,746        26,733
      Increase (decrease) in other liabilities                38,179      (293,448)    (467,155)      540,661
      Gain on sale of securities available for sale           10,240          (258)      (5,807)      (28,445)
                                                          ---------------------------------------------------
        Net cash provided (used) by operating
        activities                                           231,378       (82,844)     425,847       785,705
                                                          ---------------------------------------------------
Cash flows from investing activities:
    Loans funded net of collections                       (3,109,410)   (3,085,872) (10,132,439)  (15,838,914)
    Purchase of securities available for sale             (1,199,570)     (451,267)  (5,201,233)   (7,916,623)
    Purchase of securities held to maturity                       ---           ---         ---      (116,446)
    Proceeds from sales of securities available for
    sale                                                   1,108,916       187,136    4,533,477     3,575,098
    Maturities of securities available for sale               92,741       242,115      488,863     3,190,824
    Maturities of securities held to maturity                                           448,255       148,102
    Purchase of FHLB stock                                                (104,900)    (300,100)     (210,800)
    Purchase of premises and equipment                       (17,610)      (31,981)     (47,758)      (37,645)
    Disposals of premises and equipment                                     16,154       34,853           ---
                                                          ---------------------------------------------------
        Net cash used in investing activities             (3,124,933)   (3,228,615) (10,176,082)  (17,206,404)
                                                          ---------------------------------------------------
Cash flows from financing activities:
    Dividends paid on common stock                           (21,994)      (17,595)     (70,374)      (70,380)
    Net increase (decrease) in deposits                    6,150,403      (998,249)    (652,753)    4,084,063
    Proceeds from FHLB advances and other borrowings             ---     4,500,000    8,000,000    10,081,000
    Repayments of FHLB advances and other borrowings          (3,449)       (3,359)     (13,731)       (9,640)
    Proceeds from issuance of common stock through
      stock option plan                                          ---           ---          ---        17,250
                                                          ---------------------------------------------------
        Net cash provided by financing activities          6,124,960     3,480,797    7,263,142    14,102,293
                                                          ---------------------------------------------------
Net increase (decrease) in cash and cash equivalents       3,231,405       169,338   (2,487,093)   (2,318,406)
Cash and cash equivalents at beginning of year             2,436,183     4,923,276    4,923,276     7,241,682
                                                          ---------------------------------------------------
Cash and cash equivalents at end of year                  $5,667,588    $5,092,614  $ 2,436,183     4,923,276
                                                          ===================================================
Supplemental cash flow information:
    Interest paid                                           $843,165      $881,822  $ 3,899,397    $3,320,806
                                                          ===================================================
    Income taxes paid                                       $111,156      $100,000  $   312,000    $   80,000
                                                          ===================================================
    Loans transferred to real estate owned                  $    ---      $    ---  $    36,727    $      ---
                                                          ===================================================

See accompanying notes to consolidated financial statements.

SHELBY COUNTY BANCORP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The consolidated financial statements include the accounts of Shelby County Bancorp (the "Corporation") and its wholly-owned subsidiary, Shelby County Savings Bank, FSB and subsidiaries (the "Savings Bank"). All significant intercompany balances and transactions are eliminated in consolidation.

         The Savings Bank offers retail deposit and lending services through its office and banking center in Shelbyville, Indiana and branches in Shelbyville, Morristown and St. Paul, Indiana. The Savings Bank is subject to competition from other financial institutions and is regulated by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

         The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

         The consolidated statement of financial condition as of December 31, 1997 and the related consolidated statements of earnings, changes in sharehholders' equity and cash flows for the three months ended December 31, 1997 and 1996 are unaudited. However, in the opinion of management, the interim consolidated financial statements include all adjustments, which consist of only normal recurring adjustments, necessary for fair presentation of the Corporation's financial statements. The results of operations for the unaudited three month period ended December 31, 1997, are not necessarily indicative of the results which may be expected for the entire fiscal year 1998.

Securities Held to Maturity and Available for Sale

         Securities classified as available for sale are securities that the Corporation intends to hold for an indefinite period of time, but not necessarily until maturity, and include securities that management might use as part of its asset-liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, and which are carried at market value. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized.

         Securities classified as held to maturity are securities that the Corporation has both the ability and positive intent to hold to maturity and are carried at cost adjusted for amortization of premium or accretion of discount. Gains and losses are computed on a specific identification basis.

Loans Receivable and Real Estate Owned

         Loans receivable are considered long-term investments and, accordingly, are carried at historical cost. The Savings Bank has a mortgage lien on all real estate on which mortgage, participation or purchased loans are made. Substantially all loan originations are secured by mortgages on property in Shelby County, Indiana.

         An allowance for interest accrued but uncollected is established once a loan is 90 days delinquent, in process of foreclosure or is otherwise considered to be uncollectible as determined by management.

         The Bank provides specific valuation allowances for estimated losses on loans and real estate owned when a significant and permanent decline in value occurs. Loans considered to be impaired are reduced to the present value of expected future cash flows or to fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, allocations are considered in relation to the overall adequacy of the allowance for loan losses and subsequent adjustment to the loss provision. In providing valuation allowances, through a charge to operations, the estimated net realizable value of the underlying collateral and the costs of holding real estate are considered. Non-specific valuation allowances for estimated losses are established based on management's judgment of current economic conditions and the credit risk of the loan portfolio and real estate owned.

         Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and borrower circumstances. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.

Loan Fees

         Loan origination fees and certain direct costs are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield.

FHLB Stock

         Federal law requires a member institution of the Federal Home Loan Bank system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances.

Premises and Equipment

         Purchases of premises and equipment and expenditures which materially extend useful lives are capitalized at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows: 2 to 50 years for buildings and improvement and 2 to 20 years for furniture and equipment.

Federal Income Taxes

         The Corporation and the Savings Bank file consolidated tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents

         For purposes of reporting cash flows, the Corporation considers cash on hand and at banks and liquid money market investments of less than three months maturity to be cash equivalents.

Earnings Per Share

         In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). FAS 128 provides computation, presentation and disclosure requirements for earnings per share and supersedes Accounting Principles Board Opinion 15. Basic earnings per share for 1997 and 1996 were computed by dividing net earnings by the weighted average shares of common stock outstanding (175,950 in 1997 and 1996). Diluted earnings per share for 1997 and 1996 were computed by dividing net earnings by the weighted average shares of common stock and common stock that would have been outstanding assuming the issuance of all dilutive potential common shares outstanding (181,282 and 179,605 in 1997 and 1996, respectively). Dilution of the per share calculation relates to stock options. Diluted earnings for 1997 and 1996 are the same as primary earnings per share calculated and reported under superseded APB 15.

Reclassifications

         Certain amounts in the 1996 consolidated financial statements have been reclassified to conform with the 1997 presentation.

(2)      INVESTMENT SECURITIES AVAILABLE FOR SALE

         Investment securities available for sale at September 30, consist of the following:

                                                                         September 30, 1997
                                                        Amortized      Unrealized    Unrealized
                                                          cost            gains        losses      Market value
 --------------------------------------------------------------------------------------------------------------
 Treasury notes:
       Due after one year through five years           $   223,917        $1,434       $   ---        $225,351
 Mortgage-backed securities:
    FNMA                                                 1,083,541           ---        (9,125)      1,074,416
    FHLMC                                                1,562,472           ---       (14,308)      1,548,164
    FHLB                                                   351,213           ---          (650)        350,563
                                                       -------------------------------------------------------
                                                         2,997,226           ---       (24,083)      2,973,143
                                                       -------------------------------------------------------
 FHLMC preferred stock                                      30,691     1,078,103           ---       1,108,794
                                                       -------------------------------------------------------
 Corporate bonds:
    Due after one year through five years                  617,180           ---        (6,369)        610,811
    Due after five years through ten years               1,636,055           ---       (20,407)      1,615,648
                                                       -------------------------------------------------------
                                                         2,253,235           ---       (26,776)      2,226,459
                                                       -------------------------------------------------------
 Municipal bonds:
    Due after five years through ten years                 443,575           241           ---         443,816
    Due after ten years                                    895,239        13,861           ---         909,100
                                                       -------------------------------------------------------
                                                         1,338,814        14,102           ---       1,352,916
                                                       -------------------------------------------------------
                                                        $6,843,883    $1,093,639     $ (50,859)     $7,886,663
                                                       =======================================================

                                                                         September 30, 1996
                                                          Amortized    Unrealized   Unrealized
                                                            cost         gains        losses      Market value
 -------------------------------------------------------------------------------------------------------------
 Mortgage-backed securities:
    FNMA                                                 $ 2,907,950   $   2,986    $  (72,473)    $ 2,838,463
    FHLMC                                                  1,792,181       2,735       (50,242)      1,744,674
                                                         -----------------------------------------------------
                                                           4,700,131       5,721      (122,715)      4,583,137
                                                         -----------------------------------------------------
 FHLMC preferred stock                                        30,691     748,991            ---        779,682
                                                         -----------------------------------------------------
 Corporate bonds:
    Due after one year through five years                    508,235         ---       (20,120)        488,115
    Due after five years through ten years                 1,009,184         ---       (50,837)        958,347
                                                         -----------------------------------------------------
                                                           1,517,419         ---       (70,957)      1,446,462
                                                         -----------------------------------------------------
 Municipal bonds:
    Due after five years through ten years                   445,131         ---       (10,656)        434,475
                                                         -----------------------------------------------------
                                                         $ 6,693,372   $ 754,712    $ (204,328)    $ 7,243,756
                                                         =====================================================

         A reclassification of investment securities from the held to maturity portfolio to the available for sale portfolio occurred during the quarter ended December 31, 1995, in accordance with the FASB Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investment in Debt and Equity Securities, which was issued November 15, 1995. The investment securities that were reclassified had a carrying value of $1,521,922 and a market value of $1,550,360 at the time of transfer.

         For the year ended September 30, 1997, gross realized gains and gross realized losses on sales of securities available for sale were $8,603 and $2,796, respectively, and are included in other non-interest income. For the year ended September 30, 1996, gross realized gains on sales of investment securities available for sale were $28,445 and are included in other non-interest income.

(3)      INVESTMENT SECURITIES HELD TO MATURITY

         Investment securities held to maturity at September 30, consist of:

                                                                         September 30, 1997
                                                           Amortized    Unrealized   Unrealized
                                                              cost         gains        losses     Market value
 --------------------------------------------------------------------------------------------------------------
 Mortgage-backed securities:
    FHLMC                                                  $ 310,135    $  3,310     $ (17,543)      $ 295,902
    GNMA                                                      26,144       2,607            ---         28,751
                                                           ---------------------------------------------------
                                                             336,279       5,917       (17,543)        324,653
                                                           ---------------------------------------------------
 Municipal bonds:
    Due after five years through ten years                   222,525       4,924          (547)        226,902
                                                           ---------------------------------------------------
 Corporate bonds:
    Due after one year through five years                    250,013       5,427            ---        255,440
                                                           ---------------------------------------------------
                                                           $ 808,817    $ 16,268     $ (18,090)      $ 806,995
                                                           ===================================================

                                                                         September 30, 1996
                                                           Amortized    Unrealized   Unrealized
                                                              cost         gains        losses     Market value
 --------------------------------------------------------------------------------------------------------------
 Mortgage-backed securities:
    FNMA                                                 $   199,678    $  2,380           ---    $    202,058
    FHLMC                                                    400,373       2,851     $  (3,672)        399,552
    GNMA                                                      33,039       2,834           ---          35,873
                                                         -----------------------------------------------------
                                                             633,090       8,065        (3,672)        637,483
                                                         -----------------------------------------------------
 Municipal bonds:
    Due after five years through ten years                   226,672       1,703        (4,345)        224,030
                                                         -----------------------------------------------------
 Corporate bonds:
    Due after one year through five years                    407,686       6,518           ---         414,204
                                                         -----------------------------------------------------
                                                         $ 1,267,448    $ 16,286     $  (8,017)    $ 1,275,717
                                                         =====================================================

(4)      LOANS RECEIVABLE

         Loans receivable at September 30, 1997 and 1996, respectively, consist of:

                                             1997             1996
 ---------------------------------------------------------------------
 Real estate mortgage loans:
         One-to-four family               $45,137,304      $40,697,356
         Commercial                        11,317,800        9,828,050
         Home equity loans                    977,216          740,433
         Residential construction           1,053,769        1,002,262
         Participations purchased:
             One-to-four family                 3,300            5,430
             Commercial                     4,485,388        2,770,483
 Consumer loans                             9,696,072        8,257,929
 Commercial loans                           3,946,964        3,320,574
                                          ----------------------------
                                           76,617,813       66,622,517
 Less:
         Deferred loan fees                   188,216          198,195
         Allowance for loan losses            391,677          325,900
                                          ----------------------------
                                          $76,037,920      $66,098,422
                                          ============================


         Activity in the allowance for loan losses for the years ended September 30, consist of:


                                                1997             1996
 ---------------------------------------------------------------------
 Balance at beginning of year              $  325,900        $ 241,094
 Provision charged to earnings                104,000          100,000
 Charge-offs                                  (39,369)         (15,523)
 Recoveries                                     1,146              329
                                           ---------------------------
 Balance at end of year                    $  391,677        $ 325,900
                                           ===========================

         At September 30, 1997 and 1996, non-accrual loans totaled $416,601 and $299,649, respectively.

         The Savings Bank makes loans to certain directors and officers in the normal course of business. These loans are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers and do not involve more than the normal risk of collectibility. A summary of activity in these loans for the year ended September 30, 1997 follows:

         Balance at beginning of year                       $996,255
         New loans                                           218,822
         Repayments                                         (388,035)
                                                            --------
         Balance at end of year                             $827,042
                                                            ========

         At September 30, 1997, the Savings Bank and the Corporation had commitments to originate $1,958,000 of fixed and variable-rate loans. The interest rates on these loans commitments range from 6.50% to 12.0%. The Savings Bank also had commitments to fund $587,284 of variable-rate home equity loans.

(5)      Premises and Equipment

         Premises and equipment at September 30, consist of:

                                              1997                 1996
 -------------------------------------------------------------------------
 Land                                      $  251,766           $  251,766
 Buildings and improvements                 1,326,961            1,315,069
 Furniture and equipment                      972,890              971,877
                                           -------------------------------
                                            2,551,617            2,538,712
 Less accumulated depreciation                776,656              664,010
                                           -------------------------------
                                           $1,774,961           $1,874,702
                                           ===============================


(6)      Deposits

         Deposits at September 30, consist of:


                                                            1997                            1996
                                                   Amount            %            Amount            %
 -----------------------------------------------------------------------------------------------------
 Passbook accounts (2.85% at Sept. 30,
          1997 and 1996)                        $  9,206,489        14%         $10,027,894        15%
 NOW and Super NOW (2.00% and 2.50% at
          Sept. 30, 1997 and 2.00% at Sept.
          30, 1996)                               13,062,895        21           13,532,702        21
 Money Market (2.85% to 5.60% at Sept. 30,
          1997)                                    2,731,690         4                  ---       ---
                                                -----------------------------------------------------
                                                  25,001,074        39           23,560,596        36
                                                -----------------------------------------------------
 Certificate accounts:
 Up to 3%                                            109,407       ---               58,945       ---
 3.01%-4%                                            203,144       ---              431,614         1
 4.01%-5%                                          3,753,973         6            4,884,518         7
 5.01%-6%                                         20,917,804        32           21,169,641        33
 6.01%-7%                                         11,331,750        18           11,936,295        18
 7.01%-8%                                          2,023,232         3            1,951,528         3
 8.01%-9%                                          1,293,000         2            1,293,000         2
                                                -----------------------------------------------------
                                                  39,632,310        61           41,725,541        64
                                                -----------------------------------------------------
                                                 $64,633,384       100%         $65,286,541       100%
                                                =====================================================
 Weighted average cost of all deposits                            4.78%                          4.75%
                                                                  ====                           ====

         Included in certificates at September 30, 1997 and 1996 are $7,641,000 and $4,737,000, respectively, in certificates of $100,000 or more.

         Eligible deposit accounts are insured by the full faith and credit of the government up to $100,000 under the Federal Deposit Insurance
Corporation's Savings Association Insurance Fund (SAIF) at September 30, 1997.

         The contractual maturities of certificates at September 30, 1997 consist of:

                                         Amount               %
                ------------------------------------------------
                Under 12 months        $19,446,737           49%
                12 to 24 months          4,528,213           11
                24 to 36 months         11,356,770           29
                36 to 48 months          2,709,640            7
                48 to 60 months          1,347,170            3
                Over 60 months             243,780            1
                                       -------------------------
                                       $39,632,310          100%
                                       =========================

         Interest expense by type of deposit for the years ended September 30, consist of:

 Account Type                        1997                1996
 ---------------------------------------------------------------
 Passbook                         $  283,217          $  313,341
 NOW and Super NOW                   313,997             301,579
 Certificates                      2,399,331           2,604,553
                                  ------------------------------
                                  $2,996,545          $3,219,473
                                  ==============================

         The deposits of the Savings Bank are insured by the Savings Association Insurance Fund (SAIF), which together with the Bank Insurance Fund
(BIF), which insures the deposits of commercial banks, are the two deposit insurance funds administered by the Federal Deposit Insurance Corporation
(FDIC). The Deposit Insurance Funds Act, enacted on September 30, 1996, required the FDIC to assess a special one-time premium on deposits insured by SAIF to raise the ratio of SAIF insurance funds to insured deposits to 1.25%. The Savings Bank was assessed an additional premium of $332,077 in 1996 which was paid in November 1996.

(7)      Advances From FHLB and Other Borrowings

         Advances from FHLB and other borrowings at September 30, 1997 and 1996 consist of:

                                                                          1997               1996
 ----------------------------------------------------------------------------------------------------
 Advances from FHLB with interest at variable rates (6.85% and
 6.48% at September 30, 1997 and 1996) collateralized by
 qualifying mortgage loans and investments (as defined) equal to
 160% of FHLB advances                                                $ 17,746,000       $  9,746,000
 Mortgage borrowing secured by bank branch with monthly payments
 of principal and interest at 8.75% through October 2010                   311,629            325,360
                                                                      -------------------------------
                                                                      $ 18,057,629       $ 10,071,360
                                                                      ===============================

         The weighted average interest rate of all borrowings was 6.88% and 6.55% at September 30, 1997 and 1996, respectively.

         Advances from FHLB and other borrowings at September 30, 1997 are scheduled to mature as follows:

                         FHLB               Other
                       Advances          Borrowings           Total
----------------------------------------------------------------------
        1998         $ 17,746,000          $13,382         $17,759,382
        1999                  ---           14,601              14,601
        2000                  ---           15,931              15,931
        2001                  ---           17,382              17,382
        2002                  ---           18,965              18,965
  Thereafter                  ---          231,368             231,368
                     -------------------------------------------------
                     $ 17,746,000         $311,629         $18,057,629
                     =================================================

(8)      Income Taxes

         The composition of income taxes for the years ended September 30, consist of:

                                  1997                   1996
 --------------------------------------------------------------
 Current:
         Federal                $  86,196              $228,946
         State                     76,524                61,000
                                -------------------------------
                                  162,720               289,946
 Deferred                         132,000              (155,846)
                                -------------------------------
                                $ 294,720              $134,100
                                ===============================

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30 follow:

                                                                   1997             1996
                                                                   ----             ----
Deferred tax assets:
   Deferred loan fees                                           $  75,300         $ 79,300
   Allowance for delinquent interest                                1,400            9,800
   Allowance for possible loan losses for financial
           reporting purposes                                     133,200          110,800

   SAIF special assessment                                            ---          132,800
   Allowance for environmental contingency                            ---           18,300
                                                                --------------------------
                                                                $ 209,900         $351,000
                                                                ==========================
Deferred tax liabilities:
   FHLB stock dividend                                            (29,200)         (29,200)
   Depreciation                                                   (43,200)         (29,200)
   Tax bad debt reserve                                           (35,900)         (51,600)
   Deductible prepaid expense                                     (18,400)         (25,800)
   Investment securities available for sale                      (417,112)        (220,154)
                                                                --------------------------
                                                                 (543,812)        (355,954)
                                                                --------------------------
   Net temporary differences                                     (333,912)          (4,954)
   Less valuation allowance                                           ---              ---
                                                                --------------------------
   Net deferred tax liability                                   $(333,912)         $(4,954)
                                                                ==========================


         The effective income tax rate differs from the statutory federal corporate rate as follows:

                                            1997              1996
                                            ----              ----
Statutory tax rate                          34.0%             34.0%
State income taxes                           5.6               5.6
Tax exempt interest income                   (.7)             (3.5)
Other                                       (2.4)               .1
                                            ----------------------
Effective tax rate                          36.5%             36.2%
                                            ======================

         Under the Internal Revenue Code, through 1996, the Savings Bank was allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. Subject to certain limitations, the allowable bad debt deduction was computed based on one of two alternative methods: (1) a percent of taxable income before such deduction or
(2) loss experience method. The Savings Bank generally computed its annual addition to its tax bad debt reserves using the percentage of taxable income method through 1996.

         Under Legislation enacted in 1996, beginning in fiscal 1997, the Savings Bank is no longer allowed a special bad debt deduction using the percentage of taxable income method. Beginning in 1997, the Savings Bank is required to recapture its excess tax bad debt reserve over its 1987 base year reserve over a six-year period. This amount has been provided for in the Savings Bank's deferred tax liability.

         Retained earnings at September 30, 1997 include approximately $1,100,000 for which no provision for Federal income taxes has been made. This amount represents allocations of earnings to tax bad debt deductions prior to 1987. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income.

(9)       Retirement Plan

         The Savings Bank maintains a noncontributory defined benefit retirement plan which covers substantially all employees. Pension expense amounted to $18,173 and $39,521 for the years ended September 30, 1997 and 1996. The Plan in which the Savings Bank participates is a multi-employer plan for which separate actuarial valuations are not made with respect to each employer.

(10)     Stockholders' Equity

         The Corporation is subject to regulation as a savings and loan holding company by the Office of Thrift Supervision ("OTS"). The Savings Bank, as a subsidiary of a savings and loan holding company, is subject to certain restrictions in its dealings with the Corporation. The Savings Bank is further subject to the regulatory requirements applicable to a federal savings bank.

         Savings institutions are required to maintain risk-based capital of 8.0% of risk-weighted assets. At September 30, 1997, the Savings Bank's risk-based capital exceeded the required amount. Risk-based capital is defined as the Savings Bank's core capital adjusted by certain items. Risk weighting of assets is derived from assigning one of four risk-weighted categories to an institution's assets, based on the degree of credit risk associated with the asset. The categories range from zero percent for low-risk assets (such as United States Treasury securities) to 100% for high-risk assets (such as real estate owned). The book value of each asset is then multiplied by the risk weighting applicable to the asset category. The sum of the products of the calculation equals total risk-weighted assets.

         Savings institutions are also required to maintain a minimum leverage ratio under which core capital must equal at least 3% of total assets, but no less than the minimum required by the Office of the Comptroller of the Currency ("OCC") for national banks, which minimum currently stands between 4% and 5% for other than the highest rated institutions. The Savings Bank's primary regulator, the Office of Thrift Supervision, is expected to adopt the OCC minimum. The components of core capital are the same as those set by the OCC for national banks, and consist of common equity plus non-cumulative preferred stock and minority interests in consolidated subsidiaries, minus certain intangible assets. At September 30, 1997, the Savings Bank's core capital and leverage ratio were in excess of the required amount.

         Savings institutions must also maintain minimum tangible capital of 1.5% of total assets. The Savings Bank's tangible capital and tangible capital ratio at September 30, 1997 exceeded the required amount.

         The OTS has minimum capital standards that place savings institutions into one of five categories, from "critically undercapitalized" to "well-capitalized," depending on levels of three measures of capital. A well capitalized institution as defined by the regulations has a total risk-based capital ratio of at least 10 percent, a Tier 1 (core) risk-based capital ratio of at least six percent, and a leverage (core) risk-based capital ratio of at least five percent. At September 30, 1997, the Savings Bank was classified as adequately capitalized.

         The following is a summary of the Savings Bank's regulatory capital and capital requirements at September 30, 1997 and 1996:

                                                                                           To be well capitalized
                                                                                                under prompt
                                                                      For capital             corrective action
                                                Actual             adequacy purposes              provisions
                                         -----------------         -----------------       -----------------------
As of September 30, 1997:                Amount      Ratio          Amount      Ratio          Amount     Ratio
                                         ------      -----          ------      -----          ------     -----
Tangible Capital                       $5,593,000     6.3%         1,342,000     1.5%            N/A        N/A

Core (Tier One) Capital                 5,593,000     6.3          2,684,000     3.0          4,473,000     5.0%
Tier One Risk-Based Capital             5,593,000     8.9             N/A        N/A          3,786,000     6.0
Total Risk-Based Capital                5,985,000     9.5          5,048,000     8.0          6,310,000    10.0
Savings Bank Capital                    6,219,000     N/A             N/A        N/A             N/A        N/A

                                                                                           To be well capitalized
                                                                                                under prompt
                                                                      For capital             corrective action
                                                Actual             adequacy purposes              provisions
                                         -----------------         -----------------       -----------------------
As of September 30, 1996:                Amount      Ratio          Amount      Ratio          Amount     Ratio
                                         ------      -----          ------      -----          ------     -----
Tangible Capital                       $5,256,000     6.4%         1,232,000     1.5%            N/A        N/A
Core (Tier One) Capital                 5,256,000     6.4          2,464,000     3.0          4,107,000     5.0%
Tier One Risk-Based Capital             5,582,000    10.2             N/A        N/A          3,264,000     6.0

Total Risk-Based Capital                5,256,000     9.7          4,352,000     8.0          5,400,000    10.0
Savings Bank Capital                    5,586,000     N/A             N/A        N/A             N/A        N/A

         The OTS has regulations governing dividend payments, stock redemptions, and other capital distributions, including upstreaming of dividends by a savings institution to a holding company. Under these regulations, the Savings Bank may, without prior OTS approval, make capital distributions to the Corporation of up to 100% of its net income during the calendar year, plus an amount that would reduce by half its excess capital over its fully phased-in capital requirement at the beginning of the calendar year. The Corporation is not subject to any regulatory restrictions on the payments of dividends to its stockholders, other than restrictions under Indiana law.

         At the time of conversion, October 17, 1991, the Savings Bank established a liquidation account of $3,348,000 which equaled the Savings Bank's retained earnings as of the date of the latest statement of financial condition, June 30, 1991, contained in the final offering circular. The liquidation account will be maintained for the benefit of depositors, as of the eligibility record date, who continue to maintain their deposits in the Savings Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount to the then current adjusted balance for deposits then held, before any liquidation distribution may be made with respect to the shareholders. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account does not restrict the use or application of such retained earnings.

         The Corporation has a stock option plan whereby 17,250 shares of authorized but unissued common stock are reserved for future issuance upon the exercise of stock options. Stock options for the purchase of 12,075 shares have been granted to certain officers and directors at $10 per share, the market value at the date of approval of the plan. The options can be exercised at any time until expiration in October 2001. Stock options for the purchase of 1,725 shares were granted to a new director in 1995 at $18 per share, the market value the date the options were granted. The options can be exercised at any time until expiration in January 2005. Additionally, stock options for the purchase of 3,450 shares were granted in 1996 to certain officers and directors at $20 per share, the market value at the date the options were granted. The options can be exercised at any time until expiration in August 2006. During 1994, options for 1,725 shares were exercised. No options were exercised in 1995. During 1996, options for 1,725 shares were exercised leaving 13,800 unexercised options at September 30, 1996. No options were exercised in 1997.

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), effective for transactions entered into after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting prescribed by the Accounting Principles Board Option No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Corporation has elected to continue to account for its employee stock compensation plan as prescribed under APB 25 and make the pro forma disclosures of net income and earnings per share required by SFAS 123. As only 1,725 options were issued in 1996 and no stock options were awarded in 1997, the adoption of SFAS 123 had no impact on the Corporation's financial position or results of operations.

         In April 1995, the Corporation issued to its shareholders one Common Share Purchase Rights (the Rights) for each share of common stock owned. The Rights entitle the shareholders to purchase one share of common stock for $70.

(11)     Parent Company Financial Information

         Following is condensed parent company financial information of the
Corporation:

                  Condensed Statement of Financial Condition
                  ------------------------------------------

 Assets                                                                       1997                1996
 --------------------------------------------------------------------------------------------------------
 Cash, including interest-bearing deposit of $100,000                     $   156,228        $    378,342
 Investment in Savings Bank                                                 6,218,520           5,585,782
 Due from Savings Bank for income taxes and proceeds from
      issuance of common stock                                                  8,426              61,300
 Premises and equipment, net                                                  817,735             830,859
 Loans receivable                                                             350,155                 ---
                                                                          -------------------------------
                                                                          $ 7,551,064         $ 6,856,283
                                                                          ===============================
 Liabilities
 Due to Savings Bank for compensation expense                                  44,994              80,448
 Long-term debt                                                               311,629             325,360
 Other Liabilities                                                             23,119              17,597
                                                                          -------------------------------
                                                                              379,742             423,405
                                                                          -------------------------------
 Shareholder's Equity
 Common stock                                                               1,358,123           1,358,123
 Retained earnings                                                          5,187,531           4,744,525
 Unrealized appreciation on investment securities available
      for sale held by Savings Bank                                           625,668             330,230
                                                                          -------------------------------
                                                                            7,171,322           6,432,878
                                                                          -------------------------------
                                                                          $ 7,551,064         $ 6,856,283
                                                                          ===============================

                       Condensed Statement of Earnings
                       -------------------------------
                                                                            1997             1996
 --------------------------------------------------------------------------------------------------
 Dividend from Savings Bank                                             $  200,000       $      ---
 Lease income                                                               42,135           49,500
 Interest income on deposits                                                11,926           10,646
 Interest income on loans                                                   21,664              ---
 Interest expense on loans                                                 (26,457)         (26,212)
 Operating expenses                                                       (119,631)        (108,393)
                                                                        ---------------------------
                                                                           129,637          (74,459)
 Income tax benefit                                                         46,443           25,300
                                                                        ---------------------------
       Income (loss) before equity in undistributed earnings
           of Savings Bank                                                 176,080          (49,159)
 Equity in undistributed earnings of Savings Bank                          337,300          285,340
                                                                        ---------------------------
       Net earnings                                                     $  513,380       $  236,181
                                                                        ===========================


                     Condensed Statement of Cash Flows
                     ---------------------------------

                                                                                 1997                1996
                                                                              ------------------------------
 Net cash flows from operating activities:
    Net earnings                                                              $ 513,380            $ 236,181
    Adjustments to reconcile net cash provided by operating
    activities:
         Equity in undistributed earnings of Savings Bank                     (337,300)            (285,340)
         Depreciation and amortization                                           23,697               22,817
         (Increase) decrease in due from Savings Bank                            52,874               73,925
         Increase in due to Savings Bank                                       (29,932)                  ---
         Decrease in other receivables                                              ---                   25
         Increase in other liabilities                                              ---               22,503
                                                                              ------------------------------
             Net cash provided by operating activities                          222,719               70,111
 Cash flows from investing activities:
    Loans funded net of collections                                           (350,155)                  ---
    Purchase of premises and equipment                                         (10,573)                  ---
                                                                              ------------------------------
             Net cash used by investing activities                            (360,728)
                                                                              ------------------------------
 Cash flows from financing activities:
    Proceeds from borrowings                                                        ---              335,000
    Repayment of borrowings                                                    (13,731)              (9,640)
    Net proceeds from issuance of common stock                                      ---               17,250
    Dividends paid to shareholders                                             (70,374)             (70,380)
                                                                              ------------------------------
             Net cash provided (used) by financing activities                  (84,105)              272,230
                                                                              ------------------------------
 Net increase (decrease) in cash                                              (222,114)              342,341
 Cash and cash equivalents at beginning of year                                 378,342               36,001
                                                                              ------------------------------
 Cash and cash equivalents at end of year                                     $ 156,228            $ 378,342
                                                                              ==============================
 Supplemental cash flow information - Interest paid                           $  26,457            $  26,212
                                                                              ==============================

(12)     Fair Value of Financial Instruments

         The following disclosure of fair value information is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate value. The estimated fair value amounts have been determined by the Corporation using available market information and other appropriate valuation techniques. These techniques are significantly affected by the assumptions used, such as the discount rate and estimates of future cash flows. Accordingly, the estimates made herein are not necessarily indicative of the amounts Shelby County Bancorp could realize in a current market exchange and the use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amount.

         The following schedule includes the book value and estimated fair value of all financial assets and liabilities, as well as certain off balance sheet items, at September 30.


                                                                  1997                         1996
--------------------------------------------------------------------------------------------------------------
                                                          Carrying    Estimated        Carrying      Estimated
 (In Thousands)                                            amount     fair value        amount      fair value
--------------------------------------------------------------------------------------------------------------
 Assets
 Cash and cash equivalents                                $  2,436      $ 2,436        $  4,923      $  4,923
 Securities including securities available for sale          8,695        8,695           8,511         8,520
 Loans receivable, net                                      76,038       76,443          66,098        65,563
 Accrued interest receivable                                   619          619             529           529
 Stock in FHLB of Indianapolis                                 920          920             620           620

 Liabilities
--------------------------------------------------------------------------------------------------------------
 Deposits                                                   64,633       65,374          65,286        66,150
 Borrowings:
          FHLB advances                                     17,746       17,746           9,746         9,746
          Long-term borrowing                                  312          312             325           325
 Accrued interest payable                                      126          126             133           133

         The following valuation methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments.

         Cash and Cash Equivalents. The fair value of cash and cash equivalents approximates carrying value.

         Securities.  Fair values are based on quoted market prices.

         Loans Receivable, Net. The fair value of loans is estimated by discounting the estimated future cash flows using market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Contractual cash flows were adjusted for prepayment estimates consistent with those used by the Office of Thrift Supervision at September 30, 1997 and 1996.

         Accrued Interest Receivable. The fair value of these financial instruments approximates carrying value.

         Stock in FHLB of Indianapolis. Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

         Deposits. The fair values for demand deposits (i.e., interest bearing and non-interest bearing checking, passbooks savings and money market accounts) are equal to the amount payable on demand at the reporting date. Fair values for fixed-maturity certificates of deposit are calculated using a discounted cash flow analysis that applies interest rates currently offered on certificates.

         FHLB Advances. The fair values of the FHLB advances approximate carrying values as the interest rates are variable and adjust to market rates.

         Long-term Borrowing. The fair value of long-term borrowing approximates carrying value as the interest rate approximates current market rates.

          Accrued Interest Payable. The fair value of these financial instruments approximates carrying value.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ---------------------

                              TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information . . . . . . . . . . . . . . . . . .       3
Prospectus Summary  . . . . . . . . . . . . . . . . . . .       4
Risk Factors  . . . . . . . . . . . . . . . . . . . . . .      11
Pending Transaction . . . . . . . . . . . . . . . . . . .      19
Use of Proceeds . . . . . . . . . . . . . . . . . . . . .      21
Dividend Policy . . . . . . . . . . . . . . . . . . . . .      22
Capitalization  . . . . . . . . . . . . . . . . . . . . .      23
Business of Blue River Bancshares, Inc. . . . . . . . . .      24
Management Discussions and Analysis of Financial
     Condition and Results of Operations of
     Shelby County Bancorp  . . . . . . . . . . . . . . .      26
Summary Condensed Consolidated Historical and Pro Forma
     Financial and Operating Data of Blue River
     Bancshares, Inc. and Shelby County Bancorp . . . . .      38
Business of Shelby County Bancorp . . . . . . . . . . . .      40
Management of the Company and the Bank  . . . . . . . . .      60
Related Party Transactions  . . . . . . . . . . . . . . .      67
Principal Shareholders      . . . . . . . . . . . . . . .      69
Supervision and Regulation  . . . . . . . . . . . . . . .      70
Description of Capital Stock  . . . . . . . . . . . . . .      85
Shares Eligible for Future Sale . . . . . . . . . . . . .      91
Underwriting  . . . . . . . . . . . . . . . . . . . . . .      91
Legal Matters . . . . . . . . . . . . . . . . . . . . . .      93
Experts . . . . . . . . . . . . . . . . . . . . . . . . .      93
Blue River Bancshares, Inc. and Shelby County Bancorp
     Unaudited Pro Forma Combined Financial
     Statements . . . . . . . . . . . . . . . . . . . . .      94
Additional Information  . . . . . . . . . . . . . . . . .      99
Index to Financial Statements of Blue River
     Bancshares, Inc. . . . . . . . . . . . . . . . . . .     F-1
Index to Financial Statements of Shelby
     County Bancorp . . . . . . . . . . . . . . . . . . .     G-1


                            ---------------------

UNTIL _______________, 1998 (25 DAYS AFTER THE EFFECTIVE DATE OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               1,500,000 SHARES

                         BLUE RIVER BANCSHARES, INC.


                                    (LOGO)


                                 COMMON STOCK

                                 ------------

                                  PROSPECTUS

                                 ------------



                                 RONEY & CO.


                           _________________, 1998

                           -----------------------

                           -----------------------

              PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under the Indiana Business Corporation Law and the Company's Articles of Incorporation and Bylaws, the Company's officers and directors are entitled to indemnification against all liability and expense with respect to any civil or criminal claim, action, suit or proceeding in which they are wholly successful. If they are not wholly successful and even if they are adjudged liable or guilty, they are entitled to indemnification if it is determined, with respect to a civil action, by disinterested directors, a special legal counsel, or a majority vote of the shares of the Company's voting stock held by disinterested shareholders, that they acted in good faith in what they reasonably believed to be the best interests of the Company. With respect to any criminal action, it must also be determined that they had no reasonable cause to believe their conduct unlawful.

    Under the Indiana Business Corporation Law, a director of the Company cannot be held liable for actions that do not constitute wilful misconduct or recklessness. In addition, the Articles of Incorporation of the Company provide that directors of the Company shall be immune from personal liability for any action taken as a director, or any failure to take any action, to the fullest extent permitted by the applicable provisions of the Indiana Business Corporation Law from time to time in effect and by general principles of corporate law. In addition, a director of the Company against whom a shareholders' derivative suit has been filed cannot be held liable if a committee of disinterested directors of the Company, after a good faith investigation, determines either that the shareholder has no right or remedy or that pursuit of that right or remedy will not serve the best interests of the Company.

    At present, there are no claims, actions, suits or proceedings pending where indemnification would be required under the above, and the Company does not know of any threatened claims, actions, suits or proceedings which may result in a request for such indemnification.

ITEM 25.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the Commission registration fee and the NASD filing fee, and assume sale of 1,250,000 shares in the offering.

      Commission registration fee  .......................... $  5,089
      NASD filing fee .......................................
      Printing and mailing expenses .........................
      Fees and expenses of counsel ..........................
      Accounting and related expenses .......................
      Blue Sky fees and expenses (including counsel fees) ...
      Underwriter's Expenses* ...............................
      Miscellaneous .........................................
                                                              --------
              Total ......................................... $
                                                              ========

* If the over-allotment option is exercised by the Underwriter, the Underwriter will reduce these expenses by $10,000.

ITEM 26.         RECENT SALES OF UNREGISTERED SECURITIES.

    The registrant has borrowed funds from Steven R. Abel, Robert C. Reed, and
D. Warren Robison, directors and officers of the Company, to pay expenses of the Company as disclosed in the Prospectus. To the extent that such transactions would be deemed to involve the offer or sale of a security, the registrant would claim exemption including, without limitation, the exemption provided by Section 4(2) of the Securities Act of 1933, for such transactions. In addition, the registrant, sold 45,000 shares of its Common Stock to each of Messrs. Abel and Robison for $.20 per share. The registrant also claims an exemption for such sale pursuant to Section 4(2).

ITEM 27.         EXHIBITS.

    Exhibit No.  Description

         1      *Form of Underwriting Agreement

         2 Amended and Restated Agreement of Affiliation and Merger dated March 12, 1998, among registrant, Shelby County Bancorp and Shelby County Savings Bank, FSB

         3.1 *Amended and Restated Articles of Incorporation of Blue River Bancshares, Inc.

         3.2    *Bylaws of Blue River Bancshares, Inc.

         5       Opinion of Krieg DeVault Alexander & Capehart

         10.1   *1997 Directors' Stock Option Plan

         10.2   *1997 Key Employee Stock Option Plan

         10.3    Promissory Notes under which "Borrowings" were incurred

         10.4 *Amended and Restated Employment Agreement dated August 11, 1998, between registrant and Robert C. Reed

         10.5 Stock Option Agreement dated February 5, 1998, between registrant and Shelby County Bancorp

         10.6 Termination Agreement dated February 5, 1998, among registrant, Shelby County Savings Bank, FSB and Rodney L. Meyerholtz

         23.1 Consent of Krieg DeVault Alexander & Capehart (included in Opinion filed as Exhibit 5)

         23.2    Consent of Deloitte & Touche LLP

         23.3    Consent of KPMG Peat Marwick LLP

         24      Power of Attorney

         27      Financial Data Schedule (EDGAR filing only)

------------------
*   To be filed by pre-effective amendment.

ITEM 28.         UNDERTAKINGS.

    The undersigned registrant hereby undertakes as follows:

    (1) The registrant will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3)  The registrant will:

         (i) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective; and

         (ii) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                  SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Shelbyville, State of Indiana, on March 19, 1998.

                                            BLUE RIVER BANCSHARES, INC.



                                            By: /s/ ROBERT C. REED
                                               ----------------------------
                                                Robert C. Reed, President

    In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities indicated on March 19, 1998.

    Signatures                                     Title


/s/ ROBERT C. REED                      President (Chief Executive Officer)
-------------------------------         and Director
Robert C. Reed

/s/ BRADLEY A. LONG                     Vice President and Chief Financial
-------------------------------         Officer (principal financial and
Bradley A. Long                         accounting officer)

/s/ STEVEN R. ABEL*                     Director
-------------------------------
Steven R. Abel

/s/ D. WARREN ROBISON*                  Director
-------------------------------
D. Warren Robison




*By: /s/ ROBERT C. REED
    ---------------------------------
     Robert C. Reed, Attorney-in-fact